



=PEPBOYS=

DOES EVERYTHING.


FOR LESS

2008 Annual Report

Notice of Annual Meeting & Proxy Statement

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

LETTER TO OUR SHAREHOLDERS

As you know, 2008 was a rebuilding year for Pep Boys. It was the first year executing our strategic plan, which was announced in the Fall of 2007. This plan focuses on:

- Leading with our service business and growth through adding service spokes.
- Creating a differentiated retail experience by creating the Automotive Superstore.
- Leveraging our superstores and service centers to provide the most complete offering for our commercial customers.

We are executing this plan to transform Pep Boys into the Automotive Solutions Provider of Choice for the Value-Oriented Customer. With our strategic plan as our guide, in 2008 we began to address our priorities relative to our people, our products and services, our marketing and our service center density.

BEST PEOPLE

We have restructured our store leadership organization to ensure that all three lines of business - service, retail and commercial - work together for the benefit of our customers. We feel good about the level of pride we see returning to our stores and, more importantly, our associates feel that we are making the right moves to restore the Pep Boys brand. Our company-wide commitment for 2009 is to get Pep Boys "Back in Black." Black in sales trends and black in profitability.

One of the most important commitments we have made to our people has been training - technical, customer service and sales. Training is important for both our associates and our customers. It improves associate capability, pride and confidence. It also improves the quality of the work we do. And it improves the perception of the quality of work that we do, because our associates are able to serve our customers with skill and confidence.

BEST PRODUCTS AND SERVICES

With respect to our products, we are focused on core automotive. It took much of 2008 to complete the re-merchandising of each of our stores that we started in 2007. Our parts merchandising is now vastly improved in terms of coverage and pricing. Our sales floor merchandising now makes it much easier for our customers to shop us and to find what they want. Our focus on core automotive is also helping our commercial business. Accessories and complementary products are still an important part of our mix. In fact, accessories are a differentiating element of our Automotive Superstore. We have retained complementary products that customers have come to know us for - like powersports and generators. And we will add new categories from time to time, but this is not going to distract us from our core automotive focus.

As I have stated before, service is our leading business. We have broken down the walls within our organization that previously existed between retail, commercial and service. The mantra in our stores is to get "one more service sale per store per day." It's about always saying "yes" to our customers and growing our business through execution in providing fast, expert service to each customer every time. It's about our category managers reviewing all three lines of business when it comes to customer insights, assortments, pricing and selling process. This has led to the introduction of hybrid vehicle services and 29 minute oil changes, as well as investments in state-of-the-art diagnostic equipment.

MARKETING

While we've reduced our total marketing budget for 2009, we've actually increased our budget for service-related advertising. Tires are our biggest category and we have found that this category responds well to our promotional advertising. The tire promotions benefit retail as well as service. For service, it succeeds in informing customers about our service capabilities. For retail, it appeals to DIYers since they need to purchase tires also, and cannot install tires themselves. The message is delivered via TV, radio, print, direct mail, email and the web - with TV providing the greatest impact on customer acquisition. The advertising has a more contemporary look, feel and sound to attract a broader male and female customer base. The tag line, "When the light comes on – just come in - Pep Boys, Does Everything. For Less!" is intended to inform customers of both our full service offering as well as our value proposition.

Now launching is our rewards program, which is integrated with a more robust CRM program. And they will both be followed by a more robust pepboys.com, that will include on-line service scheduling and many more customer benefits.

SERVICE SPOKES

When we announced our strategic plan in the fall of 2007, we identified two meaningful legacy issues - store size and market density. We are addressing our larger than necessary stores with our Automotive Superstore. It provides space for a wider array of automotive products and for a deeper assortment of parts. It allows us to fulfill our Does Everything. For Less! brand promise.

Regarding market density, since the 1990's the company has been spread across more than 30 states and Puerto Rico. Our new marketing approach is more cost effective given our lack of density. And service spokes will allow us to fill in the gaps between our superscenters. Our supercenters were built to be destination stores. Our service centers will offer customer convenience. They allow us to be close to our service customers' home or work. They are lower cost and more efficient. And they leverage the inventory in our supercenters and the trucks that are already on the road serving commercial customers. Our first service center just opened in Ventura, California. We are targeting 15 this year and 20 to 40 in 2010.

MOVING FORWARD

2008 was a difficult year for Pep Boys. But it's now in our rear-view mirror. We are pleased with the progress that we have made and are encouraged with our prospects for transforming this 88-year old company into a success story.



Michael R. Odell
Chief Executive Officer

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

It is our pleasure to invite you to Pep Boys 2009 Annual Meeting. This year's meeting will be held on Wednesday, June 24, 2009, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania. The meeting will begin promptly at 9:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) The ratification of the appointment of our independent registered public accounting firm.

(Item 3) The amendment and restatement of our Stock Incentive Plan to extend its term through December 31, 2014 and to provide an additional 1,500,000 shares available for award issuances thereunder.

(Item 4) The approval of the amendment and restatement of our Annual Incentive Bonus Plan to allow certain amounts paid under the plan to be deductible under section 162(m) of the Internal Revenue Code.

(Item 5) A shareholder proposal regarding the Company's reincorporation to North Dakota, if presented by its proponent.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting. All shareholders of record at the close of business on Friday, April 17, 2009 are entitled to vote at the meeting and any postponements or adjournments. Your vote is important to us. Please vote as soon as possible in one of the following ways:

- By Internet by visiting the website shown on your Notice of Internet Availability of Proxy Materials or proxy card.

- By telephone by calling the toll-free telephone number shown on your Notice of Internet Availability of Proxy Materials or proxy card.

- By mail, if you requested printed proxy materials, by returning the proxy card in the postage-paid envelope provided.

- By following the instructions on your proxy materials if your shares are held in the name of your bank, broker or other holder of record.

Whether or not you plan to attend the meeting, please make sure that your shares are represented by voting in advance of the meeting using one of these methods.



Brian D. Zuckerman
Secretary
May 13, 2009

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION 1
SHARE OWNERSHIP 4
(ITEM 1) ELECTION OF DIRECTORS 7
What is the makeup of the Board of Directors? 7
Nominees for Election 7
Corporate Governance 9
Human Resources Committee Interlocks and Insider Participation 9
Meetings and Committees of the Board of Directors 9
Can a shareholder nominate a candidate for director? 10
How are candidates identified and evaluated? 10
How are directors compensated? 11
Director Compensation Table 11
Certain Relationships and Related Transactions 12
Report of the Audit Committee of the Board of Directors 12
Independent Registered Public Accounting Firm's Fees 13
EXECUTIVE COMPENSATION 14
Compensation Discussion and Analysis 14
Human Resources Committee Report 18
Summary Compensation Table 19
Grants of Plan Based Awards 21
Outstanding Equity Awards at Fiscal Year-End Table 22
Option Exercises and Stock Vested Table 23
Pension Plans 23
Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans 24
Employment Agreements with the Named Executive Officers 25
Potential Payments upon Termination or Change of Control 25
(ITEM 2) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC CCCOUNTING FIRM 26
(ITEM 3) PROPOSAL TO AMEND AND RESTATE OUR STOCK INCENTIVE PLAN TO EXTEND ITS TERM THROUGH DECEMBER 31, 2014 AND TO PROVIDE AN ADDITIONAL 1,500,000 SHARES AVAILABLE FOR AWARD ISSUANCES THEREUNDER 27
(ITEM 4) APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR ANNUAL INCENTIVE BONUS PLAN TO ALLOW CERTAIN AMOUNTS PAID UNDER THE PLAN TO BE DEDUCTIBLE UNDER SECTION 162(M) OF THE INTERNAL REVENUE CODE 32
(ITEM 5) SHAREHOLDER PROPOSAL REGARDING THE COMPANY'S REINCORPORATION TO NORTH DAKOTA 37
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 39
COST OF SOLICITATION OF PROXIES 39
PROPOSALS OF SHAREHOLDERS 40
ANNUAL REPORT ON FORM 10-K 40
EXHIBIT A – 2009 STOCK INCENTIVE PLAN A-1
EXHIBIT B – ANNUAL INCENTIVE BONUS PLAN B-1

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Wednesday, June 24, 2009, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania and will begin promptly at 9:00 a.m.

The Company's Proxy Statement and 2008 Annual Report are available at www.proxyvote.com.

We are pleased to be using a procedure approved by the Securities and Exchange Commission that allows companies to furnish their proxy materials to shareholders over the Internet instead of mailing full sets of the printed materials. We believe that this procedure will reduce costs, provide greater flexibility to our shareholders and lessen the environmental impact of our Annual Meeting. On or about May 13, 2009, we started mailing to our shareholders a Notice of Internet Availability of Proxy Materials. The Notice of Internet Availability contains instructions on how to access and read our Proxy Statement and our 2008 Annual Report on the Internet and to vote online. **If you received a Notice of Internet Availability by mail, you will not receive paper copies of the Proxy Materials in the mail unless you request them.** Instead, the Notice of Internet Availability instructs you on how to access and read the Proxy Statement and Annual Report and how you may submit your proxy over the Internet. If you would like to receive a printed copy of the materials, please follow the instructions on the Notice of Internet Availability for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the Internet, this Proxy Statement, form of proxy card, and our 2008 Annual Report on or about May 13, 2009.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors.
- The ratification of the appointment of our independent registered public accounting firm.
- The amendment and restatement of our Stock Incentive Plan to extend its term through December 31, 2014 and to provide an additional 1,500,000 shares available for award issuances thereunder.
- The approval of the amendment and restatement of our Annual Incentive Bonus Plan to allow certain amounts paid under the plan to be deductible under section 162(m) of the Internal Revenue Code.
- A shareholder proposal regarding the Company's reincorporation to North Dakota, if presented by its proponent.

In addition, we will report on our business operations and will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 17, 2009. As of the record date, 54,460,471 shares were outstanding. As of the record date, 2,195,270 of the outstanding shares were held by The Pep Boys – Manny, Moe & Jack Flexitrust. This flexible employee benefits trust was established on April 29, 1994 to fund a portion of our obligations arising from various employee compensation and benefit plans. Shares held for participating employees under the Flexitrust will be voted as directed by written instructions from the participating employees.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to one vote per share on all matters including in uncontested elections of directors.

In contested elections of directors, elections where the number of nominees exceeds the number of directors to be elected, each shareholder is entitled to vote cumulatively. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly and without satisfying any condition precedent, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote?

You may vote using any of the following methods:

- **Internet**. You may vote your shares by the Internet. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. The web site for Internet voting is listed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials. Internet voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 23, 2009. You will be able to confirm that the system has properly recorded your vote. **If you vote via the Internet, you do NOT need to return a proxy card or voting instruction form.**

- **Telephone**. If located in the United States or Canada, you can vote your shares by telephone by calling the toll-free telephone number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable, and following the recorded instructions. You will need the control number printed on your Notice of Internet Availability, on your proxy card or in the instructions that accompany your proxy materials, as applicable. Telephone voting is available 24 hours a day and will be accessible until 11:59 P.M. Eastern Time on June 23, 2009. You will be able to confirm that the system has properly recorded your vote. **If you vote by telephone, you do NOT need to return a proxy card or voting instruction form.**

- **Mail**. If you received printed copies of the proxy materials by mail, you can vote by mail. Simply complete and sign the proxy card and return it in the postage-paid envelope included in the materials. If you hold your shares through a bank or brokerage account, please complete and mail the voting instruction form in the envelope provided.

- **Ballot at the Annual Meeting**. You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy using one of the foregoing methods.

Your shares will be voted as you direct. If you sign and return a proxy card prior to the meeting that does not contain instructions, your shares will be voted as recommended by the Board of Directors.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by (i) providing a later dated vote by Internet or telephone, (ii) delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary or (iii) attending the meeting, requesting that your previously delivered proxy be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 17, 2009 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 54,460,471 shares were outstanding on the record date, at least 27,230,136 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

On routine matters, brokers who hold customer shares in "street name" but have not timely received voting instructions from such customers have discretion to vote such shares. Accordingly, the presence of such votes at the meeting will be included in determining whether there is a quorum for (Item 1) and (Item 2). A broker non-vote occurs when a brokerage firm holding a customer's shares in street name has not received voting instructions from such customer with respect to a non-routine matter to be voted upon. Accordingly, broker non-votes will not be counted as present for the purpose of determining whether there is a quorum for (Item 3), (Item 4) and (Item 5).

How many votes are needed to elect directors?

In uncontested elections, a director nominee will only be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. This is commonly referred to as a "majority vote." An "abstain" vote will have no effect on the outcome of the election, but will be counted for purposes of determining whether a quorum is present. Broker non-votes, if any, will be counted towards the number of votes cast "for" or "against" the director nominee, as the case may be, because a director election is considered a routine matter. Broker non-votes will also be counted for purposes of determining whether a quorum is present. Under Pennsylvania law, if an incumbent director does not receive a majority vote, then the incumbent director will continue to serve on the Board of Directors until his or her successor is elected and qualified. However, an incumbent director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of Pep Boys and our shareholders and will publicly disclose its decision and rationale within 90 days.

In contested elections, the nominees who receive the most votes cast "for" at the annual meeting will be elected.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter. Abstentions and broker non-votes, if any, are not considered votes "cast" for matters other than the election of directors, and therefore will have no effect on the vote for matters other than the election of directors and will not be considered in determining whether such proposals have received the requisite shareholder vote.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors.
- **FOR** the ratification of the appointment of our independent registered public accounting firm.
- **FOR** the amendment and restatement of our Stock Incentive Plan to extend its term through December 31, 2014 and to provide an additional 1,500,000 shares available for award issuances thereunder.
- **FOR** the approval of the amendment and restatement of our Annual Incentive Bonus Plan to allow certain amounts paid under the plan to be deductible under section 162(m) of the Internal Revenue Code.
- **AGAINST** the shareholder proposal regarding the Company's reincorporation to North Dakota.

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement

Filings made by companies with the Securities and Exchange Commission (SEC) sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report and the Human Resources Committee Report contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
Glenhill Advisors LLC and affiliates 598 Madison Avenue, 12th Floor New York, NY 10022[1]	5,050,000	9.3%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746[2]	4,273,868	7.8%
Barington Capital Group, L.P. and affiliates 888 Seventh Avenue, 17th Floor New York, NY 10019[3]	2,902,549	5.3%
Barclays Global Investors, NA and affiliates 400 Howard Street San Francisco, CA 94105[4]	2,799,059	5.1%

1 Based upon information disclosed in a Schedule 13G/A filed on February 17, 2009.

2 Based upon information disclosed in a Schedule 13G/A filed on February 9, 2009. Dimensional Fund Advisers LP disclaims beneficial ownership of such shares.

3 Based upon information disclosed in a Schedule 13 D/A filed on April 9, 2009.

4 Based upon information disclosed in a Schedule 13G filed on February 5, 2009. The shares reported are held in trust accounts for the economic benefit of those accounts.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares our directors, director nominee and executive officers named in the Summary Compensation Table found on page 19 beneficially owned on April 17, 2009. The address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[1]	Percent of Outstanding Shares
James A. Mitarotonda[2]	2,908,760	5.3%
Thomas R. Hudson Jr.	2,127,165	3.9%
Max L. Lukens	150,145	+
Raymond L. Arthur	118,646	+
Michael R. Odell	107,912	+
Joseph A. Cirelli	97,596	+
Scott A. Webb	90,805	+
Nick White	65,395	+
Robert H. Hotz	47,131	+
John T. Sweetwood	46,905	+
Jane Scaccetti	46,244	+
Troy E. Fee	28,886	+
James A. Williams	32,467	+
M. Shân Atkins	26,931	+
Peter A. Bassi	23,131	+
Irvin D. Reid	4,583	+
Jeffrey C. Rachor[3]	312,608	+
Harry F. Yanowitz[4]	229,461	+
Directors, director nominee and executive officers as a group (18 people)	5,983,835	10.9%

\+ Represents less than 1%.

1 Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes shares that can be acquired through stock option exercises through June 16, 2009: Mitarotonda – 3,654; Hudson – 3,544; Arthur – 33,334; Odell – 5,734; Cirelli – 43,692; Webb – 6,667; White – 3,627; Hotz – 10,840; Sweetwood – 23,340; Scaccetti – 19,340; Fee – 4,000; Williams – 3,654; Atkins – 10,840; Bassi – 10,840; Reid – 940; and as a group – 211,880.

2 Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp., which is the general partner of Barington Capital Group, L.P., which is the majority member of each of Barington Companies Investors, LLC ("Barington Investors"), Barington Companies Advisors, LLC ("Barington Advisors") and Barington Offshore Advisors II, LLC ("Barington Offshore"). Barington Investors is the general partner of Barington Companies Equity Partners, L.P. ("Barington"). Barington Advisors is the general partner of Barington Investments, L.P. ("Barington Investments"). Barington Offshore is the investment advisor to Barington Companies Offshore Fund, Ltd. ("Barington Fund"). Barington, Barington Investments and Barington Fund beneficially own 1,468,268, 991,780 and 437,245 shares of Pep Boys Stock, respectively. Mr. Mitarotonda disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

3 Mr. Rachor's ownership is reported as of April 23, 2008, the effective date of his resignation from the Company.

4 Mr. Yanowitz' ownership is reported as of May 1, 2008, the effective date of his resignation from the Company.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently consists of 11 members. Peter A. Bassi has decided to retire from service and not seek re-election. Thomas R. Hudson Jr. was not nominated by our Board of Directors for re-election. Each of our other nine directors has been nominated for re-election together with a new nominee. Accordingly, when Messrs. Bassi's and Hudson's terms expire on June 24, 2009, our Board of Directors will be reduced to ten members.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2010 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The nominees standing for election are:

Jane Scaccetti Director since 2002

Ms. Scaccetti, 55, a CPA, is the Chief Executive Officer of Drucker & Scaccetti PC, a public accounting and business advisory firm, of which she has a been a principal since 1990. Ms. Scaccetti serves as a director of Nutrition Management Services Company.

John T. Sweetwood Director since 2002

Mr. Sweetwood, 61, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately as President of The Americas, of Six Continents Hotels (currently, Intercontinental Hotels Group), a division of Six Continents PLC (currently IHG PLC) that operates hotels under the InterContinental, Crown Plaza, Holiday Inn and other brands.

M. Shân Atkins Director since 2004

Ms. Atkins, 52, a CPA and Chartered Accountant, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President – Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins serves as a director of Shoppers Drug Mart Corporation, Spartan Stores, Inc. and Tim Hortons Inc.

Robert H. Hotz Director since 2005

Mr. Hotz, 64, is Senior Managing Director, Co-Head of Investment Banking, a member of the Operating Committee and Co-Chairman of Houlihan Lokey Howard & Zukin, Inc, where he has been employed since 2002. Mr. Hotz serves as a director of Universal Health Services, Inc.

James A. Mitarotonda Director since August 2006 Chairman of the Board since July 2008

Mr. Mitarotonda, 54, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm that he co-founded in 1991. Mr. Mitarotonda served as the President and Chief Executive Officer of Dynabazaar, Inc. from May 2006 until April 2007 and January 2004 until December 2004. Mr. Mitarotonda also served as the Co-Chief Executive Officer and Co-Chairman of L Q Corporation, Inc. from April 2003 until May 2004 and as its sole Chief Executive Officer from May 2004 until October 2004. Mr. Mitarotonda serves as a director of A. Schulman, Inc., Griffon Corporation and Sielox, Inc.

Nick White Director since August 2006

Mr. White, 64, is President and Chief Executive Officer of White & Associates, a management consulting firm that he founded in 2000. From 1973 through 2000, Mr. White held numerous executive and management level positions with Wal-Mart Stores, Inc., including Executive Vice President and General Manager of the Supercenter division from 1990 to 2000 and Executive Vice President and General Manager of Sam's Wholesale Club from 1985 through 1989. Mr. White serves as a director of Dillard's, Inc.

James A. Williams Director since August 2006

Mr. Williams, 66, retired in 2008 from his position of Corporate President and Vice Chairman of GoldToeMoretz, LLC, the resultant parent company formed as a result of the merger of Gold Toe Brands, Inc. and Moretz Sports, Inc. in October 2006. From 1999 through October 2006, Mr. Williams served as the President and Chief Executive Officer of Gold Toe Brands, Inc., the largest branded sock manufacturer in the United States.

Irvin D. Reid Director since December 2007

Dr. Reid, 68, is the President Emeritus and Eugene Applebaum Professor, Community Engagement, at Wayne State University, an urban research university located in Detroit, Michigan and served two three-year terms on the Board of the Federal Reserve Bank of Chicago (Detroit Branch). Mr. Reid serves as a director of A. Schulman, Inc. and Mack-Cali Realty Corporation.

Michael R. Odell Director since July 2008

Mr. Odell, 45, has been our Chief Executive Officer since September 22, 2008. He joined Pep Boys in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group.

Max L. Lukens Director Nominee

Mr. Lukens, 61, is retired. He was the President and Chief Executive Officer of Stewart & Stevenson Services, Inc., a company primarily engaged in the design, manufacture and service of military tactical vehicles, from March 2004 until May 2006 when the company was sold. He served as Interim Chief Executive Officer and President of Stewart & Stevenson from September 2003 until March 2004, and as Chairman of the Board from December 2002 to March 2004. From 1981 until January 2000, Mr. Lukens worked for Baker Hughes Incorporated, an oilfield services company, in a number of capacities, including Chairman of the Board, President and Chief Executive Officer. Mr. Lukens served on our Board of Directors from August 2006 until October 2007, when he resigned for personal reasons due to the illness of a family member. Mr. Lukens serves as a director of NCI Building Systems Inc. and Westlake Chemical Corporation. If elected by shareholders, the Board intends to appoint Mr. Lukens as Chairman of the Board.

Each of Messrs. Mitarotonda, Reid, White and Williams was originally appointed to the Board pursuant to the terms of an agreement between the Company and a group of investors led by Barington Capital Group, L.P. Such agreement has since expired.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and members of the Board), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com, or which will be provided in writing, free of charge, to any shareholder upon request to: Pep Boys, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The information on our website is not part of this Proxy Statement. References to our website herein are intended as inactive textual references only.

As required by the New York Stock Exchange (NYSE), promptly following our 2008 Annual Meeting, our Interim CEO certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards.

Independence. An independent director is independent from management and free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. In reaching such an opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the NYSE. The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, all of our current directors, except our Chief Executive Officer, Mr. Odell, are independent. Director nominee, Max L. Lukens is also independent. All Committees of the Board consist entirely of independent directors.

Communicating with the Board of Directors. Interested parties should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all interested party communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Director Attendance at the Annual Meeting. All Board members are strongly encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election, except Mr. Hudson, attended the 2008 Annual Meeting.

Executive Sessions of the Independent Directors. Our non-executive Chairman, Mr. Mitarotonda, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Personal Loans to Executive Officers and Directors. Pep Boys has no personal loans extended to its executive officers or directors.

Human Resources Committee Interlocks and Insider Participation

Messrs. Bassi, Sweetwood, White and Williams were the members of our Human Resources Committee in fiscal 2008. None of these members is or has been an officer or employee of Pep Boys or has any relationship with Pep Boys requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Pep Boys serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Pep Boys' Board of Directors or Human Resources Committee.

Meetings and Committees of the Board of Directors

The Board of Directors held 14 meetings during fiscal 2008. During fiscal 2008, each director standing for re-election attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served, except for Dr. Reid who attended 73%. The Board of Directors has standing Audit, Human Resources and Nominating and Governance Committees. All Committee members are "independent" as defined by the listing standards of the NYSE.

Audit Committee. Ms. Scaccetti (chair), Ms. Atkins, Mr. Hotz, Dr. Reid and Mr. Williams are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met 12 times during fiscal 2008.

Human Resources Committee. Messrs. Bassi (chair), Sweetwood, White and Williams are the current members of the Human Resources Committee. The Human Resources Committee recommends the compensation for all of Pep Boys' officers and serves as the Board's representative on all human resource matters directly impacting Pep Boys' business performance. The Human Resource Committee met seven times during fiscal 2008.

Nominating and Governance Committee. Messrs. Sweetwood (chair), Bassi and Hudson are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met four times during fiscal 2008.

Operating Efficiency Committee. The Board has appointed a special committee that meets from time-to-time, to assist management with identifying and realizing opportunities to improve operational performance. The Committee currently consists of Mr. White (chair), Ms. Atkins and Dr. Reid.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our By-laws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee;
- the name of the proposed nominee;
- the proposed nominee's principal occupation and employment for the past 5 years;
- a description of any other directorships held by the proposed nominee; and
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee.

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's professional background and experience, judgment and diversity (age, gender, ethnicity, etc.) and his or her independence from

Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the full Board and our Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be recommended to the full Board, such candidate is generally interviewed by each member of the Nominating and Governance Committee and meets, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the Chief Executive Officer.

How are directors compensated?

Base Compensation. Each non-management director (other than the Chairman of the Board) receives an annual director's fee of $35,000. Our Chairman of the Board receives an annual director's fee of $80,000.

Committee Compensation. Directors serving on our committees also receive the following annual fees.

	Chair	Member
Audit	$25,000	$15,000
Human Resources	$10,000	$ 5,000
Nominating and Governance	$10,000	$ 5,000
Operating Efficiency	$10,000	$ 5,000

A director may elect to have all or a part of his or her director's fees deferred. Amounts deferred receive a rate of return equal to the prime interest rate or the performance of Pep Boys Stock (represented by stock units), as elected by the director, and are paid at a later date chosen by the director at the time of deferral. A director who is also an employee of Pep Boys receives no additional compensation for service as a director.

Equity Grants. The Pep Boys Stock Incentive Plan provides for an annual equity grant having an aggregate value of $45,000 to non-management directors. The Stock Incentive Plan is administered, interpreted and implemented by the Human Resources Committee of the Board of Directors.

The table details the compensation paid to non-employee directors during the fiscal year ended January 31, 2009.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards (RSUs) ($)	Option Awards ($)	Total ($)
James A. Mitarotonda	62,500	33,750	11,250	107,500
M. Shân Atkins	53,846	33,750	11,250	98,846
Peter A. Bassi	50,000	33,750	11,250	95,000
Robert H. Hotz	50,000	33,750	11,250	95,000
Thomas R. Hudson, Jr.	37,500	33,750	11,250	82,500
Irvin D. Reid	50,000	33,750	11,250	95,000
Jane Scaccetti	58,395	33,750	11,250	103,395
John T. Sweetwood	50,000	33,750	11,250	95,000
Nick White	40,000	33,750	11,250	85,000
James A. Williams	47,500	33,750	11,250	92,500
William Leonard[1]	40,000	33,750	11,250	85,000

[1] Mr. Leonard resigned from the Board of Directors on July 14, 2008.

Certain Relationships and Related Transactions

The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy. Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company's legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company. The full Board of Directors reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulation S-K. In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. No such relationships or transactions of a nature required to be disclosed under Item 404 of Regulation S-K currently exist.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Ms. Scaccetti (chair), Ms. Atkins, Mr. Hotz, Mr. Reid and Mr. Williams are the current members of the Audit Committee. Both Ms. Scaccetti and Ms. Atkins have been designated by the full Board as Audit Committee Financial Experts as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report as a result of such audit and to issue an attestation of management's assertion of Pep Boys internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors, the independent registered public accounting firm, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent registered public accounting firm, management's report, and the independent registered public accounting firm's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the discussions and reviews referred to above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed with the SEC.

This report is submitted by: Jane Scaccetti; M. Shân Atkins; Robert H. Hotz; Irvin D. Reid; and James A. Williams.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the aggregate fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates.

Fiscal Year	2008	2007
Audit Fees	$2,337,119	$2,093,300
Audit-Related Fees	15,034	16,430
Tax Fees	113,771	41,000
All Other Fees	0	0
Total	$2,465,924	$2,150,750

Audit Fees. Audit Fees billed in fiscal 2008 and fiscal 2007 consisted of (i) the audit of our annual financial statements, (ii) the audit of our internal control over financial reporting, (iii) the reviews of our quarterly financial statements and (iv) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Audit-Related Fees. Audit-Related Fees billed in fiscal 2008 consisted of providing third party access to work papers. Audit-related fees billed in fiscal 2007 consisted of employee benefit plan audits.

Tax Fees. Tax Fees billed in fiscal 2008 and 2007 consisted of tax compliance services in connection with tax audits and appeals.

The Audit Committee annually engages Pep Boys' independent registered public accounting firm and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2008, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning the independence of independent registered public accounting firms promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services by Deloitte & Touche LLP was compatible with maintaining their independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary.

The compensation provided to the executives listed in the Summary Compensation Table, whom we refer to as our named executive officers, consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits. Long-term incentives consist of stock options and restricted stock units, or RSUs. Our executive compensation program is designed to attract and retain highly-qualified individuals and to reward such individuals for their efforts in achieving our corporate objectives, and is based upon four principles:

- **Performance-oriented.** Ensuring the alignment of shareholder, corporate and individual goals.
- **Value-oriented.** Ensuring optimum value creation, while considering tax effectiveness, accounting impact, overhang and dilution considerations.
- **Fairness.** Ensuring an executive team orientation, where future value is equitable relative to an individual's role and contribution.
- **Corporate Ownership.** Building executive stock ownership to demonstrate commitment to and faith in the future of Pep Boys.

All program components are designed to be competitive at the market median of our peer group, with the opportunity to earn more or less based on performance. Our peer group consists of the following competitors and comparably-sized specialty retailers: AutoZone, Advance Auto Parts, Monro Muffler & Brake, O'Reilly Automotive, Border's, Cost Plus, Dick's Sporting Goods, Hibbett Sports, Jo-Ann Stores, PetSmart and Williams-Sonoma. The compensation mix as a percentage of total compensation is designed to reflect market competitiveness and job level responsibility. The Human Resources Committee recommends to the full Board of Directors the annual total compensation levels for all of the named executive officers (other than the CEO), based on recommendations made by the CEO and the SVP-Human Resources and in consultation with management consultants. The Human Resources Committee recommends to the full Board of Directors the annual total compensation level for the CEO, based on recommendations made by the SVP-Human Resources and the General Counsel and in consultation with management consultants. To arrive at such recommendations, the chair of the Human Resources Committee schedules and develops the agenda for committee meetings in consultation with the SVP-Human Resources. The SVP-Human Resources is responsible for developing appropriate materials for the Human Resources Committee's review and consideration, including recommendations as to the amount and form of executive compensation, and for reviewing these materials and recommendations with the chair of the Human Resources Committee and our compensation consultants. Our CEO has input on the recommendations to the Human Resources Committee with respect to the compensation of our named executive officers and other officers. The Human Resources Committee considers, but is not bound to and does not always accept, management's recommendations with respect to executive compensation. The SVP-Human Resources, regularly, and the CEO, on occasion, attend committee meetings, excluding portions of meetings where their own compensation is discussed.

In connection with establishing compensation levels for fiscal 2008, Towers Perrin advised the Human Resources Committee on the then current competitiveness of program design and award values. The consultants periodically attend committee meetings and also communicate with the chair of the Human Resources Committee outside of meetings. The consultants work with management (including the CEO, SVP-Human Resources and General Counsel) from time to time for purposes of gathering information and reviewing and providing input to management on recommendations, proposals and materials that management may take to the Human Resources Committee.

The Human Resources Committee and the Board of Directors consider our overall compensation levels for the named executive officers to be reasonable and appropriate.

Please note that the "*Components of Compensation*" discussion that follows is generally applicable to all named executive officers who served as executive officers during fiscal 2008. Each of Messrs. Odell, Cirelli, Fee and Webb, served as executive officers during the entirety of fiscal 2008. Mr. Arthur joined the Company during fiscal 2008. See the discussion that follows under, "*New Executive Officer.*" Messrs. Rachor and Yanowitz left the employment of the Company during fiscal 2008. See the discussion that follows under, "*Former Executive Officers.*"

Components of Compensation.

Base Salary. The Human Resources Committee reviews base salaries annually to reflect the experience, performance and scope of responsibility of the named executive officers and to ensure that the salaries are at levels that are appropriate to retain high quality individuals. The Human Resources Committee measures each named executive officer's individual performance during the applicable fiscal year on a five-point scale (1-unacceptable; 2-requires improvement; 3-satisfactory; 4-commendable; 5-outstanding) in the areas of leadership, impact and functional skills, based upon such executive officer's supervisor's assessment. An average performance value is then applied against the relative position of the named executive officer's current salary within the market range for his position and the budgeted percentage increase for all officers as a group. For example, a named executive officer with an average performance value of 5 whose current salary was at the lowest end of the market range for his position would receive the highest salary increase. While a named executive officer with an average performance value of 1 whose current salary was at the highest end of the market range for his position would theoretically receive the lowest salary increase (in practice, such executive would not receive any increase and likely would be terminated). These performance values are then applied against the relative position of the named executive officer's current salary within the market range for his position and the budgeted percentage increase for all officers as a group. This budgeted percentage increase was 2.0% for fiscal 2008. However, consistent with our plan to return Pep Boys to profitability, no named executive officer was awarded a merit-based increase to their base salary for fiscal 2008.

Short-Term Incentives. The named executive officers participate in our Annual Incentive Bonus Plan, which is a short-term incentive plan designed to reward the achievement of pre-established goals. Prior to fiscal 2008, these pre-established goals included both corporate and individual objectives for our named executive officers (other than our CEO). To more closely align our named executive officers' compensation with that of our overall performance, for fiscal 2008, we eliminated the use of individual objectives and tied our named executive officers' short-term incentives entirely to corporate objectives. For fiscal 2008, the named executive officers' potential participation levels were as follows:

		% of Salary		
Title	**Threshold**	**Target**	**MAX**	**CAP**
CEO	50	100	150	200
EVP	37.5	75	112.5	150
SVP	22.5	45	67.5	90

For fiscal 2008, the corporate objectives, which are those financial measures deemed most important to Pep Boys' overall success, and their weightings were as follows:

Objective	**Weighting (%)**	**Threshold**	**Target**	**MAX**	**CAP**
EBITDAR	80	$169,447,000	$176,161,000	$211,050,000	$246,511,000
Retail Net Promoter Score[(a)]	10	61	65	67	70
Retail Net Promoter Score[(a)]	10	41	45	47	49

(a) A customer satisfaction score that measures the likelihood of referring others to Pep Boys.

For fiscal 2008, the Human Resources Committee established target levels that it believed were achievable. However, it also believed, at the time the target levels were established, that the achievement of the targets was substantially uncertain. The Human Resources Committee retains full discretion to either award or withhold in its entirety, or increase or decrease the amount of, short-term incentive plan compensation regardless of the attainment, or failure to attain, the relevant performance goal(s) (except that short-term incentive plan compensation cannot be increased in the case of compensation meant to qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code).

For fiscal 2008, the Company achieved its corporate objectives in the areas of (i) retail customer service index at 68 and (ii) service center customer service index at 55, resulting in a potential payout of 37% of target. Accordingly, for fiscal 2008, the Human Resources Committee approved short-term incentive plan compensation for each of Messrs. Cirelli, Fee and Webb equal to 17% of their respective 2008 annual salaries. As an inducement for Mr. Arthur to join the Company in fiscal 2008, his short-term incentive plan compensation was guaranteed at target level regardless of the Company's performance against its bonus objectives. Despite the Human Resources Committee's approval of short-term incentive plan compensation equal to 31% of his 2008 annual salary, Mr. Odell, citing the fact that the Company had determined not to provide merit increases across its associate base, elected to forgo any short-term incentive plan compensation. Because Messrs. Rachor and Yanowitz left the employment of the Company prior to the conclusion of fiscal 2008, neither of them received any short-term incentive plan compensation.

Long-Term Incentives. We believe that compensation through equity grants directly aligns the interests of management with that of its shareholders -- long-term growth in the price of Pep Boys stock. The Stock Incentive Plans provides for the grant of stock options at exercise prices equal to the fair market value (the mean between and the high and low quoted selling prices) of Pep Boys stock on the date of grant and the grant of RSUs. All of the stock options granted in fiscal 2008 expire seven years from the date of grant and all stock options and RSUs granted in 2008 become exercisable in thirds on the first three anniversaries of the date of grant. Dividend equivalents are paid on RSUs.

Equity grants made in fiscal 2007 were calculated by multiplying a named executive officer's individual performance score (detailed in the "Base Salary" discussion above) by a pre-established target grant for such named executive officer's position. For the fiscal 2008 equity grants, the Human Resources Committee determined not to utilize such formula due to the unique employment circumstances of its named executive officers in fiscal 2007. accordingly, Messrs. Odell, Arthur and Webb received grants based upon their then recent inducement offers to join the Company and Messrs. Cirelli and Fee received grants based upon the Human Resources Committee's measure of such executive's contributions to the Company in fiscal 2007.

For the fiscal 2009 equity grants, the Human Resource Committee has established target grants designed to be competitive at market median of our peer group and to assist the named executive officers in achieving our established ownership guidelines, as described below. In order to further incent our named executive officers to improve our operating performance, such target grants will consist solely of stock options.

We have established stock ownership guidelines for our executive officers. Under our stock ownership guidelines, it is recommended that each named executive officer incrementally acquire, over their first five years of employment with Pep Boys, and then hold, at least two times their annual salary in Pep Boys stock. An officer may satisfy the stock ownership guidelines through direct share ownership and/or by holding RSUs.

Retirement Plans. We maintain The Pep Boys Savings Plan, which is a broad-based 401(k) plan. Participants make voluntary contributions to the savings plan, and we match 50% of the amounts contributed by participants under the savings plan, up to 6% of salary. Due to low levels of participation in the savings plan, the plan historically did not meet the non-discriminatory testing requirements under Internal Revenue Code regulations. As a result, the savings plan was required to make annual refunds of contributions made by our "highly compensated employees" (including the named executive officers) under the savings plan. Beginning in 2004, we limited our officers' contributions to the savings plan to ½% of their salary per year. In order to assist our officers with their retirement savings, we adopted a non-qualified deferred compensation plan that allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock is matched by us on a one-for-one basis with Pep Boys Stock that vests over three years.

In order to keep our executive compensation program competitive, we also maintained an Executive Supplemental Retirement Plan, or SERP. In fiscal 2008, the SERP included both a defined benefit portion and a defined contribution portion. The defined benefit portion, applicable to certain legacy executives, provides a retirement benefit based upon a participant's years of service and average compensation. The defined contribution portion, applicable to executives who were hired or whose benefit vested after 2004, provides fixed annual contributions to a retirement account based upon the participant's age and then current compensation in accordance with the following:

If the Participant is...	Annual contribution as a percentage of cash compensation (salary + short-term cash incentive)
At least 55 years of age	19%
At least 45 years of age but not more than 54 years of age	16%
At least 40 years of age but not more than 44 years of age	13%
Not more than 39 years of age	10%

In fiscal 2008, all named executive officers participated in the defined contribution portion of the SERP, except for Mr. Cirelli who participated in the defined benefit portion of the SERP. Mr. Cirelli also had a frozen benefit under our qualified defined benefit plan, as described in "Pension Plans" on page 23 below.

On December 19, 2008, the SERP was amended to split the defined benefit portion into a stand alone Legacy Plan and the defined contribution portion into a stand alone Account Plan. In addition, the Legacy Plan was amended to provide for all amounts payable thereunder for periods on and after January 1, 2009 to be paid to Legacy Plan participants in a single lump sum payment in January 2009. Thereafter, no other benefits will accrue or become payable under the Legacy Plan. Mr. Cirelli was the only named officer that participated under the Legacy Plan. Accordingly, in January 2009, Mr. Cirelli received the present value (as of December 31, 2008) of his accumulated benefit under the Legacy Plan.

Health and Welfare Benefits. In order to keep our executive compensation program competitive, we also provide our named executive officers with health and welfare benefits, including medical and dental coverage, life insurance valued at one times salary, long term disability coverage, an auto allowance and a tax/financial planning allowance.

Employment Agreements. We have entered into Non-Competition and Change of Control Agreements with Messrs. Odell, Arthur, Cirelli, Fee and Webb as described in "Employment Agreements with Named Executive Officers" on page 25 below. The purpose of our Non-Competition Agreements is to prevent our named executive officers from soliciting our employees or competing with us if they leave Pep Boys of their own volition. As consideration for such restrictive covenants, the Non-Competition Agreements provide for a severance payment to be made to a named executive officer if he is terminated by the Company without "cause." The purpose of the Change of Control Agreements is to provide an incentive for our officers to remain in employment and continue to focus on the best interests of the company without regard to any possible change of control.

New Executive Officer.

Mr. Arthur joined the Company on May 1, 2008. In order to induce Mr. Arthur to join the Company, the Human Resource Committee recommended, and the full Board, approved (i) a base salary of $500,000, (ii) a target annual bonus equal to 75% of his base salary (such bonus being guaranteed for fiscal 2008), (iii) participation in the Company's other incentive and welfare and benefit plans made available to executives, (iv) an inducement grant of 25,000 RSUs and 100,000 stock options. This compensation package was designed by the Human Resources Committee to be competitive with those of the chief financial officers of the Company's peer group.

Former Executive Officers.

Mr. Rachor resigned from the Company effective April 23, 2008. Mr. Yanowitz resigned from the Company effective May 1, 2008.

Tax and Accounting Matters.

We consider the tax and accounting impact of each type of compensation in determining the appropriate compensation structure. For tax purposes, annual compensation payable to the named executive officers generally must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The Stock Incentive Plans are structured with the intention that stock option grants will qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). In addition, bonuses paid to the named executive officers under the Annual Incentive Bonus Plan qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). RSUs generally do not qualify as "performance based" compensation for this purpose and are therefore subject to the $1 million deduction limit. In order to compete effectively for the acquisition and retention of top executive talent, we believe that we must have the flexibility to pay salary, bonus and other compensation that may not be fully deductible under Section 162(m). Accordingly, the Human Resources Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and our shareholders. All compensation paid to the named executive officers in fiscal 2008, except for a portion paid to Mr. Cirelli (due to the payout of his vested benefit under the Legacy Plan) was fully deductible.

Human Resources Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based upon our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 31, 2009 filed with the SEC.

This report is submitted by: Peter A. Bassi; John T. Sweetwood; Nick White; and James A. Williams.

Summary Compensation Table

The following table provides information regarding the fiscal 2008 compensation for Pep Boys' CEO, CFO, the three other executive officers that received the highest compensation in fiscal 2008 and our former CEO and CFO. These executives are referred to herein as the "named executive officers." As explained in our Compensation Discussion and Analysis, the compensation provided to our named executive officers consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and heath and welfare benefits. Aside from our customary annual compensation, in fiscal 2008, we amended our Legacy Plan to provide for all amounts payable thereunder for periods on and after January 1, 2009 to be paid to participants in a single lump sum payment in January 2009. Mr. Cirelli was the only named executive officer that participated under the Legacy Plan. Accordingly, in January 2009, Mr. Cirelli received the present value (as of December 31, 2008) of his accumulated benefit under the Legacy Plan, which is reflected in the table below. In addition, as an inducement to join the Company, Mr. Arthur received an inducement equity grant and his short-term incentive plan compensation was guaranteed, both of which are reflected in the table below. The table below also reflects Mr. Odell's election, citing the fact that the Company had determined not to provide merit increases across its associate base, to forego his fiscal 2008 short-term incentive plan compensation.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (b)	Non-Equity Incentive Plan Compensation ($) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
Michael R. Odell	2008	723,846		185,471	17,002	--	--	113,060	1,039,379
CEO[f]	2007	192,307	400,000	72,142	8,460	141,781	--	48,997	863,687
Raymond L. Arthur EVP – CFO[g]	2008	369,231	--	52,421	66,783	375,000	--	143,126	1,006,561
Joseph A. Cirelli	2008	300,020	--	72,040	14,296	49,548	n/a	1,437,518	1,873,422
SVP – Corp.Dev.	2007	300,019	--	56,670	15,751	64,980	0	20,925	458,345
	2006	296,842	--	35,869	23,128	70,833	162,816	33,940	623,428
Troy E. Fee	2008	250,000	--	80,595	13,214	41,288	--	69,640	454,737
SVP–HR[h]	2007	134,616	--	34,328	--	112,500	--	42,501	323,945
Scott A. Webb	2008	400,000	--	137,990	22,025	66,060	--	77,933	704,008
SVP – Merch. & Marketing[i]	2007	161,538	375,000	35,657	--	71,507	--	30,373	674,075
Jeffrey C. Rachor	2008	417,692	--	512,468	283,750	--	--	58,957	1,272,867
President & CEO[j]	2007	1,038,461	1,200,000	3,537,535	2,325,339	1,800,000	--	743,068	10,644,403
Harry F. Yanowitz[k]	2008	150,769	--	12,074	3,832	--	--	266,615	433,290
SVP – CFO	2007	400,000	--	383,819	91,268	86,634	--	102,278	1,063,999
	2006	397,307	340,000	327,574	154,832	102,744	--	109,958	1,432,415

(a) Represents the amount recognized as compensation expense in fiscal 2008 for financial statement purposes in accordance SFAS No. 123(R), without giving effect to estimated forfeitures. Refer to Notes 1 and 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended January 31, 2009 for a discussion of the assumptions used for calculating such compensation expense.

(b) Represents the amount recognized as compensation expense in fiscal 2008 for financial statement purposes in accordance SFAS No. 123(R), without giving effect to estimated forfeitures. Refer to Notes 1 and 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended January 31, 2009 for a discussion of the assumptions used for calculating such compensation expense.

(c) Represents amounts earned under our Annual Incentive Compensation Plan in fiscal 2008, that were paid, or payable, but deferred at the executive officer's election, in the following fiscal year.

(d) For fiscal 2006 and 2007, solely represents actuarial increases, if any, in the benefit value provided under the Legacy Plan as we do not pay above-market or preferential earnings on non-qualified deferred compensation. Since the Legacy Plan was amended, prior to the end of fiscal 2008, to provide for all amounts payable thereunder for periods on and after January 1, 2009 to be paid to participants in a single lump sum payment in January 2009, there was no requirement to calculate year-end actuarial present values. Mr. Cirelli was the only named executive officer who participated in the Legacy Plan during fiscal 2008. The disbursement of Mr. Cirelli's vested Legacy Plan balance is reflected in the "All Other Compensation" column.

(e) Consists of the following dollar amounts:

	Odell	Arthur	Cirelli	Fee	Webb	Rachor	Yanowitz
Contributed under our Account Plan	83,101	49,846	--	36,250	47,151	--	--
Contributed (company match) under our Deferred Compensation Plan	--	75,000	9,910	8,258	6,606	--	--
Contributed (company match) in connection with Pep Boys 401(k) Savings Plan	--	--	575	575	--	--	--
Paid as dividend equivalents on RSUs	12,966	3,375	3,122	4,427	8,680	50,625	2,835
Paid as an auto allowance	16,000	11,692	13,500	13,500	13,500	8,077	3,635
Paid as a tax/financial planning allowance	483	3,000	3,350	6,375	1,588	--	--
Representing group term life insurance premiums	510	213	385	255	408	255	137

For Mr. Cirelli also includes the disbursement of his $1,406,676 vested Legacy Plan balance.
For Mr. Yanowitz also includes the disbursement of his $260,008 vested Account Plan balance.

(f) Mr. Odell joined Pep Boys on September 17, 2007 as EVP – COO. Mr. Odell was appointed interim CEO on May 24, 2008 and permanent CEO on September 22, 2008.

(g) Mr. Arthur joined Pep Boys on May 1, 2008.

(h) Mr. Fee joined Pep Boys on July 16, 2007.

(i) Mr. Webb joined Pep Boys on September 10, 2007.

(j) Mr. Rachor resigned from the Company effective April 23, 2008.

(k) Mr. Yanowitz resigned from the Company effective May 1, 2008.

Grants of Plan Based Awards

The following table shows (i) potential payouts under our short-term incentive program assuming specified pre-established corporate objectives were achieved in fiscal 2008 and (ii) equity grants made during fiscal 2008. The equity grants included customary annual grants made to Messrs. Odell, Cirelli, Fee and Webb on account of their fiscal 2008 service and grants made to Mr. Arthur to induce him to join the Company.

		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[a]							
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**MAX ($)**	**CAP ($)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards ($) (b)**
Michael R. Odell		306,058	612,115	918,173	1,224,231				
	02/28/08						10,000	12.06	38,424
Raymond L. Arthur		187,500	375,000	562,500	750,000				
	05/01/08						100,000	9.095	292,810
	05/01/08					25,000			228,250
Joseph A. Cirelli		67,505	135,009	202,514	270,018				
	02/28/08						2,000	12.06	7,685
	02/28/08					6,000			70,920
Troy E. Fee		56,250	112,500	168,750	225,000				
	02/28/08						12,000	12.06	46,109
	02/28/08					6,000			70,920
Scott A. Webb		90,000	180,000	270,000	360,000				
	02/28/08						20,000	12.06	76,848
	02/28/08					15,000			177,300
Jeffrey C. Rachor[c]	02/28/08						150,000	12.06	576,360
	02/28/08					101,522			1,199,990

(a) These columns reflect threshold, target, MAX and CAP amounts that were potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Human Resources Committee were achieved in fiscal 2008. See "Compensation Discussion and Analysis" for a full discussion of our Annual Incentive Bonus Plan and "Summary Compensation Table" for amounts actually earned in fiscal 2008. The potential payouts for Mr. Odell reflect a blended base salary and blended percentage participation levels due to the fact that he served as an EVP, interim CEO and CEO at different base salaries during fiscal 2008.

(b) Represents the grant-date fair value calculated under SFAS No. 123(R).

(c) Mr. Rachor resigned from the Company effective April 23, 2008 and, accordingly, had no potential payout under our Annual Incentive Bonus Plan. Mr. Rachor's option awards expired and stock awards were forfeited in connection with his resignation.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information regarding unexercised stock options and unvested RSUs held by the named executive officers as of January 31, 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Michael R. Odell	2,400	3,600[(b)]	14.7750	9/17/2014		
	0	10,000[(c)]	12.0600	2/28/2015		
					38,416[(d)]	111,020
Raymond L. Arthur	0	100,000[(e)]	9.0950	5/01/2015		
					25,000[(f)]	72,250
Joseph A. Cirelli	15,000		18.6250	6/2/2009		
	15,000		15.6875	8/19/2009		
	20,000		16.1250	5/29/2012		
	625		23.4200	3/3/2011		
	4,000	1,000[(g)]	17.5400	2/25/2012		
	900	600[(h)]	15.8550	2/27/2013		
	800	1,200[(i)]	15.9650	2/15/2014		
	0	2,000[(c)]	12.0600	2/28/2015		
					1,000[(j)]	2,890
					2,250[(k)]	6,503
					3,000[(l)]	8,670
					6,000[(m)]	17,340
Troy E. Fee	0	12,000[(c)]	12.0600	2/28/2015		
					9,517[(n)]	27,504
					6,000[(m)]	17,340
Scott A. Webb	0	20,000[(c)]	12.0600	2/28/2015		
					16,718[(o)]	48,315
					15,000[(m)]	43,350

(a) Based upon the closing stock price of a share of Pep Boys Stock on January 30, 2009 ($2.89).
(b) One-third of such options become exercisable on each of September 17, 2009, 2010 and 2011.
(c) One-third of such options became/become exercisable on each of February 28, 2009, 2010 and 2011.
(d) One third of such RSUs vest on each of September 17, 2009, 2010 and 2011.
(e) One third of such options become exercisable on each of May 1, 2009, 2010 and 2011.
(f) One third of such RSUs vest on each of May 1, 2009, 2010 and 2011.

(g) Such options became exercisable on February 25, 2009.
(h) One-half of such options became/become exercisable on February 27, 2009 and 2010.
(i) One-third of such options became/become exercisable on each of February 15, 2009, 2010 and 2011.
(j) Such RSUs vested on March 18, 2009.
(k) One-half of such RSUs vested/vest on each of February 27, 2009 and 2010.
(l) One-third of such RSUs vested/vest on each of February 15, 2009, 2010 and 2011.
(m) One-third of such RSUs vested/vest on each of February 28, 2009, 2010 and 2011.
(n) One-third of such RSUs vest on each of July 16, 2009, 2010 and 2011.
(o) One-third of such RSUs vest on each of September 10, 2009, 2010 and 2011.

Option Exercises and Stock Vested Table

The following table shows information regarding stock options exercised by the named executive officers and RSUs held by the named executive officers that vested, during fiscal 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(a)
Michael R. Odell	--	--	12,806	80,678
Joseph A. Cirelli	--	--	3,125	36,018
Troy E. Fee	--	--	3,173	22,973
Scott A. Webb	--	--	5,573	35,221
Jeffrey C. Rachor	--	--	125,000	1,318,750
Harry F. Yanowitz	--	--	9,250	107,975

(a) Based upon the closing price of a share of PBY Stock on the vesting date(s), not the SFAS No. 123(R) recognized compensation expense reflected elsewhere in this proxy statement.

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000. Mr. Cirelli is the only named executive officer who participated in the qualified defined benefit pension plan in fiscal 2008. His accrued annualized benefit thereunder, at normal retirement age, is $19,162.

Executive Supplemental Retirement Plan. As discussed above, in fiscal 2008, our SERP included a defined benefit portion for certain participants. Benefits paid to a participant under the qualified defined pension plan are to be deducted from the benefits otherwise payable under the SERP. Except as described in the immediately preceding sentence, benefits under the SERP are not subject to deduction for Social Security or other offset amounts. Benefits under the SERP generally vested after four years of participation, which is reflected in the table below. Normal retirement defined benefits were based upon the average compensation (base salary plus accrued bonus) of an executive during the five years that yield the highest benefit. On December 13, 2008, we split the defined benefit portion and defined contribution portion of our SERP into separate stand alone plans, the Legacy Plan and the Account Plan, respectively. We also amended the Legacy Plan to provide for all amounts payable thereunder for periods on and after January 1, 2009 to be paid to participants in a single lump sum payment in January 2009. Mr. Cirelli was the only named executive officer that participated under the Legacy Plan.

Accordingly, in January 2009, Mr. Cirelli received the present value (as of December 31, 2008) of his accumulated benefit under the Legacy Plan.

The following table shows information regarding Legacy Plan benefits for the named executive officers.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments Made During Last Plan Year ($)
Joseph A. Cirelli	25	0	1,406,676

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

As explained in our Compensation Discussion and Analysis, set forth below is information regarding benefits under our non-qualified defined contribution plan (our Account Plan) and Deferred Compensation Plan for our named executive officers. The Account Plan is a retirement plan pursuant to which we make annual contributions based upon a named executive officer's age and then current compensation. In order to further assist our named executive officers with their retirement savings, the Deferred Compensation Plan allows participants to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of named executive officers with that of our shareholders, the first 20% of an executive's bonus deferred into Pep Boys Stock is matched by the Company on a one-for-one basis with Pep Boys Stock that vests over three years.

Nonqualified Defined Contribution Plan (our Account Plan)

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	--	83,101	215	--	96,531
Raymond L. Arthur	--	49,846	0	--	49,846
Troy E. Fee	--	36,250	192	--	48,253
Scott A. Webb	--	47,151	183	--	58,565
Jeffrey C. Rachor[(a)]	--	--	1,004	--	--
Harry Yanowitz[(b)]	--	--	4,039	260,008	--

(a) Amounts held in Mr. Rachor's account were unvested at the time of his resignation from the Company and, accordingly, forfeited.

(b) Such vested amount became distributable to Mr. Yanowitz upon his resignation from the Company.

Nonqualified Deferred Compensation Plan

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Michael R. Odell	--	--	(41,576)	--	15,136
Raymond L. Arthur	75,000	75,000	--	--	150,000
Joseph A. Cirelli	22,489	9,910	(25,312)	15,589	40,808
Troy E. Fee	8,258	8,258	(32,990)	--	28,526
Scott A. Webb	6,606	6,606	(20,969)	--	20,846
Jeffrey C. Rachor[(a)]	--	--	(281,665)	149,375	--
Harry Yanowitz[(a)]	--	--	(2,566)	18,331	--

(a) Vested balances became distributable upon this executive's resignation from the Company.

Employment Agreements With Named Executive Officers

Change of Control Agreements. We have agreements with Messrs. Odell, Arthur, Cirelli, Fee and Webb that become effective upon a change of control of Pep Boys. Following a change of control, these employment agreements become effective for two years and provide these executives with positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change of control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change of control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change of control. Upon a change of control, all outstanding but unvested stock options and RSUs held by our all of our associates (including the named executive officers) vests and becomes fully exercisable. For the purposes of these agreements, a change of control shall be deemed to have taken place if:

- incumbent directors (those in place on, or approved by two-thirds of those in place on, the date of the execution of the agreements) cease to constitute a majority of our Board;
- any person becomes the beneficial owner of 20% or more of our voting securities;
- the consummation of business combination transaction, unless immediately thereafter (1) more than 50% of the voting power of the resulting entity is represented by our shareholders immediately prior to such transaction, (2) no person is the beneficial owner of more than 20% of the resulting entity's voting securities and (3) at least a majority of the directors of the resulting entity were incumbent directors;
- a sale of all or substantially all of our assets;
- the approval of a complete liquidation or dissolution of Pep Boys; or
- such other events as the Board may designate.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of Messrs. Odell, Arthur, Cirelli, Fee and Webb has agreed to customary covenants against competition during their employment and for one year thereafter.

Potential Payments Upon Termination or Change of Control

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Non-Competition Agreement assuming that he was terminated without cause as of January 31, 2009.

Name	Cash Payment ($)
Michael R. Odell	1,200,000
Raymond L. Arthur	500,000
Joseph A. Cirelli	300,020
Troy E. Fee	250,000
Scott A. Webb	400,000

The following table shows information regarding the payments and benefits that each named executive officer would have received under his Change of Control Agreement assuming that he was terminated immediately upon a change of control as of January 31, 2009.

Name	2X Base Salary ($)	2X Target Bonus ($)	2X Account Plan Contri-butions ($) (a)	2X Health and Welfare Benefits ($)	Value of Accelerated Vesting of Outstanding Equity Awards ($)(b)
Michael R. Odell	1,600,000	1,600,000	320,000	80,249	111,022
Raymond L. Arthur	1,000,000	750,000	280,000	70,438	72,250
Joseph A. Cirelli	600,040	270,018	139,209	51,444	35,403
Troy E. Fee	500,000	225,000	72,500	70,365	44,844
Scott A. Webb	800,000	360,000	116,000	76,118	91,665

(a) Represents two year's worth of contributions under the Account Plan.
(b) Represents the value of the accelerated vesting of all "in the money" stock options and RSUs at the closing price of a share of PBY Stock on January 30, 2009 ($2.89).

(ITEM 2) PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firms with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2009. Deloitte & Touche LLP served as our independent registered public accounting firm for fiscal 2008.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, another independent registered public accounting firm recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 3) PROPOSAL TO AMEND AND RESTATE OUR STOCK INCENTIVE PLAN TO EXTEND ITS TERM THROUGH DECEMBER 31, 2014 AND TO PROVIDE AN ADDITIONAL 1,500,000 SHARES AVAILABLE FOR AWARD ISSUANCES THEREUNDER

On February 26, 2009, the Board of Directors, subject to stockholder approval at the 2009 Annual Meeting, approved The Pep Boys – Manny, Moe & Jack 2009 Stock Incentive Plan, which is an amendment and restatement of The Pep Boys – Manny, Moe & Jack 1999 Stock Incentive Plan (which, as proposed to be amended and restated, we refer to as the "2009 Plan"). The amendments included in the 2009 Plan would:

- increase by an additional 1,500,000 shares the total number of shares of Pep Boys Stock authorized for issuance under the 2009 Plan from 4,500,000 shares to 6,000,000 shares;

- extend the term of the 2009 Plan so that it will expire on December 31, 2014, as opposed to March 23, 2009;

- rename The Pep Boys – Manny, Moe & Jack 1999 Stock Incentive Plan to The Pep Boys – Manny, Moe & Jack 2009 Stock Incentive Plan; and

- make certain clarifications to the terms of the 2009 Plan.

In addition, stockholder approval of the 2009 Plan is being sought (i) to enable the compensation attributable to grants of stock options under the 2009 Plan to qualify for an exemption from the $1,000,000 deduction limitation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (see discussion of "Section 162(m)" under "Federal Income Tax Consequences" below), (ii) in order for incentive stock options to meet the requirements of the Code, and (iii) in order to meet New York Stock Exchange listing requirements. If approved by the stockholders, the 2009 Plan will become effective on June 24, 2009. If the stockholders do not approve the 2009 Plan, the amendment and restatement of The Pep Boys – Manny, Moe & Jack 1999 Stock Incentive Plan to the 2009 Plan will not become effective and no further awards will be issued under The Pep Boys – Manny, Moe & Jack 1999 Stock Incentive Plan (the "Current Plan").

The Board of Directors believes that awards granted under the 2009 Plan will align the interests of management with that of our stockholders -- long-term growth in the price of Pep Boys Stock. These award grants will provide our key personnel with an additional incentive to devote themselves to our success. The availability of awards under the 2009 Plan also improves our ability to attract and retain individuals who will help us achieve sustained growth and financial success.

The Current Plan was originally adopted in 1999 and expired on March 23, 2009. At that time, the Current Plan had approximately 1,200,000 shares available for awards remaining. In order to be able to utilize these remaining shares, the term of the Current Plan needs to be extended. In order to continue to meet the objectives outlined above, additional shares are also needed. The Board of Directors believes that the 1,500,000 additional shares requested will be sufficient for future grants under the 2009 Plan for the next three years. The other amendments to the Current Plan are designed primarily to clarify certain terms thereof.

The Board of Directors has unanimously approved, and recommends that the stockholders approve, the amendment and restatement of the 2009 Plan to extend its term to December 31, 2014, and increase the number of shares available for awards under the 2009 Plan by 1,500,000 shares to a total of 6,000,000 shares.

The material terms of the 2009 Plan are summarized below. This summary of the 2009 Plan is not intended to be a complete description of the 2009 Plan and is qualified in its entirety by the actual text of the 2009 Plan, which is attached to this Proxy Statement as Exhibit A.

Material Features of the 2009 Plan

General. The 2009 Plan provides that awards may be in any of the following forms: (i) incentive stock options, (ii) nonqualified stock options and (iii) restricted stock (including phantom units convertible into shares of Pep Boys Stock).

The 2009 Plan will authorize 6,000,000 shares of Pep Boys Stock for issuance, subject to adjustments in certain circumstances as described below. If a stock option terminates or expires without having being fully exercised for any reason, or if any shares of Pep Boys Stock with respect to an award of restricted stock or phantom units is forfeited for any reason, the shares subject to such award may again be the subject of an award under the 2009 Plan.

The 2009 Plan provides that awards covering no more than 500,000 shares of Pep Boys Stock may be granted to any individual during any calendar year that the 2009 Plan is in effect, subject to adjustment as described below.

Administration. The 2009 Plan is currently administered and interpreted by the Human Resources Committee (the "Committee"). The Committee has plenary authority and absolute discretion to (i) determine the key employees and members of the Board of Directors (including directors who are not employees) to whom and the times and the prices at which awards will be granted, (ii) determine the type of award to be granted and the number of shares of Pep Boys Stock subject to such awards, (iii) determine the vesting conditions with respect to awards of restricted stock and phantom units and the time or times after which stock options will become exercisable, (iv) determine whether or not stock options are intended to qualify as an incentive stock option, (v) determine the duration of the restricted period and the restrictions and conditions to be imposed with respect to each award, (vi) adopt guidelines separate from the 2009 Plan that set forth the specific terms and conditions for awards under the 2009 Plan, and (vii) approve the form and terms and condition of the award agreements for awards granted under the 2009 Plan, all subject to the express provisions of the 2009 Plan. The interpretations and constructions of the Committee are final, binding and conclusive on all persons having an interest in the 2009 Plan or in any award granted under the 2009 Plan.

Eligibility for Participation. All of our key employees and those of our affiliates are eligible for grants under the 2009 Plan. Also, all non-employee members of the Board of Directors are eligible to receive grants under the 2009 Plan. The Committee, in its sole discretion, will determine whether an individual qualifies as a key employee. As of April 17, 2009, approximately 155 employees and ten non-employee directors would be eligible to receive awards under the 2009 Plan.

Types of Awards

<u>Stock Options</u>

The Committee may grant stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code ("ISOs") or so-called "nonqualified stock options" that are not so intended to qualify ("NQSOs") or any combination of ISOs and NQSOs. Anyone eligible to participate in the 2009 Plan may receive a grant of NQSOs. Only our employees and those of our affiliates, which qualify as a parent or subsidiary corporation under Section 424 of the Code, may receive a grant of ISOs.

The Committee fixes the exercise price per share for stock options on the date of grant. The exercise price of an NQSO or ISO granted under the 2009 Plan will be at least 100% of the fair market value of the underlying shares of Pep Boys Stock on the date of grant. However, if the grantee of an ISO is a person who holds more than ten percent of the total combined voting power of all classes of our outstanding stock, the exercise price per share of an ISO granted to such person must be at least 110 percent of the fair market value of a share of Pep Boys Stock on the date of grant. To the extent the aggregate fair market value of the shares of Pep Boys Stock, determined on the date of grant, with respect to which ISOs become exercisable for the first time by a grantee during any calendar year exceeds $100,000, such ISOs will be treated as NQSOs. The current measure of fair market value on a particular date, which will continue to be applicable immediately following adoption of the 2009 Plan, is the mean between the highest and lowest quoted selling prices of the shares of Pep Boys Stock on the day of grant.

The Committee determines the term of each stock option; provided, however, that the term may not exceed ten years from the date of grant and, if the grantee of an ISO is a person who holds more than ten percent of the combined voting power of all classes of our outstanding stock, the term for such person may not exceed five years from the date of grant. The period during which a stock option will become exercisable is determined by the Committee and specified in the grant agreement. Stock options, once they become exercisable, may be exercised while the grantee is employed by or providing service to us or an affiliate or within a specified period of time after such termination of employment or service. Unless the Committee determines otherwise or the earlier termination occurs on account of the term of the stock option, stock options are exercisable (i) 60 days after the grantee's termination of employment or service if such termination is for any reason other than on account of disability, death or cause, (ii) 180 days after the grantee's termination of employment or service if such termination is on account of death or disability, or (iii) immediately upon termination of employment or service if such termination is on account of cause, a willful breach of a grantee's employment contract, an act of disloyalty to us or one of our affiliates, disclosure or misuse of trade secrets or confidential information, or, in the case of a non-employee director, certain intentional acts that are adverse to us or one of our affiliates.

A grantee may exercise a stock option by paying cash, through a certified check payable to us, or by such other mode of payment as the Committee may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. The Committee may also permit a grantee to exercise a stock option through payment of shares, subject to certain conditions that the Committee deems appropriate.

Restricted Stock/Phantom Units

The Committee may grant awards of restricted stock and phantom units to anyone eligible to participate in the 2009 Plan. Awards of restricted stock are grants of shares of Pep Boys Stock that are subject to a vesting condition, while awards of phantom units are phantom rights that are convertible to an equivalent number of shares of Pep Boys Stock if certain vesting and other conditions are satisfied. The Committee determines the number of shares of Pep Boys Stock subject to an award of restricted stock and phantom units. The Committee will determine the restriction period for awards of restricted stock and phantom units, provided that no such awards will vest prior to one year from the date of grant of such award. Unless the Committee determines otherwise, during the period from the date a restricted stock grant is awarded to the date the restriction period for such award expires, the grantee will be entitled to all rights of a stockholder, including the right to vote the shares of Pep Boys Stock and to receive dividends and other distributions declared on such shares from time to time, as distributed. With respect to grants of phantom units, the participant will not have any rights as a stockholder until such date phantom units are redeemed as shares of Pep Boys Stock; however, subject to the determination of the Committee, may receive dividend equivalents on such units as if they were shares of Pep Boys Stock and the equivalent of other distributions declared on the shares of Pep Boys Stock from time to time. The Committee may also determine whether dividends of stock or other non-cash distributions (or equivalents of such in connection with phantom units) will be subject to vesting and forfeiture provisions applicable to the award of restricted stock and phantom units.

The Committee may permit or require a grantee to defer receipt of the payment of the delivery of shares that would otherwise be due to the grantee in connection with any award of phantom units, subject to the applicable requirements of Section 409A of the Code.

Automatic Grants to Non-Employee Directors. Unless otherwise determined by the Committee, awards will be automatically granted, without further action by the Committee, to each non-employee director on the Board of Directors, (i) upon their initial election to the Board of Directors and (ii) annually thereafter, on the date of our Annual Meeting. On the date of each Annual Meeting, each non-employee director will receive an award with a value of $45,000 in such form as determined by the Committee, with the value received calculated utilizing the "RSU Annualized Value" and/or "Option Annualized Value," each as described below. On a non-employee director's initial election to the Board of Directors, such non-employee director will receive a pro rata portion of the annual award based on a fraction, the numerator of which is the number of days remaining until the next scheduled Annual Meeting and the denominator of which is 365. Fractional awards will be rounded up to the nearest whole award. These automatic awards will vest in cumulative installments of one-third on each of the first three anniversaries of the date of grant. The Committee has the discretion to make additional awards under the 2009 Plan to non-employee directors. "RSU Annualized Value" means, as of the date an award is granted, the average fair market value of a share of Pep Boys Stock during the immediately preceding year. "Option Annualized Value" means, as of the date the award is granted, one-third of the RSU Annualized Value.

Adjustment Provisions. If there is any change in the number or kind of shares of Pep Boys Stock outstanding (i) by reason of a stock dividend, stock split, spin-off, recapitalization or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value or (iv) by reason of any other extraordinary or unusual event affecting the outstanding shares of Pep Boys Stock as a class without our receipt of consideration, or if the value of shares of Pep Boys Stock is substantially reduced as a result of a spin-off or our payment of an extraordinary dividend or distribution, the aggregate number of shares of Pep Boys Stock as to which awards may be granted under the 2009 Plan, the number of shares of Pep Boys Stock for which awards may be granted to any individual during any calendar year, the kind and number of shares of Pep Boys Stock covered by each outstanding award and the exercise price for a stock option will be equitably adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Pep Boys Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the 2009 Plan and such outstanding awards; provided, that any fractional shares resulting from such adjustment will be eliminated.

Change of Control. If a change of control occurs, as defined in the 2009 Plan, unless the Committee determines otherwise, any stock option granted under the 2009 Plan will immediately become exercisable in full and all restrictions related to shares of restricted stock and phantom units will lapse. In addition, in the event of a change of control, the Committee may take any one or more of the following actions with respect to any or all outstanding awards: (i) the Committee may require that grantees surrender their outstanding stock options in exchange for one or more payments by us, in cash or shares of Pep Boys Stock as determined by the Committee, in an amount equal to the amount, if any, by which the fair market value of the shares subject to the grantee's unexercised stock options exceeds the exercise price of the stock option, and on such terms as the Committee determines, (ii) after giving optionees an opportunity to exercise their outstanding stock options, the Committee may terminate any or all unexercised stock options at such time as the Committee deems appropriate, (iii) with respect to grantees awarded phantom units, the Committee may determine that such grantees will receive one or more payments in settlement of such grants, in such amount and form and on such terms as may be determined by the Committee, subject to the requirements of Section 409A of the Code, to the extent applicable, or (iv) determine that all outstanding stock options that are not exercised will be assumed by, or replaced with comparable stock options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and grants of restricted stock and phantom units that remain in effect after the change of control will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion will take place as of the date of the change of control or such other date as the Committee specifies.

Amendment and Termination of the 2009 Plan. The Board of Directors may amend the 2009 Plan from time to time as it may deem advisable, subject to stockholder approval if required to comply with the requirements of the New York Stock Exchange or if there is change in the class of individuals eligible to receive an ISO, extend the expiration date for the grant of ISOs, decrease the minimum exercise price of an ISO previously granted, increase the maximum number of shares that may be granted to any individual in any calendar year or increase the maximum number of shares available for awards. If the 2009 Plan is approved by the stockholders at the 2009 Annual Meeting, no grants may be issued under the 2009 Plan after December 31, 2014. If the stockholders do not approve the extension of the term of the Current Plan, no grants may be issued under the Current Plan after March 23, 2009, and awards granted prior to the expiration of the Current Plan will remain effective for the periods specified in their award agreements.

Grants Under the 2009 Plan. As of April 17, 2009, stock options to purchase an aggregate of 2,476,781 shares of Pep Boys Stock (net of cancellations) were granted under the Current Plan and phantom units representing an aggregate of 784,221 shares of Pep Boys Stock (net of cancellations) were awarded under the Current Plan, of which 256,124 phantom units remain subject to restrictions. If the 2009 Plan is approved the total number of shares of Pep Boys Stock that may be issued under the 2009 Plan will be 6,000,000 shares, of which 2,738,998 shares will be available for issuance. We do not maintain any other equity compensation plans for which awards can be issued pursuant to future grants.

No grants have been made under the 2009 Plan with respect to shares of Pep Boys Sock that are subject to approval at the 2009 Annual Meeting. It is currently not possible to predict the number of shares of Pep Boys Stock that will be granted to key employees or who will receive any grants under the 2009 Plan after the 2009 Annual Meeting, except for the automatic grants to non-employee directors described above.

On April 17, 2009, the closing price of a share of Pep Boys Stock on the New York Stock Exchange was $7.62.

Federal Income Tax Consequences. The federal income tax consequences arising with respect to grants awarded under the 2009 Plan will depend on the type of grant. The following provides only a general description of the application of federal income tax laws to certain grants under the 2009 Plan. This discussion is intended for the information of stockholders considering how to vote at the 2009 Annual Meeting and not as tax guidance to participants in the 2009 Plan, as the consequences may vary with the types of grants made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the recipients' standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash or delivery of actual shares of Pep Boys Stock. Future appreciation on shares of Pep Boys Stock held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares of Pep Boys Stock are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient.

Exceptions to these general rules may arise under the following circumstances: (i) if shares of Pep Boys Stock, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment-, service-, or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture); (ii) if an employee is granted a stock option that qualifies as an "incentive stock option," no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of Pep Boys Stock acquired upon exercise of such stock option are held more than the longer of one year from the date of exercise and two years from the date of grant; (iii) we will not be entitled to a tax deduction for compensation attributable to grants to our chief executive officer or certain other of our executive officers, if and to the extent such compensation does not qualify as "performance-based compensation" under Section 162(m) of the Code, and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) a grant may be taxable to the recipient at 20 percentage points above ordinary income tax rates at the time it becomes vested, plus interest, even if that is prior to the delivery of the cash or shares of Pep Boys Stock in settlement of the grant, if the grant constitutes "deferred compensation" under Section 409A of the Code, and the requirements of Section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer and certain other of its executive officers in excess of $1,000,000 in any year. Compensation that qualifies as performance-based compensation is excluded from the $1,000,000 deductibility cap and therefore remains fully deductible by the corporation that pays it. We intend that stock options granted under the 2009 Plan will qualify as performance-based compensation. Restricted Stock grants, phantom units and dividend equivalents granted under the 2009 Plan will not qualify as performance-based compensation under the 2009 Plan.

The 2009 Plan provides that we have the right to require the recipient of any grant under the 2009 Plan to (i) pay to us an or otherwise make available to us an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificates for shares of Pep Boys Stock or (ii) take whatever action we deem appropriate to protect our interests with respect to tax liabilities, including, without limitation, allowing the grantee to surrender, or we retain from shares of Pep Boys Stock that would otherwise be deliverable in connection with an award, a number of shares of Pep Boys Stock equal to such tax liability.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR"
THE AMENDMENT AND RESTATEMENT OF THE PEP BOYS STOCK INCENTIVE PLAN

(ITEM 4) APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR ANNUAL INCENTIVE BONUS PLAN TO ALLOW CERTAIN AMOUNTS PAID UNDER THE PLAN TO BE DEDUCTIBLE UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE

On February 26, 2009, the Board of Directors approved an amendment and restatement of The Pep Boys – Manny, Moe & Jack Annual Incentive Bonus Plan (the "Bonus Plan"), to make certain clarifying changes to the Bonus Plan, and is submitting the Bonus Plan, as amended and restated, for stockholder approval so that the Committee may continue to award bonuses under the Bonus Plan that qualify for the performance-based compensation exemption under Section 162(m) of the Code.

The Bonus Plan provides for the award of cash bonuses to eligible employees based on their achievement of certain preset performance objectives, be it company-wide, departmental or, where appropriate, individual performance, over our fiscal year. The Board of Directors believes that the Bonus Plan furthers our compensation structure and strategy and encourages results-oriented actions on the part of our eligible employees. The Board of Directors believes that our interests, as well as the interests of our stockholders, will be advanced if we continue to have the ability to structure incentive awards under the Bonus Plan that qualify for the exemption from the $1,000,000 deduction limitation under Section 162(m) of the Code. Employees holding officer-level positions are eligible to participate in the Bonus Plan. If our stockholders approve this proposal, we will continue to have the ability to provide performance-based bonuses to our officers under the Bonus Plan that will meet the requirements of Section 162(m) of the Code. Section 162(m) permits us to deduct "qualified performance-based compensation" in excess of $1,000,000 in any taxable year to our Chief Executive Officer and certain of our other executive officers, if, among other things, the material terms of the performance-based compensation have been approved by our stockholders. If stockholders do not approve this proposal, no bonuses under the Bonus Plan that were conditioned on the stockholder approval of the Bonus Plan will be paid, regardless of whether the bonuses would otherwise be earned.

The material terms of the Bonus Plan are summarized below. A copy of the Bonus Plan is attached to this Proxy Statement as Exhibit B. This summary of the Bonus Plan is not intended to be a complete description of the Bonus Plan and is qualified in its entirety by the text of the Bonus Plan, to which reference is made.

Material Features of the Bonus Plan

Types of Awards. The Bonus Plan provides that incentive awards may be granted that qualify as qualified performance-based compensation under Section 162(m) of the Code. In addition to such awards, awards may be granted under the Bonus Plan that do not qualify as such; provided, however, that in no event may any award be granted under the Bonus Plan in substitution or replacement of an award intended to qualify as qualified performance-based compensation under Section 162(m) of the Code. If the stockholders do not approve the Bonus Plan, no incentive awards may be issued under the Bonus Plan that would be exempt from the $1,000,000 deduction limitation under Section 162(m) of the Code. All incentive awards payable under the Bonus Plan are paid in cash.

Administration. The Bonus Plan is administered by the Human Resources Committee (the "Committee"). As such, the Committee has the power and authority to take all actions and make all determinations which it deems necessary to effectuate, administer and interpret the Bonus Plan. The Committee has the power and authority to extend, amend, modify and terminate the Bonus Plan at any time; however, the Committee does not have the power to amend or modify any provision of the Bonus Plan without stockholder approval in a manner that would affect the terms of the Bonus Plan applicable to any bonus intended to constitute qualified performance-based compensation under Section 162(m) of the Code, if stockholder approval is required under Section 162(m) of the Code. As administrator of the Bonus Plan, the Committee's authority includes, without limitation, the right to select participants, to determine each participant's minimum, maximum and target bonus amounts (each expressed as a percentage of the participant's base salary), to determine the time or times of paying bonuses, to establish and approve corporate and individual performance goals and the relative weightings of the goals, to approve bonuses under the Bonus Plan, to decide the facts in any case arising under the Bonus Plan and to make all other determinations, including factual determinations, and to take all other actions necessary or appropriate for the proper administration of the Bonus Plan.

Eligibility and Participation. Our officer and director level employees are eligible to participate in the Bonus Plan for each fiscal year or portion thereof, unless excluded from participation by the Committee. As soon as practicable, but no later than ninety days after the beginning of the performance period, the Committee will determine the employees who will be participants for the performance period. Subject to certain limited exceptions described below, an employee must be actively employed on the last day of the performance period in order to be eligible to receive a bonus for that period. Unless the Committee determines otherwise, employees who become eligible to participate in the Bonus Plan after the performance period has begun will receive a prorated bonus for the performance period in which they first become eligible. Participants in the Bonus Plan will also be eligible to participate in such other bonus, sales incentive plan or other compensation programs as we may establish. Each participant in the Bonus Plan will earn bonuses at one of four bonus levels, as follows – Chief Executive Officer – Tier I; Executive Vice Presidents – Tier II; Senior Vice Presidents – Tier III; and Vice Presidents – Tier IV. If a participant is employed at more than one bonus level during a performance period, the total bonus amount for which such participant will be eligible to receive will be prorated based on the period of time during the performance period that such individual was employed at each bonus level. All of our officers are eligible and have been elected to participate in the Bonus Plan for our 2009 fiscal year.

Performance Period. Unless the Committee determines otherwise, the performance period for which the performance goals will be measured will be our fiscal year.

Establishment of Plan Components. Within the first ninety days of each performance period, the Committee will determine (i) the participants; (ii) the minimum, target, MAX and CAP performance levels for each of the objective business criteria being used; (iii) the relative weightings of the respective objective business criteria being used; (iv) the minimum, target, MAX and CAP bonus amounts (each expressed as a percentage of base salary) at each bonus level; and (v) the percentages of the bonus amounts (which percentages may be different for each participant) that are attributable to the performance during the performance period; provided, however, that in the case of any bonus designated as qualified performance-based compensation for purposes of Section 162(m) of the Code, the Board will make such determinations no later than ninety days after the beginning of the performance period or the date on which 25% of the performance period has been completed, whichever is earlier. To the extent a bonus is designated as qualified performance-based compensation under Section 162(m) of the Code, no such bonus will be made as an alternative to any other award that is not designated as qualified performance-based compensation and such bonus will be separate and apart from all other awards made.

For purposes of the Bonus Plan, base salary means the participant's base salary for the fiscal year, which includes amounts the participant elects to forego to our Deferred Compensation Plan (other than equity-based deferred compensation), and amounts the participant elects to forego under our 401(k) plan and 125 plan. Base salary does not include any amount attributable to any bonuses paid or accrued, whether or not pursuant to a plan or program.

Section 162(m) of the Code requires us to establish a maximum annual bonus that can be paid to any individual under the Bonus Plan. As a result, the Bonus Plan provides that the maximum amount that can be paid for a bonus designated as qualified performance-based compensation under the Plan that is payable to a participant for any fiscal year is $3,000,000.

Performance Goals. For any bonus under the Bonus Plan designated to qualify as qualified performance-based compensation under Section 162(m) of the Code, the performance goals will be based on pre-established, objective business criteria and will be set forth in writing by the Committee within the period required under Section 162(m) of the Code. The relevant business criteria will include at least one of the following: (1) return on total stockholder equity; (2) earnings per share of Pep Boys Stock; (3) net income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) sales or revenue targets; (6) return on assets, capital or investment; (7) cash flow; (8) market share; (9) cost reduction goals; (10) budget comparisons; (11) implementation or completion of projects or processes strategic or critical to our business operation; (12) measures of customer satisfaction; and/or (13) any combination of, or a specified increase in, any of the foregoing. The performance goals established by the

Committee may be based upon the attainment of specified levels of our performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of one of our business units or divisions or any subsidiary. The Committee will determine the objective business criteria upon which the performance goals are based and the weight to be accorded each.

For any bonus under the Bonus Plan not designated to qualify as qualified performance-based compensation under Section 162(m) of the Code, the performance goals may be based on one or more of the objective business criteria listed above and/or such other individual or small team performance measures or goals, whether quantitative or qualitative, as may be determined by the Committee in its sole discretion.

The Committee may, at any time prior to the final determination of the bonus amounts payable, change a participant's minimum, maximum and/or target bonus amounts or assign a different minimum, maximum and/or target bonus amount to reflect a change in the participant's level of responsibility or position during the performance period; provided, however, that no change may be made to the performance goals with respect to any bonus designated as qualified performance based compensation for purposes of Section 162(m) of the Code under the Bonus Plan.

Earning Bonuses. Generally, a participant earns a bonus for a performance period based on the level of achievement of the performance goals established by the Committee for that period. Except for bonuses designated as qualified performance based compensation under Section 162(m) of the Code, bonus amounts may be increased or decreased at the discretion of the Committee based upon subjective criteria. Bonuses designated as qualified performance-based compensation for purposes of Section 162(m) of the Code may only be decreased at the discretion of the Committee based upon subjective criteria; however, in no event will a reduction in one participant's bonus result in an increase to another bonus as designated qualified performance-based compensation.

Determination and Payment of Bonuses. Within sixty days after the end of the performance period, the performance goals will be measured and the resulting bonus amounts for participants will be approved by the Committee. Upon certification of the achievement of the applicable performance goals by the Committee, a participant's bonus will normally be payable in a single lump sum cash payment as soon as practicable following the close of the performance period, but not later than ninety days after the close of the performance period; provided, however, that a participant may elect to defer receipt of his or her bonus under our Deferred Compensation Plan consistent with the requirements of Section 409A of the Code.

Limitations on Payment of Bonuses. Generally, a participant must be employed on the last day of a performance period to receive payment of a bonus under the Bonus Plan. In no event will payment of a bonus be made, prior to the end of the performance period to which it relates. If payments are to be made under the Bonus Plan after a participant's death, such payments shall be made to the personal representative of the participant's estate.

Amendment and Termination of Bonus Plan. The Committee has the authority to extend, amend, modify or terminate the Bonus Plan at any time; provided that the Committee may not amend the Bonus Plan without obtaining stockholder approval if stockholder approval is required under Section 162(m) of the Code.

New Bonus Plan Benefits. The amounts payable under the Bonus Plan for 2009 cannot be determined until after the 2009 fiscal year is completed and achievement of the various performance goals is determined. Accordingly, the benefits or amounts of bonuses, if any, that will be received by or allocated to: (a) our Chief Executive Officer; (b) each of our other then current Named Executive Officers; (c) the executive officers of the Company as a group; and (d) Officers who are not executive officers as a group, are not yet determinable. However, the following table sets forth the threshold, target, MAX and CAP amounts that are potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Human Resources Committee were achieved in fiscal 2009.

Name	Threshold ($)	Target ($)	MAX ($)	CAP ($)
Michael R. Odell	400,000	800,000	1,200,000	1,600,000
Raymond L. Arthur	187,500	375,000	562,500	750,000
Joseph A. Cirelli	67,505	135,009	202,514	270,018
Troy E. Fee	56,250	112,500	168,750	225,000
Scott A. Webb	90,000	180,000	270,000	360,000
Executive Officers as a Group (7 persons)	922,305	1,844,609	2,766,914	3,689,218
Officers (non-Executive) as a Group (14 persons)	525,088	1,050,176	1,575,264	2,100,352

With respect to fiscal year 2008, the amounts that were earned by our Named Executive Officers under the Annual Incentive Bonus Plan, as in effect for the 2008 fiscal year, were as follows:

Name	Bonus
Michael R. Odell[1]	$219,695
Raymond L. Arthur[2]	$375,000
Joseph A. Cirelli	$40,985
Tory E. Fee	$41,288
Scott A. Webb	$66,060
Executive Officers as a group (7 persons)	$810,437
Officers (non-Executives) as a group (14 persons)	$350,709

(1) Mr. Odell, citing the fact that the Company had determined not to provide merit increases across its associate base, declined his bonus payment for fiscal 2008.
(2) As an inducement for Mr. Arthur to join the Company in 2008, his fiscal 2008 bonus payment was guaranteed at target level.

Directors of the Company who are not employees are not eligible to participate in the Bonus Plan.

Federal Income Tax Consequences. The federal income tax consequences arising with respect to grants awarded under the 2009 Plan will depend on the type of grant. The following provides only a general description of the application of federal income tax laws to certain grants under the 2009 Plan. This discussion is intended for the information of stockholders considering how to vote at the 2009 Annual Meeting and not as tax guidance to participants in the 2009 Plan, as the consequences may vary with the types of grants made, the identity of the recipients, and the method of payment or settlement. The summary does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws.

From the recipients' standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash or delivery of actual shares of Pep Boys Stock. Future appreciation on shares of Pep Boys Stock held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares of Pep Boys Stock are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient.

Exceptions to these general rules may arise under the following circumstances: (i) if shares of Pep Boys Stock, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment-, service-, or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture); (ii) if an employee is granted a stock option that qualifies as an "incentive stock option," no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of Pep Boys Stock acquired upon exercise of such stock option are held more than the longer of one year from the date of exercise and two years from the date of grant; (iii) we will not be entitled to a tax deduction for compensation attributable to grants to our chief executive officer or certain other of our executive officers, if and to the extent such compensation does not qualify as "performance-based compensation" under Section 162(m) of the Code, and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) a grant may be taxable to the recipient at 20 percentage points above ordinary income tax rates at the time it becomes vested, plus interest, even if that is prior to the delivery of the cash or shares of Pep Boys Stock in settlement of the grant, if the grant constitutes "deferred compensation" under Section 409A of the Code, and the requirements of Section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer and certain other of its executive officers in excess of $1,000,000 in any year. Compensation that qualifies as performance-based compensation is excluded from the $1,000,000 deductibility cap and therefore remains fully deductible by the corporation that pays it. We intend that stock options granted under the 2009 Plan will qualify as performance-based compensation. Restricted Stock grants, phantom units and dividend equivalents granted under the 2009 Plan will not qualify as performance-based compensation under the 2009 Plan.

The 2009 Plan provides that we have the right to require the recipient of any grant under the 2009 Plan to (i) pay to us an or otherwise make available to us an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificates for shares of Pep Boys Stock or (ii) take whatever action we deem appropriate to protect our interests with respect to tax liabilities, including, without limitation, allowing the grantee to surrender, or we retain from shares of Pep Boys Stock that would otherwise be deliverable in connection with an award, a number of shares of Pep Boys Stock equal to such tax liability.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR ANNUAL INCENTIVE BONUS PLAN

(Item 5) SHAREHOLDER PROPOSAL REGARDING THE COMPANY'S REINCORPORATION TO NORTH DAKOTA

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278 has notified us that he intends to introduce the following resolution at the meeting:

REINCORPORATE IN A SHAREOWNER-FRIENDLY STATE

Resolved: That shareowners hereby request that our board of directors take the necessary steps to reincorporate the Company in North Dakota with articles of incorporation that provide that the Company is subject to the North Dakota Publicly Traded Corporations Act.

Statement of John Chevedden

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available. This would have a particularly favorable impact on our company because we are currently incorporated in Pennsylvania, with a low standard of shareholder rights.

The SEC recently refused to allow shareowners a right of access to management's proxy statement. And Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. As a North Dakota company our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" in governance.
  "High Governance Risk Assessment."
  "Very High Concern" in Executive Pay with $10 million for Jeffrey Rachor.
  "Very High Concern" in accounting with a SOX 404 violation.
- In addition to our D-rated board our directors also served on other boards rated D or F by the Corporate Library:

James Mitarotonda	Griffon (GFF)	F-rated
Robert Hotz	Universal Health Services (UHS)	
Shan Atkins	Spartan Stores (SPTN)	
Thomas Hudson	Brink's (BCO)	
Irvin Reid	Mack-Cali Realty (CLI)	
Nick White	Dillard's (DDS)	

- However 4 of our directors served on no other boards -Experience concern.
- We had no shareholder right to:

Call a special shareholder meeting.
Act by written consent.
Decide all shareholder-voting issues by simple majority vote.

Reincorporation in North Dakota provides a way to switch to a vastly unproven system or governance in a single step. And reincorporation in North Dakota does not require a major downsizing or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

PEP BOYS' STATEMENT IN OPPOSITION TO THE FOREGOING SHAREHOLDER PROPOSAL

Our Board of Directors is committed to continually assessing and improving Pep Boys' corporate governance practices. Over the past several years, the Board has implemented a wide variety of measures to improve the our practices, including, declassifying our Board, separating the roles of Chairman of the Board and CEO, allowing our shareholder rights plan (poison pill) to expire and adopting majority voting in uncontested Director elections. These measures have contributed to RiskMetrics Group, a global leader in providing independent risk management and corporate governance services, assigning Pep Boys a 99.3 corporate governance quotient (CGQ) rating, indicating that we outperform 99.3% of the companies in the Standard & Poor's 600 Index in corporate governance matters.

Notwithstanding, our strong governance rating, our Nominating and Governance Committee has carefully reviewed and considered the shareholder proposal to change our state of incorporation to North Dakota. Based upon the committee's recommendation, our Board has concluded that such a change would not be in the best interests of our shareholders for the following reasons:

Reincorporation is the wrong remedy for governance issues. We do not need to actually become a North Dakota corporation in order to implement any aspects of the North Dakota law that could be in the interest of our shareholders. Despite the proponent's representations to the contrary, we have already adopted those aspects of the North Dakota law that we believe are the most desirable for our shareholders. We have split the roles of Chairman of the Board and CEO. We do not maintain a shareholder rights plan (poison pill), nor a classified board of directors. We have implemented majority voting for directors through an amendment to our Articles of Incorporation. And as we discuss under "EXECUTIVE COMPENSATION" in this Proxy Statement, our approaches to annual incentive awards and stock-based compensation are intended to ensure that the interests of management and the Board are aligned with the interests of shareholders. Our Board routinely evaluates current trends in corporate governance and may adopt additional measures as circumstances dictate in the future. Each of these corporate governances practices has contributed to RiskMetrics, a global leader in providing independent risk management and corporate governance services, assigning Pep Boys a 99.3 corporate governance quotient (CGQ) indicating that we outperform 99.3% of our peers in the S&P 600 in corporate governance matters. The proponent cites to another independent research firm, The Corporate Library. We have provided additional information to The Corporate Library who has informed us that they will be updating our rating upon the filing of this proxy statement. We expect that our rating will improve as their two areas of concern "Compensation" and "Accounting" have previously been addressed. Our Compensation rating was based upon the compensation paid to our former CEO. As detailed in the "EXECUTIVE COMPENSATION" section of this Proxy Statement, our current CEO has a much more modest compensation package. Our Accounting rating was based upon our previously disclosed material weakness in internal controls over financial reporting, which was remediated as of January 31, 2009. Pep Boys scored a "low concern" rating in their other two areas, Board and Takeover Defenses.

Prohibitive expense of reincorporation. Reincorporating in North Dakota would involve substantial expense to us and would require a substantial investment of management's time. We believe that incurring these expenses and an additional administrative burden for our management team during a challenging economic environment would be a poor use of our corporate resources. A reincorporation to North Dakota or any other state would generally be accomplished by merging our existing Pennsylvania parent corporation into a newly formed corporation that was incorporated in such other state. A merger would require us to analyze all of the agreements and governmental permits involving Pep Boys and its subsidiaries in order to determine whether the reincorporation transaction was an "assignment" or "change of control" that requires the consent of a third party or an applicable governmental agency, none of which can be assured. Although we have not undertaken this costly definitive analysis, we know that at a minimum a reincorporation transaction would require obtaining the consent of our lenders. Similarly, we know that we would have to reprint and re-circulate all of our stock certificates, and prepare costly filings with the SEC. To the extent that the consent of store landlords or automotive aftermarket retailing, repair and/or inspection licensing authorities would also be required, the cost and potential disruption to our business—including the possible loss of one or more operating locations—would rise dramatically.

No North Dakota Nexus. We have no business connection to North Dakota. Pep Boys has no existing operations in the state of North Dakota nor are there any stores in development in such state. Becoming a North Dakota corporation could subject us to taxation in that state and needlessly add to our company's tax burden. Further, North Dakota is not a well-known jurisdiction for business corporations. We are concerned about the consequences to director recruitment, investor interest and banking relationships associated with incorporating in a jurisdiction that is largely unfamiliar to third parties. The proponent states what he asserts are advantages to be realized from reincorporation. We believe that those purported advantages are anything but certain and remain very much open to dispute.

Our Pennsylvania heritage and history. Pennsylvania is important to our culture. We were founded in Pennsylvania in 1921 and our store support center is located in Pennsylvania. In addition, we operate 42 stores in Pennsylvania, one of our top five states in store density. While we are actively involved in all of the communities where our stores are located throughout the United States, we have a special relationship to Pennsylvania and the City of Philadelphia because we were founded and maintain our store support center here. By virtue of being a Pennsylvania corporation and maintaining a large corporate presence in Pennsylvania, we enjoy strong support from the Commonwealth of Pennsylvania and its governmental subdivisions. The Pennsylvania legislature has a long history of supporting the continued growth and prosperity of important Pennsylvania corporations such as ours, and by having our legal residence in Pennsylvania, we have a more influential voice in the legislative process with respect to corporate laws directly affecting us than we would have as a non-resident, North Dakota corporation. Our departing from the ranks of Pennsylvania corporations could be negatively viewed by a community that has supported us from inception.

Although we believe that the proponent is well intentioned and desires for our business to be successful, this proposal would be both costly and potentially injurious to Pep Boys and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"AGAINST"
THE SHAREHOLDER PROPOSAL REGARDING
REINCORPORATING IN NORTH DAKOTA

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% Holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2008, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the 2010 Annual Meeting and to have included in the Board of Directors' proxy materials relating to that meeting must be received no later than January 8, 2010. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Any shareholder proposal that does not comply with the applicable requirements of rule 14a-8 under the Securities Exchange Act of 1934 will not be included in the Board of directors' proxy materials for the 2010 Annual Meeting.

Our by-laws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting; and
- a general description of each item of business proposed to be brought before the meeting.

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Exhibit A

THE PEP BOYS - MANNY, MOE & JACK
2009 STOCK INCENTIVE PLAN

AMENDED AND RESTATED
AS OF JUNE 24, 2009

1. Purpose. The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation, hereby amends and restates The Pep Boys - Manny, Moe & Jack 1999 Stock Incentive Plan, and renames it as The Pep Boys – Manny, Moe & Jack 2009 Stock Incentive Plan, effective as of June 24, 2009, (the "Plan"). The Plan is intended to recognize the contributions made to the Company by key employees, and members of the Board of Directors, of the Company or any Affiliate, to provide such persons with additional incentive to devote themselves to the future success of the Company or an Affiliate, and to improve the ability of the Company or an Affiliate to attract, retain, and motivate individuals upon whom the Company's sustained growth and financial success depends, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company.

2. Definitions. Unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a) "Act" means the Securities Act of 1933, as amended.

(b) "Affiliate" means a corporation which is a parent corporation or a subsidiary corporation with respect to the Company within the meaning of Section 424 of the Code.

(c) "Award" means an award granted to an Optionee or a Participant under the Plan in the form of an Option or Restricted Stock, or any combination thereof.

(d) "Board of Directors" means the Board of Directors of the Company.

(e) "Change of Control" shall have the meaning as set forth in Section 10 of the Plan.

(f) "Code" means the Internal Revenue Code of 1986, as amended.

(g) "Committee" means the Board of Directors or a committee of two or more members of the Board of Directors, each of whom, at the time he takes action with respect to the Plan, is both (i) a "non-employee director" within the meaning of Rule 16b-3 and (ii) an "outside director" within the meaning of Section 162(m) of the Code; provided, however that the Board of Directors may appoint any other individual or individuals to administer the Plan with respect to Optionees and Participants who are neither (i) "insiders" within the meaning of Section 16 under the Securities Exchange Act of 1934, as amended, nor (ii) "covered employees" within the meaning of Section 162(m) of the Code.

(h) "Company" means The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation.

(i) "Disability" shall have that meaning as set forth in Section 22(e)(3) of the Code.

(j) "Fair Market Value" shall have the meaning as set forth in Section 8(b) of the Plan.

(k) "ISO" means an Option granted under the Plan which is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(l) "Non-management Director" means a member of the Board of Directors who is not an employee of the Company or any Affiliate.

(m) "Non-qualified Stock Option" means an Option granted under the Plan which is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(n) "Option" means either an ISO or a Non-qualified Stock Option granted under Section 8 of the Plan.

(o) "Option Document" means the document described in Section 8 which sets forth the terms and conditions of each grant of Options.

(p) "Option Price" means the price at which Shares may be purchased, as calculated pursuant to Section 8(b).

(q) "Optionee" means a person to whom an Option has been granted under the Plan, which Option has not been exercised and has not expired or terminated.

(r) "Participant" means a person to whom Restricted Stock has been awarded under the Plan, which Restricted Stock has not yet vested in full.

(s) "Restricted Period" means the period of time during which the Shares subject to the Restricted Stock granted to a Participant remain subject to the restrictions and conditions imposed on such Shares, as determined by the Committee.

(t) "Restricted Stock" means any Shares (or phantom units convertible into Shares) which are awarded pursuant to the terms of Section 9 hereof and which are subject to the restrictions and conditions set forth in Section 9 hereof for the Restricted Period.

(u) "Restricted Stock Agreement" means the document described in Section 9 which sets forth the terms and conditions of each grant of Restricted Stock.

(v) "Rule 16b-3" means Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

(w) "Shares" means the shares of Common Stock, par value $1.00 per share, of the Company which are the subject of Awards.

(x) "Vest", "Vested" or "Vesting", whether or not used with an initial capital letter, means the time at which Restricted Stock granted under the Plan will no longer be subject to forfeiture, based upon the expiration of the Restricted Period and the satisfaction of other restrictions and conditions imposed on the Shares relating to such Restricted Stock. Upon Vesting, the restrictions and conditions imposed on the Restricted Stock will lapse.

3. Administration of the Plan. The Committee shall administer the Plan.

(a) Meetings. The Committee shall hold meetings at such times and places as it may determine. Acts approved at a meeting by a majority of the members of the Committee or acts approved in writing by the unanimous consent of the members of the Committee shall be the valid acts of the Committee.

(b) Grants.

(i) The Committee shall from time to time at its discretion grant Awards pursuant to the terms of the Plan. The Committee shall have plenary authority and absolute discretion to (A) determine the key employees and members of the Board of Directors (including Non-management Directors) to whom and the times and the prices at which Awards shall be granted, (B) determine the type of Award to be granted and the number of Shares subject thereto, (C) determine the vesting conditions with respect to Awards of Restricted Stock and the time or times after which Options will become exercisable, (D) determine whether or not an Option is intended to be an ISO, (E) determine the duration of the Restricted Period and the restrictions and conditions to be imposed with respect to each Award; (F) adopt guidelines separate from the Plan that set forth the specific terms and conditions for Awards under the Plan, and (G) approve the form and terms and conditions of the Option Documents or the Restricted Stock Agreements, as the case may be, between the Company and the Optionee or Participant; all subject, however, to the express provisions of the Plan. In making such determinations, the Committee may take into account the nature of the Optionee's or Participant's services and responsibilities, the Optionee's or Participant's present and potential contribution to the Company's success and such other factors as it may deem relevant. The interpretation and construction by the Committee of any provision of the Plan or of any Award granted under it shall be final, binding and conclusive on all persons having any interest in the Plan or in any Awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan.

(ii) Unless otherwise determined by the Committee, Awards shall be automatically granted, without any further action by the Committee, to each Non-management Director, (A) upon their initial election to the Board of Directors and (B) annually thereafter, on the date of the Company's Annual Meeting of Shareholders (an "Annual Meeting Date"), in accordance with the following subclauses of this subsection (ii):

(A) On each Annual Meeting Date, each Non-management Director shall receive $45,000 in Awards in such form as determined by the Committee, calculated utilizing the "RSU Annualized Value" and/or "Option Annualized Value" as applicable. The Award granted pursuant to this subsection A shall be referred to herein as the "Annual Non-management Director Award."

(B) On their initial election to the Board of Directors, each Non-management Director shall receive a pro-rata portion of an Annual Non-management Director Award based on a fraction, the numerator of which is the number of days remaining until the next scheduled Annual Meeting Date and the denominator of which is 365.

(C) Any fractional Award otherwise to be issued under this subsection (ii) shall be rounded up to the nearest whole Award.

(D) As used in this subsection (ii), the term (1) "RSU Annualized Value" means, as of the date the Award is granted, the average Fair Market Value of a Share during the immediately preceding year and (2) "Option Annualized Value means, as of the date the Award is granted, one-third of the RSU Annualized Value.

(E) All Awards granted under subsection A of this subsection) shall vest in cumulative installments of one-third on each of the first three anniversaries of the date of grant.

(F) The Committee may, in its discretion, make additional Award grants to Non-management Directors.

(c) Exculpation. No individual acting with the authority to administer the Plan shall be personally liable for monetary damages as such for any action taken or any failure to take any action in connection with the administration of the Plan or the granting of Awards thereunder unless (i) such individual has breached or failed to perform the duties of his office under Section 511 of the General Association Act of 1988, as amended (relating to standard of care and justifiable reliance), and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the provisions of this subsection 3(c) shall not apply to the responsibility or liability of a member of the Committee pursuant to any criminal statute or to the liability of a member of the Committee for the payment of taxes pursuant to local, state or federal law.

(e) Indemnification. Service on the Committee shall constitute service as a member of the Board of Directors of the Company. Each member of the Committee shall be entitled without further act on his part to indemnity from the Company to the fullest extent provided by applicable law and the Company's Articles of Incorporation and/or By-laws in connection with or arising out of any action, suit or proceeding with respect to the administration of the Plan or the granting of Awards thereunder in which he or she may be involved by reason of his or her being or having been a member of the Committee, whether or not he or she continues to be such member of the Committee at the time of the action, suit or proceeding.

4. Awards under the Plan. Awards granted under the Plan may be in the form of a Non-qualified Stock Option, an ISO or Restricted Stock, or a combination thereof, at the discretion of the Committee; provided, however, that ISOs may be granted only to individuals who are employees of the Company or an Affiliate.

5. Eligibility. All key employees and members of the Board of Directors of the Company or its Affiliates shall be eligible to receive Awards hereunder. The Committee, in its sole discretion, shall determine whether an individual qualifies as a key employee.

6. Shares Subject to Plan. The aggregate maximum number of Shares for which Awards may be granted pursuant to the Plan is 6,000,000, adjusted as provided in Section 11 of the Plan. The Shares to be issued may be from authorized and unissued shares of Common Stock of the Company or previously issued shares of Common Stock of the Company reacquired by the Company. Awards covering no more than 500,000 Shares may be granted to any individual during any calendar year that the Plan is in effect, except as such number of Shares shall be adjusted in accordance with the provisions of Section 11 of the Plan. If an Option terminates or expires without having been fully exercised for any reason, or if any Shares with respect to an award of Restricted Stock shall be forfeited for any reason, the Shares subject thereto may again be the subject of an Award granted pursuant to the Plan.

7. Term of the Plan. The Plan has been amended and restated effective as of June 24, 2009. No Award may be granted under the Plan after December 31, 2014.

8. Option Documents and Terms. Each Option granted under the Plan shall be a Non-qualified Stock Option unless the Option shall be specifically designated at the time of grant to be an ISO for federal income tax purposes. Options granted pursuant to the Plan shall be evidenced by the Option Documents in such form as the Committee shall from time to time approve, which Option Documents shall comply with and be subject to the following terms and conditions and such other terms and conditions as the Committee shall from time to time require which are not inconsistent with the terms of the Plan.

(a) Number of Option Shares. Each Option Document shall state the number of Shares to which it pertains. An Optionee may receive more than one Option, which may include both Options which are intended to be ISOs and Options that are not intended to be ISOs, but only on the terms and subject to the conditions and restrictions of the Plan.

(b) Option Price. Each Option Document shall state the Option Price, which, for all Options, shall be at least 100% of the Fair Market Value of the Shares on the date the Option is granted as determined by the Committee; provided, however, that if an ISO is granted to an Optionee who then owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, then the Option Price shall be at least 110% of the Fair Market Value of the Shares on the date the Option is granted. If the Shares are traded in a public market, then the Fair Market Value per share shall be, if the Shares are listed on a national securities exchange, the mean between the highest and lowest quoted selling prices thereof, or, if the Shares are not so listed, the mean between the closing "bid" and "asked" prices thereof, as applicable and as the Committee determines, on the day the Option is granted, as reported in customary financial reporting services.

(c) Exercise. No Option shall be exercised prior to the receipt by the Company of written notice of such exercise and of payment in full of the Option Price for the Shares to be purchased. Each such notice shall specify the number of Shares to be purchased and shall (unless the Shares are covered by a then current registration statement or a Notification under Regulation A under the Act) contain the Optionee's acknowledgment in form and substance satisfactory to the Company that (a) such Shares are being purchased for investment and not for distribution or resale (other than a distribution or resale which, in the opinion of counsel satisfactory to the Company, may be made without violating the registration provisions of the Act), (b) the Optionee has been advised and understands that (i) the Shares have not been registered under the Act and are "restricted securities" within the meaning of Rule 144 under the Act and are subject to restrictions on transfer and (ii) the Company is under no obligation to register the Shares under the Act or to take any action which would make available to the Optionee any exemption from such registration, (c) such Shares may not be transferred without compliance with all applicable federal and state securities laws, and (d) an appropriate legend referring to the foregoing restrictions on transfer and any other restrictions imposed under the Option Documents may be endorsed on the certificates. Notwithstanding the above, should the Company be advised by counsel that issuance of Shares should be delayed pending (A) registration under federal or state securities laws or (B) the receipt of an opinion that an appropriate exemption therefrom is available, the Company may defer exercise of any Option granted hereunder until either such event in (A) or (B) has occurred.

(d) Medium of Payment. An Optionee shall pay for Shares subject to an Option (i) in cash, (ii) by certified check payable to the order of the Company, or (iii) by such other mode of payment as the Committee may approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. Furthermore, the Committee may provide in an Option Document issued to an employee (and shall provide in the case of Option Documents issued to Non-management Directors) that payment may be made all or in part in shares of the Company's Common Stock held by the Optionee for at least six months, subject to such limitations and prohibitions as the Committee deems appropriate. If payment is made in whole or in part in shares of the Company's Common Stock, then such Optionee shall deliver to the Company certificates registered in the name of such Optionee representing such shares of the Company's Common Stock owned by such Optionee, free of all liens, claims and encumbrances of every kind and having an aggregate Fair Market Value on the date of delivery that is equal to but not greater than the Option Price of the Shares with respect to which such Option is to be exercised, accompanied by stock powers duly endorsed in blank by the Optionee. The Committee may impose from time to time such limitations and prohibitions on the use of shares of the Company's Common Stock to exercise an Option as it deems appropriate.

(e) Termination of Options. No Option shall be exercisable after the first to occur of the following:

(i) Expiration of the Option term specified in the Option Document, which shall not exceed (A) ten years from the date of grant, or (B), with respect to ISOs, five years from the date of grant if the Optionee on the date of grant owns, directly or by attribution under Section 424(d) of the Code, shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of an Affiliate;

(ii) Expiration of sixty (60) days (or such other period determined by the Committee) from the date the Optionee's employment or service with the Company or its Affiliates terminates for any reason other than Disability, death or as specified in subsection 8(e)(iv), (v) or (vi) or Section 10, below;

(iii) Expiration of one hundred and eighty (180) days (or such other period determined by the Committee) from the date the Optionee's employment or service with the Company or its Affiliates terminates due to the Optionee's Disability or death;

(iv) The date that the employment of an Optionee who is an employee terminates for cause, as determined by the Committee;

(v) Immediately upon the occurrence of an act or omission by an Optionee who is an employee which constitutes either (i) the willful breach of his employment agreement with the Company or an Affiliate, or his engagement in any sort of disloyalty to the Company or an Affiliate, including, without limitation, fraud, embezzlement, theft, commission of a felony or dishonesty in the course of his employment; or (ii) the disclosure or misuse by Optionee of trade secrets or confidential information of the Company or an Affiliate. The employment of such Optionee shall be deemed to have terminated for cause as of the date of such act or omission, and any Option granted by the Company to said Optionee and held by such Optionee shall, without the requirement of any notice, terminate as of the date of such act or omission, so long as within 90 days after the Company has obtained sufficient information as to such act or omission, including investigatory confirmation in proper circumstances, to make evaluation by the Committee appropriate, there has been a finding by the Committee, after full consideration of the facts, that there has been an act or omission by the Optionee the nature of which is as set forth in clauses (i) or (ii) above. In addition to such immediate termination of Options, the Optionee shall forfeit all Shares for any exercised portion of the Option for which the Company has not yet delivered the share certificates to the Optionee, upon refund by the Company of any option price paid by the Optionee.

(vi) Immediately, without the requirement of any notice, upon the occurrence of an act by an Optionee who is a Non-management Director which act is, with respect to the Company or an Affiliate, a fraud, intentional misrepresentation, embezzlement, misappropriation or conversion of the Company's or an Affiliate's assets or opportunities.

(f) Transfers. Generally, an Option granted under the Plan shall not be transferable, except by will or by the laws of descent and distribution, and may be exercised, during the lifetime of an Optionee, only by the Optionee or, in the event of his or her incompetence, by the Optionee's legal representative; provided, however, that the Committee may, in its sole discretion, at the time of grant or at any time thereafter, allow for the transfer of Options that are not ISOs to other persons or entities, subject to such conditions or limitations as the Committee may establish. No Option granted under the Plan shall be subject to execution, attachment or other process.

(g) Other Provisions. The Option Documents may contain such other provisions including, without limitation, provisions authorizing the Committee to accelerate the exercisability of all or any portion of an Option granted pursuant to the Plan, additional restrictions upon the exercise of the Option or additional limitations upon the term of the Option, as the Committee shall deem advisable.

(h) Amendment. The Committee shall have the right to amend Option Documents issued to an Optionee subject to his consent, except as limited by Section 12 of the Plan, and except that the consent of the Optionee shall not be required for any amendment made under Section 10 of the Plan.

9. Restricted Stock Agreements and Terms. Restricted Stock granted pursuant to the Plan shall be evidenced by a Restricted Stock Agreement in such form as the Committee shall from time to time approve, which Restricted Stock Agreement shall comply with and be subject to the following terms and conditions and such other terms and conditions which the Committee shall from time to time require which are not inconsistent with the terms of the Plan.

(a) Issuance of Shares. Upon an award of Restricted Stock to a Participant and receipt by the Company of a fully executed Restricted Stock Agreement, accompanied by such additional documentation as specified therein, the stock certificate representing the Restricted Stock granted as Shares shall be issued, transferred to and registered in the name of the Participant with such legend thereon as the Committee shall deem appropriate, and Restricted Stock granted as phantom units shall be recorded to a bookkeeping account for the benefit of the Participant. Such stock certificate shall be held by the Company until the Restricted Stock Vests (or the phantom units are redeemed to Shares, in the case of Restricted Stock granted as phantom units) or is forfeited. The Company shall not be obligated to deliver any stock certificates until such Shares have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange upon which outstanding Shares of such class at the time of the Award are listed nor until there has been compliance with such laws or regulations as the Company may deem applicable, including without limitation registration or qualification of such Shares under any federal or state law.

(b) Dividends and Voting Rights. Unless the Committee determines otherwise, during the period from the date the Restricted Stock is awarded to the date the Restricted Period expires, the Participant will be entitled to all rights of a stockholder of the Company, including the right to vote the Shares and receive dividends and other distributions declared on such Shares from time to time, as distributed. Notwithstanding the foregoing, with respect to Restricted Stock granted as phantom units, the Participant shall not have any rights as a stockholder of the Company until such units are redeemed as Shares, but, subject to the determination of the Committee, may receive dividend equivalents on such units as if they were Shares and the equivalent of other distributions declared on the Shares from time to time. Notwithstanding the foregoing, the Committee shall determine whether dividends of stock and other non-cash distributions (or equivalents of such in connection with phantom units) with respect to the Restricted Stock shall be withheld by the Company for the account of the Participant and whether they shall be subject to the Vesting and forfeiture provisions applicable to the related Restricted Stock. The Committee shall determine whether interest shall be paid on such amounts withheld, the rate of any such interest, and the other terms applicable to such withheld amounts.

(c) Restricted Period and Vesting Schedule. The Committee shall have the plenary authority and absolute discretion to determine the Restricted Period for the Restricted Stock granted to a Participant and the times at which the Shares subject to such Restricted Stock shall Vest, which may be different for each award of Restricted Stock, or become redeemed as Shares if granted as phantom units, provided, however that no Shares shall Vest prior to one year from the date of grant of the Restricted Stock. Notwithstanding the foregoing, only whole Shares shall Vest and become redeemed if granted as phantom units. In the event that a Participant shall become entitled to a fractional Share, such fractional Share shall not Vest (or be redeemed) unless and until the Participant becomes entitled to such number of fractional Shares as shall be equal in sum to a whole Share.

(d) Forfeiture of Shares.

(i) Except as otherwise provided by the Committee, in the event the Participant's employment or service with the Company terminates for any reason other than Disability or death, or as specified in Section 10 of the Plan, any Shares subject to the Participant's Restricted Stock which has not Vested shall be automatically forfeited by the Participant. Shares which are forfeited may be canceled by the Company without any action by the Participant.

(ii) Except as otherwise provided by the Committee, in the event the Participant's employment or service with the Company terminates due to the Participant's Disability or death, any of the Participant's Restricted Stock which has not Vested shall, if such termination occurs more than one year after the date of the award of such Restricted Stock, vest in the prorated amount equal to the ratio of (A) the number of whole years between the date of the Award and the date of such termination to (B) the total Restricted Period to which the Award is subject, and the balance of the Restricted Stock shall be forfeited. If such termination occurs less than one year after the date of grant of the Award, the Participant's Restricted Stock shall be automatically forfeited by the Participant and may be canceled by the Company without any action by the Participant.

(e) Transfers. During the Restricted Period, no Restricted Stock awarded under the Plan or any interest therein may be transferred, except by will or by the laws of descent and distribution. During the lifetime of the person to whom Restricted Stock is granted, the rights of such Restricted Stock may be exercised only by him or, in the event of his incompetence, by his legal representative. Upon the death of a Participant, the person to whom the rights shall have passed by will or the laws of descent and distribution shall become entitled to the Restricted Stock only in accordance with the provisions of subsection (d) above.

(f) Deferrals. The Committee may permit or require a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to the Participant in connection with any Restricted Stock grant as phantom units . The Committee shall establish rules and procedures for any such deferrals, consistent with applicable requirements of Section 409A of the Code.

(g) Other Provisions. The Restricted Stock Agreements shall contain such other provisions as the Committee shall deem advisable.

(h) Amendment. The Committee shall have the right to amend the Restricted Stock Agreements issued to a Participant subject to his consent, except that the consent of the Participant shall not be required for any amendment made under Section 10 of the Plan.

10. Change of Control.

(a) For purposes of this Section, a "Change of Control" shall be deemed to have taken place if:

(i) individuals who, on the date hereof, constitute the Board of Directors (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board of Directors (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors shall be deemed to be an Incumbent Director;

(ii) any "Person" (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the "Exchange Act") and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board of Directors (the "Voting Securities"); provided, however, that the event described in this paragraph (b) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions: (i) by the Company or any subsidiary of the Company in which the Company owns more than 50% of the combined voting power of such entity (a "Subsidiary"), (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (iii) by any underwriter temporarily holding the Company's Voting Securities pursuant to an offering of such Voting Securities, or (iv) pursuant to a Non-Qualifying Transaction (as defined in paragraph (c));

(iii) a merger, consolidation, statutory share exchange or similar form of corporate transaction is consummated involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Company's Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Company's Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Company's Voting Securities among the holders thereof immediately prior to the Business Combination, (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board of Directors' approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a "Non-Qualifying Transaction");

(iv) a sale of all or substantially all of the Company's assets is consummated;

(v) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company; or

(vi) there occur such other events as the Board of Directors may designate.

Notwithstanding the foregoing, a Change of Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Company's Voting Securities as a result of the acquisition of the Company's Voting Securities by the Company which reduces the number of the Company's Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company

Voting Securities beneficially owned by such person, a Change of Control of the Company shall then occur. Notwithstanding the foregoing, the Committee may provide for a different definition of a "Change of Control" if the Award is subject to the requirements of Section 409A of the Code and the Award will become payable on a Change of Control.

(b) Consequences of a Change of Control. Upon the occurrence of a Change of Control, unless the Committee determines otherwise, any Option granted hereunder shall immediately become exercisable in full and all restrictions related to any Restricted Stock shall lapse. In addition, in the event of a Change of Control, the Committee may take any one or more of the following actions with respect to any or all outstanding Awards, without the consent of any Optionee or Participant: (i) the Committee may require that Optionees surrender their outstanding Options in exchange for one or more payments by the Company, in cash or Shares as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the Shares subject to the Optionee's unexercised Options exceeds the Option Price, and on such terms as the Committee determines, (ii) after giving Optionees an opportunity to exercise their outstanding Options, the Committee may terminate any or all unexercised Options at such time as the Committee deems appropriate, (iii) with respect to Participants holding Restricted Stock that consists of phantom units, the Committee may determine that such Participants shall receive one or more payments in settlement of such grants of Restricted Stock, in such amount and form and on such terms as may be determined by the Committee, subject to the requirements of Section 409A of the Code, to the extent applicable, or (iv) determine that all outstanding Options that are not exercised shall be assumed by, or replaced with comparable options by the surviving corporation (or a parent or subsidiary of the surviving corporation), and grants of Restricted Stock that remain in effect after the Change of Control shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or conversion shall take place as of the date of the Change of Control or such other date as the Committee may specify.

11. Adjustments on Changes in Capitalization. If there is any change in the number or kind of Shares outstanding (i) by reason of a stock dividend, stock split, spin-off, recapitalization or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Shares as a class without the Company's receipt of consideration, or if the value of outstanding Shares is substantially reduced as a result of a spin-off or the Company's payment of an extraordinary dividend or distribution, the aggregate number of Shares as to which Awards may be granted hereunder, the maximum number of Shares for which Awards may be granted to any individual during any calendar year, the kind and number of Shares covered by each outstanding Award and the Option Price, in the case of grants of Options, shall be equitably adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued Shares to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards; provided, however, that any fractional Shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change of Control the provisions of Section 10 shall apply. Any adjustments to outstanding Awards shall be consistent with Section 409A or 422 of the Code, to the extent applicable. Any adjustments determined by the Committee shall be final, binding and conclusive.

12. Amendment of the Plan. The Board of Directors may amend the Plan from time to time in such manner as it may deem advisable. Nevertheless, the Board of Directors may not, without obtaining approval by vote of a majority of the votes cast at a duly called meeting of the shareholders at which a quorum representing a majority of all outstanding voting stock of the Company is, either in person or by proxy, present and voting on the matter, within twelve months before or after such action, change the class of individuals eligible to receive an ISO, extend the expiration date for the grant of ISOs under the Plan, decrease the minimum Option Price of an ISO granted under the Plan or increase the maximum number of Shares as to which Options may be granted or the maximum number which may be granted to any individual in any calendar year. No amendment to the Plan shall adversely affect any outstanding Option, however, without the consent of the Optionee.

13. No Continued Employment. The grant of an Award pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Company or any Affiliate to retain the Optionee or Participant in the employ of the Company or an Affiliate and/or as a member of the Company's Board of Directors or in any other capacity.

14. Withholding of Taxes. Whenever the Company proposes or is required to deliver or transfer Shares in connection with the exercise of an Option or in connection with the Vesting of Restricted Stock, the Company shall have the right to (a) require the recipient to remit or otherwise make available to the Company an amount sufficient to satisfy any federal, state and/or local withholding tax requirements prior to the delivery or transfer of any certificate or certificates for such Shares or (b) take whatever action it deems necessary to protect its interests with respect to tax liabilities, including without limitation allowing the Optionee or Participant to surrender, or have the Company retain from Shares which are otherwise issuable or deliverable in connection with an Award a number of Shares which have a Fair Market Value equal to such tax liability. The Company's obligation to make any delivery or transfer of Shares shall be conditioned on the Optionee's or Participant's compliance, to the Company's satisfaction, with any withholding requirement.

14. Interpretation. The Plan is intended to enable transactions under the Plan with respect to directors and officers (within the meaning of Section 16(a) under the Securities Exchange Act of 1934, as amended) to satisfy the conditions of Rule 16b-3; to the extent that any provision of the Plan, or any provisions of any Option or Restricted Stock granted pursuant to the Plan, would cause a conflict with such conditions or would cause the administration of the Plan as provided in Section 3 to fail to satisfy the conditions of Rule 16b-3, such provision shall be deemed null and void to the extent permitted by applicable law. Subject to the foregoing, the Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan.

THE PEP BOYS - MANNY, MOE & JACK
ANNUAL INCENTIVE BONUS PLAN
(as amended and restated as of June 24, 2009)

The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), previously established, effective January 29, 1989, an Annual Incentive Bonus Plan (the "Plan") for the benefit of officers of the Company who were eligible to participate as provided therein. The Plan has been amended and restated in its entirely as follows and approved by the Company's shareholders to be effective as of June 24, 2009.

1. Purpose. The Plan is intended to increase the profitability of the Company by giving employees of the Company holding positions at the levels of officer or director (such employees being hereinafter collectively referred to as the "Eligible Employees") a financial stake in the growth and profitability of the Company. The Plan has the further objective of enhancing the Company's compensation packages for Eligible Employees, thus enabling the Company to attract and retain officers and other key employees of the highest ability. The Plan is intended to provide Eligible Employees with incentive opportunities that: (a) provide compensation opportunities which are competitive with other companies of similar size and industry focus; (b) focus Eligible Employees' attention on the accomplishment of specific Company goals; and (c) recognize different levels and types of individual contributions by providing a portion of the incentive payout for the achievement of individual objectives. The Plan is intended to supplement, not replace, any other bonus paid by the Company to any of its Eligible Employees and is not intended to preclude the continuation of such arrangements or the adoption of additional bonus or incentive plans, programs or contracts.

2. Definitions.

(a) "Applicable Performance Measures" shall mean the Company Performance Measures and/or the Individual Performance Measures upon which a Participant's right to receive a Bonus is based.

(b) "Award Period" shall mean a measuring period of one Fiscal Year.

(c) "Bonus" shall mean a cash payment made by the Company to a Participant after an Award Period, based on performance against specific predetermined performance objectives for both the Company and the Participant, as calculated in accordance with the provisions of this Plan document.

(d) "Bonus Level" shall mean the level at which a Participant shall participate in the Plan as set forth in Paragraph 4(b) hereof.

(e) "CEO" shall mean the person elected to the office of Chief Executive Officer of the Company by the Board of Directors.

(f) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(g) "Compensation Committee" shall mean the Compensation Committee of the Board. The Compensation Committee shall consist of two or more persons appointed by the Board, each of whom shall be an "outside director" as defined under Code section 162(m) and related Treasury regulations.

(h) "Fiscal Year" shall mean the Fiscal Year of the Company which ends on the Saturday nearest January 31 in each year.

(i) "Participant" shall have the meaning set forth in Paragraph 4 hereof.

(j) "Salary" shall mean the base salary of a Participant for a Fiscal Year. For purposes of the foregoing, base salary shall include (i) amounts which the Participant elects to forego to provide benefits under a plan which satisfies the provisions of section 401(k) or section 125 of the Code and (ii) amounts which the Participant elects to defer under a deferred compensation plan or program, other than an equity-based deferred compensation plan, adopted by the Company. Base salary shall not include any amount attributable to any bonus paid or accrued (including any bonus deferred under a deferred compensation plan or program adopted by the Company), whether or not pursuant to a plan or program.

3. Administration, Amendment and Termination.

(a) The Plan shall be administered by the Compensation Committee acting by a majority vote of its members. The Compensation Committee shall have the power and authority to take all actions and make all determinations which it deems necessary or desirable to effectuate, administer or interpret the Plan. The Company's adoption and continuation of the Plan is voluntary. The Compensation Committee shall have the power and authority to extend, amend, modify or terminate the Plan at any time; provided, however, that the Compensation Committee shall not have the power to amend or modify any provision of the Plan without stockholder approval in a manner that would affect the terms of the Plan applicable to a Bonus intended to constitute qualified performance-based compensation under Code section 162(m), if stockholder approval would be required under Code section 162(m). The Compensation Committee's authority to extend, amend or modify the Plan shall include, without limitation, the right to change Award Periods, to determine the time or times of paying Bonuses, to establish and approve Company and individual performance goals and the relative weightings of the goals, and to establish such other measures as may be necessary to meet the objectives of the Plan. In particular, but without limitation of the foregoing, the Compensation Committee shall have the power and authority to make any amendments or modifications to the Plan which may be necessary for the Plan to maintain compliance with Code section 162(m).

(b) All actions taken and all determinations made by the Compensation Committee in accordance with the power and authority conferred upon the Compensation Committee under Paragraph 3(a) above shall be final, binding and conclusive on all parties, including the Company and all Participants.

4. Participants.

(a) Each Eligible Employee shall be entitled to participate in the Plan for each Fiscal Year or portion thereof in which such employee holds a position at the level of officer or director of the Company (the "Participants", or individually, "Participant"), unless excluded from participation by the Compensation Committee or as provided by Paragraph 11 hereof. With respect to an individual who becomes an Eligible Employee during an Award Period, such individual shall become a Participant, unless excluded from participation by the Compensation Committee or as provided in Paragraph 11 hereof, and shall be eligible to receive an amount equal to the amount which would have been paid if the Participant had been an Eligible Employee for the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was an Eligible Employee of the Company and the denominator of which is the number of days in the Award Period.

(b) Each Participant shall participate in the Plan and earn Bonuses at one of five Bonus Levels, as set forth below:

Bonus Level	Participant Group
Tier I	CEO
Tier II	Executive Vice Presidents
Tier III	Senior Vice Presidents
Tier IV	Vice Presidents

With respect to any Participant who was employed at more than one of the Bonus Levels during an Award Period, the total Bonus amount for such Award Period for which such Participant shall be eligible shall be the sum of prorated Bonus payments corresponding to the applicable Bonus Levels. Each such prorated Bonus payment shall equal the amount which would have been paid if the Participant had been an Eligible Employee at the applicable Bonus Level for the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was employed at such Bonus Level and the denominator of which is the number of days in the Award Period.

5. Company Performance Measures.

(a) Under the Plan, for each Award Period the Compensation Committee will establish minimum, target and maximum performance goals for the Company using one or more of the following business criteria (the "Company Performance Measures"): (1) return on total stockholder equity; (2) earnings per share of Common Stock; (3) net income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) sales or revenue targets; (6) return on assets, capital or investment; (7) cash flow: (8) market share; (9) cost reduction goals; (10) budget comparisons; (11) implementation or completion of projects or processes strategic or critical to the Corporation's business operations; (12) measures of customer satisfaction; and (13) any combination of, or a specified increase in, any of the foregoing. Such performance goals may be based upon the attainment of specified levels of the Company's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Company's business units or divisions or any parent or subsidiary. In addition, the Compensation Committee will establish relative weightings for the respective Company Performance Measures being used.

(b) To the extent applicable, the Compensation Committee, in determining whether and to what extent a Company Performance Measure has been achieved, shall use the information set forth in the Company's audited financial statements.

6. Individual Performance Measures. Under the Plan, for each Award Period the Company will establish individual or "small team" performance goals for each Participant (the "Individual Performance Measures"); provided, however, that Individual Performance Measures shall not apply to a Bonus designated as "qualified performance-based compensation" under Code section 162(m).

7. Establishment of Plan Components.

(a) During the first ninety (90) days of each Award Period (or such other period provided in Paragraph 9 with respect to Bonuses designated as "qualified performance-based compensation" under Code section 162(m) , the Compensation Committee will establish and approve the following components of the Plan for the Award Period: (i) the Participants; (ii) the minimum, target and maximum Company performance levels for each Company Performance Measure being used; (iii) the relative weightings of the respective Company Performance Measures being used; (iv) the target, minimum and maximum Bonus amounts (each expressed as a percentage of salary) at each Bonus Level; and (v) the percentages of the Bonus amounts at each of the Bonus Levels which are attributable to the Company's performance and the individual Participant's performance, respectively, during the Award Period. The Compensation Committee shall set forth the decisions reached on each of the items in this Paragraph 7(a) in its minutes.

(b) During the first ninety (90) days of each Award Period, the Compensation Committee will review, approve and set forth in its minutes, the following information for the Award Period, as determined by the Compensation Committee: (i) the Bonus Levels; (ii) the Participants in each Bonus Level (classified by title of position held); (iii) the target Bonus amount for each Bonus Level (expressed as a percentage of salary); (iv) the percentages of the Bonus amounts at each of the Bonus Levels which are attributable to the Company's performance and the individual Participant's performance, respectively, during the Award Period; (v) the Company Performance Measures for the current Award Period; (vi) the relative weightings of each such Company Performance Measure; and (vii) the minimum, target and maximum performance levels for each such Company Performance Measure.

8. Determination of Bonus. Within sixty (60) days after the end of the Award Period, actual performance will be compared to the predetermined performance levels for both Company Performance Measures and Individual Performance Measures, and the resulting actual Bonus amounts for Participants will be approved by the Compensation Committee. Subject to Paragraph 9(c) hereof with respect to any Bonus designated as "qualified performance-based compensation" under Code section 162(m), the Committee shall have the authority to increase or decrease Bonus amounts, in its sole discretion, notwithstanding any achievement of the applicable Company Performance Measure and Individual Performance Measure, as applicable. Nothing in this Paragraph 8 shall be used to create any presumption that

Bonuses under the Plan are the exclusive means of providing incentive compensation for Eligible Employees, it being expressly understood and agreed that the Compensation Committee has the authority to recommend to the Board of Directors payments to any of the Eligible Employees, in cash or otherwise, based on performance measures or otherwise, other than Bonuses under this Plan to Participants.

8. Special Rules for Qualified Performance –Based Compensation

(a) The maximum amount for a Bonus designated as "qualified performance-based compensation" under Code section 162(m) payable to a Participant for any Fiscal Year shall not exceed three million dollars ($3,000,000).

(b) Notwithstanding anything to the contrary set forth in this Plan, the Compensation Committee shall establish the Applicable Performance Measures for Bonuses designated as "qualified performance-based compensation" under Code section 162(m) no later than the *earliest* to occur of (i) the ninetieth (90th) day following the beginning of the Award Period or (ii) the date on which 25% of the Award Period has been completed, or (iii) such other date as may be required under applicable regulations under Code section 162(m). Such Applicable Performance Measures shall be set forth in the minutes of the Compensation Committee.

(c) Any Bonus payable to a Participant that is designated as "qualified performance-based compensation" under Code section 162(m) shall be based on Applicable Performance Measures that satisfy the requirements for "qualified performance-based compensation" under Code section 162(m), including the requirement that the achievement of the Applicable Performance Measures be substantially uncertain at the time they are established and that the Applicable Performance Measures be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the Applicable Performance Measures have been met. To the extent that any Bonus is designated as "qualified performance-based compensation" under Code section 162(m), no such Bonus may be made as an alternative to any other award that is not designated as "qualified performance based compensation" but instead must be separate and apart from all other awards made. To the extent a Bonus is designated as "qualified performance-based compensation," the Compensation Committee is authorized to reduce such Bonus for any Award Period based upon its assessment of personal performance or other factors, but may not increase the Bonus that would otherwise be payable to the Participant. In no event shall a reduction to one Participant's Bonus result in an increase to a Bonus designated as "qualified performance based compensation" under Code section 162(m).

(d) If a Bonus to which a Participant may become entitled is designated as "qualified performance-based compensation" under Code section 162(m), the Compensation Committee shall certify in writing prior to payment of such Bonus that the Applicable Performance Measures were in fact achieved. Any such certification by the Compensation Committee shall be set forth in its minutes.

10. Payment of Bonuses. Bonuses shall be paid in cash or otherwise deferred by the Participant (as permitted by the Company and consistent with Code section 409A) within ninety (90) days after the end of the Award Period to which such Bonus relates.

11. Termination of Employment.

(a) If a Participant's employment with the Company has terminated during an Award Period, for any reason whatsoever, with or without cause, then the Participant may not receive a Bonus for such Award Period, except as otherwise provided in Paragraph 11(b) below or in a separate written agreement between the Company and the Participant.

(b) If during an Award Period, a Participant dies; becomes disabled; or retires on or after his Early Retirement Date (as defined in the Company's defined benefit pension plan), such Participant (or the Participant's designated beneficiary) shall be paid, within ninety (90) days after the end of the Award Period, an amount equal to the amount which would have been paid if the Participant had been employed by the Company throughout the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was employed by the Company and the denominator of which is the number of days in the Award Period.

12. Assignment and Alienation of Benefits.

(a) To the maximum extent permitted by law, a Participant's right or benefits under this Plan shall not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefit.

(b) If any Participant becomes bankrupt or attempts to anticipate, alienate, sell, assign, pledge, encumber, or charge any rights to a benefit hereunder, then such right or benefit, in the discretion of the Compensation Committee, may be terminated. In such event, the Company may hold or apply the same or any part thereof for the benefit of the Participant, his or her spouse, children or dependents, or any of them, in such manner and portion as the Compensation Committee may deem proper.

13. Miscellaneous.

(a) The establishment of this Plan shall not be construed as granting any Participant the right to remain in the employ of the Company, nor shall this Plan be construed as limiting the right of the Company to discharge a Participant from employment at any time for any reason whatsoever, with or without cause.

(b) The Company may withhold from any amounts payable under the Plan such Federal, state or local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(c) It is the intent of the Company that the Plan and any Bonuses that are designated as "qualified performance-based compensation" under Code section 162(m) made under the Plan to a Participant comply with the applicable provisions of Code section 162(m). To the extent that any legal requirement of Code section 162(m) as set forth in the Plan ceases to be required under Code section 162(m), that Plan provision shall cease to apply.

(d) This Plan, and Bonuses payable hereunder, are intended to comply with the short-term deferral rule set forth in the regulations under Code section 409A, in order to avoid application of Code section 409A to the Plan. Notwithstanding the foregoing, if, and to the extent that any payment of a Bonus under this Plan constitutes deferred compensation subject to the requirements of Code section 409A, all payments shall be made, and this Plan shall be administered so that such payments are made, in accordance with the requirements of Code section 409A.

(e) The paragraph headings in this Plan are for convenience only; they form no part of the Plan and shall not affect its interpretation.

(f) This Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2009

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 1-3381

The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**23-0962915** (I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA (Address of principal executive office)	**19132** (Zip code)

215-430-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

As of the close of business on August 2, 2008 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $308,971,231.

As of April 3, 2009, there were 52,265,326 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year, for the Company's Annual Meeting of Shareholders 2009 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	85
Item 9A.	Controls and Procedures	85
Item 9B.	Other Information	89
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	89
Item 11.	Executive Compensation	89
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	89
Item 13.	Certain Relationships and Related Transactions and Director Independence	89
Item 14.	Principal Accounting Fees and Services	89
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	90
	Signatures	94

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries ("the Company") fiscal year ends on the Saturday nearest to January 31. Fiscal year 2008, which ended January 31, 2009, was comprised of 52 weeks; fiscal year 2007, which ended February 2, 2008, was comprised of 52 weeks; and fiscal year 2006, which ended February 3, 2007, was comprised of 53 weeks.

The Company is a leading automotive service and retail chain. The Company operates in one industry, the automotive aftermarket. The Company is engaged principally in automotive repair and maintenance and the sale of automotive tires, parts and accessories. The Company's primary operating unit is its SUPERCENTER format. As of January 31, 2009, the Company operated 562 stores consisting of 552 SUPERCENTERS and 1 SERVICE & TIRE CENTER, having an aggregate of 5,845 service bays, as well as 9 non-service/non-tire format PEP BOYS EXPRESS stores. The Company operates approximately 11,514,000 gross square feet of retail space, including service bays. The SUPERCENTERS average approximately 20,700 square feet and the PEP BOYS EXPRESS stores average approximately 9,500 square feet. The Company believes that its unique SUPERCENTER format offers the broadest capabilities in the industry and positions the Company to gain market share and increase its profitability by serving "do-it-for-me" DIFM (service labor, installed merchandise and tires) and "do-it-yourself" DIY (retail) customers with the highest quality service offerings and merchandise. In most of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of tires, parts and other products to local, regional and national repair garages and dealers.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Parts and Accessories	65.1%	66.6%	68.5%
Tires	16.3	15.2	14.1
Total Merchandise Sales	81.4	81.8	82.6
Service Labor	18.6	18.2	17.4
Total Revenues	100.0%	100.0%	100.0%

As of January 31, 2009 the Company operated its stores in 35 states and Puerto Rico. The following table indicates, by state, the number of stores the Company had in operation at the end of each of the last five fiscal years, and the number of stores opened and closed by the Company during each of the last four fiscal years:

NUMBER OF STORES AT END OF FISCALS 2004 THROUGH 2008

State	2008 Year End	Closed	Opened	2007 Year End	Closed	Opened	2006 Year End	Closed	Opened	2005 Year End	Closed	Opened	2004 Year End
Alabama	1	—	—	1	—	—	1	—	—	1	—	—	1
Arizona	22	—	—	22	1	1	22	—	—	22	—	—	22
Arkansas	1	—	—	1	—	—	1	—	—	1	—	—	1
California	118	—	—	118	3	—	121	—	—	121	1	—	122
Colorado	7	—	—	7	1	—	8	—	—	8	—	—	8
Connecticut	7	—	—	7	1	—	8	—	—	8	—	—	8
Delaware	6	—	—	6	—	—	6	—	—	6	—	—	6
Florida	43	—	—	43	—	—	43	—	—	43	—	—	43
Georgia	22	—	—	22	3	—	25	—	—	25	—	—	25
Illinois	22	—	—	22	1	—	23	—	—	23	—	—	23
Indiana	7	—	—	7	2	—	9	—	—	9	—	—	9
Kansas	—	—	—	—	2	—	2	—	—	2	—	—	2
Kentucky	4	—	—	4	—	—	4	—	—	4	—	—	4
Louisiana	8	—	—	8	2	—	10**	—	—	10**	—	—	10
Maine	1	—	—	1	—	—	1	—	—	1	—	—	1
Maryland	18	—	—	18	1	—	19	—	—	19	—	—	19
Massachusetts	6	—	—	6	1	—	7	—	—	7	—	—	7
Michigan	5	—	—	5	2	—	7	—	—	7	—	—	7
Minnesota	3	—	—	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4	—	—	4
New Jersey	29	—	—	29	—	1	28	—	—	28	—	—	28
New Mexico	8	—	—	8	—	—	8	—	—	8	—	—	8
New York	29	—	—	29	—	—	29	—	—	29	—	—	29
North Carolina	8	—	—	8	2	—	10	—	—	10	—	—	10
Ohio	10	—	—	10	2	—	12	—	—	12	—	—	12
Oklahoma	5	—	—	5	1	—	6	—	—	6	—	—	6
Pennsylvania	42	—	—	42	—	—	42	—	—	42	—	—	42
Puerto Rico	27	—	—	27	—	—	27	—	—	27	—	—	27
Rhode Island	2	—	—	2	1	—	3	—	—	3	—	—	3
South Carolina	6	—	—	6	—	—	6	—	—	6	—	—	6
Tennessee	7	—	—	7	—	—	7	—	—	7	—	—	7
Texas	47	—	—	47	7	—	54	—	—	54	1	—	55
Utah	6	—	—	6	—	—	6	—	—	6	—	—	6
Virginia	16	—	—	16	—	—	16	—	—	16	—	—	16
Washington	2	—	—	2	—	—	2	—	—	2	—	—	2
Total	562	—	—	562	33*	2	593	—	—	593	2	—	595

* As more fully described in Note 7—Store Closures and Asset Impairments of the notes to the Consolidated Financial Statements included in Item 8, the Company closed 31 stores during the fourth quarter of fiscal 2007.

** Due to damage sustained as a result of Hurricane Katrina in August 2005, two stores were temporarily closed at fiscal 2005 year end. One store was reopened in fiscal 2006 and the other store was reopened in fiscal 2007.

BUSINESS STRATEGY

Our vision for Pep Boys is to take what we believe to be our industry-leading position in automotive services and accessories and become the automotive solutions provider of choice for the value-oriented customer. Our brand positioning—"Pep Boys Does Everything. For Less." is designed to convey to the consumer the breadth of the automotive services and merchandise that we offer and our value proposition. We will lead with our service business and grow through service spokes. We will create a differentiated retail experience by creating the automotive superstore. We will leverage our supercenters and service spokes to provide a complete offering for our commercial customers.

To achieve this vision, our business strategy focuses on four key areas; operational execution, merchandise assortment, marketing programs and store growth.

- *Operational Execution.* In a highly competitive marketplace, we strive for operational excellence in order to provide a differentiated customer experience. We are investing in our associates through the development of incentive-based compensation programs, "best-in-class" store operating standards and procedures and sales training programs, all of which are designed to improve customer service and sales.
- *Merchandise Assortment.* We spent much of 2008 clearing non-core inventory, updating our hard parts assortments and re-merchandising our stores as evidence of our commitment to carry the broadest assortment of automotive aftermarket merchandise available for service, retail and commercial consumers.
- *Marketing Programs.* Taking our learnings from extensive testing conducted in 2008, we have developed a specific tailored marketing plan for each of our markets to maximize our reach and efficiencies. The cornerstone of our 2009 marketing program is TV and radio promotions, scheduled around traditional shopping holidays, that focus on the most frequently needed services—tires, oil changes and brakes. These promotions will be supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns.
- *Store Growth.* Our store plans are centered on a "hub and spoke" model, which calls for adding smaller neighborhood service shops to our existing SUPERCENTER store base in order to further leverage our existing inventories, distribution network, operations infrastructure and advertising spend. We are targeting 30 new spokes per year with a range of 20 to 40.

STORE IMPROVEMENTS

In fiscal year 2008, the Company's capital expenditures totaled $151,883,000. Of this amount, $117,121,000 was used to purchase 29 properties that were previously leased under a master operating lease. The balance of the capital expenditures of $34,762,000 was used for remodeling stores and for other store and corporate improvements. During fiscal year 2008, the Company did not open or close any stores. Our fiscal year 2009 capital expenditures are expected to be approximately $50,000,000 which includes the addition of 20 to 40 service only "spoke" shops and the general improvement of our existing stores. These expenditures are expected to be funded from net cash generated from operating activities and the Company's existing line of credit.

SERVICES AND PRODUCTS

The Company operates 5,845 service bays in 553 of its 562 locations. Each service location performs a full range of automotive repair and maintenance service (except body work) and installs tires, hard parts and accessories.

Each Pep Boys SUPERCENTER and PEP BOYS EXPRESS store carries a similar product line, with variations based on the number and type of cars in the markets where the store is located. A full complement of inventory at a typical SUPERCENTER includes an average of approximately 23,000 items (approximately 21,000 items at a PEP BOYS EXPRESS store). The Company's product lines include: tires (not stocked at PEP BOYS EXPRESS stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; and a limited amount of select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools, personal transportation products, and canopies.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names CORNELL®, FUTURA® and DEFINITY; and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids and wiper blades under the name PROLINE®; power tools under the name ALLEGHENY; alternators, battery booster packs, alkaline type batteries and starters under the name PROSTART®; power steering hoses and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP® and brakes, starters and ignition under the name VALUEGRADE. All products sold by the Company under various private label names were approximately 28%, 27% and 24% of the Company's merchandise sales in fiscal years 2008, 2007 and 2006, respectively.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage its inventory investment. The program satisfies the installed merchandise customer by taking advantage of the breadth and quality of the Company's parts inventory as well as its experience supplying its own service bays and mechanics. As of January 31, 2009, approximately 76% or 425 of the Company's stores provided commercial parts delivery.

The Company has a point-of-sale system in all of its stores, which gathers sales and inventory data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, inventory, marketing and merchandising strategies. The Company has an electronic parts catalog and an electronic commercial invoicing system in all of its stores. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a periodic basis, the Company employs a promotional pricing strategy on select items to drive increased customer traffic.

The Company uses various forms of advertising to promote its service and merchandise offerings, its service and repair capabilities and its commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with TV and radio promotions, scheduled around traditional shopping holidays throughout the year that focus on the most frequently needed services—tires, oil changes and brakes. These promotions will be supplemented by extensive direct marketing and grass-roots campaigns and occasional print campaigns. The Company is also piloting and expects to roll out in fiscal year 2009, a loyalty program designed to reward these customers who make Pep Boys their first choice for all of their automotive aftermarket purchases.

The Company maintains and is constantly upgrading a website located at www.pepboys.com. Pepboys.com is a multifaceted tool for connecting with existing and potential customers. It serves as an important portal to our Company, allowing consumers the freedom and convenience to access more information about the organization, our stores and our service, tires, parts and accessories offerings online. The site helps to establish Pep Boys as an automotive authority by providing consumers with general and seasonal car care tips, do-it-yourself vehicle maintenance and light repair guidance and safe driving pointers. Exclusive online coupons give site visitors who share with us their e-mail addresses access to special discounts on services and products at their local Pep Boys.

In fiscal year 2008, approximately 37% of the Company's total revenues were cash transactions with the remainder being co-branded credit card, other credit and debit card transactions and commercial credit accounts.

The Company does not experience significant seasonal fluctuation in the generation of its revenues.

STORE OPERATIONS AND MANAGEMENT

All Pep Boys stores are open seven days a week. Each SUPERCENTER has a Retail Manager and Service Manager (PEP BOYS EXPRESS STORES only have a Retail Manager) who report to geographic-specific Area Directors and Division Vice Presidents. The Divisional Vice Presidents report to the Senior Vice President of Stores who in turn reports to the Chief Executive Officer. As of January 31, 2009, a Retail Manager's and a Service Manager's average length of service with the Company is approximately 7.8 and 5.1 years, respectively.

Supervision and control over individual stores is facilitated by means of the Company's computer system, operational handbooks and regular visits to stores by Area Directors and Divisional Vice Presidents. All of the Company's advertising, accounting, purchasing, management information systems, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's regional operations are performed at various regional offices of the Company. See "Item 2 Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses primarily by dedicated and contract carriers. Target levels of inventory for each product are established for each of the Company's warehouses and stores and are based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse, potentially triggering re-ordering of merchandise from its suppliers.

Each Pep Boys store has an automatic inventory replenishment system that automatically orders additional inventory, generally from a warehouse, when a store's inventory on hand falls below the target levels. In addition, the Company's centralized buying system, coupled with continued advancement in its warehouse and distribution systems, has enhanced the Company's ability to control its inventory.

SUPPLIERS

During fiscal year 2008, the Company's ten largest suppliers accounted for approximately 48% of the merchandise purchased by the Company. No single supplier accounted for more than 20% of the Company's purchases. The Company has no long-term contracts under which it is required to purchase merchandise except for a contract to purchase bulk oil for use in the Company's service bays, which expires in 2011. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at substantially similar cost, for the types of merchandise sold in its stores.

COMPETITION

The business of the Company is highly competitive. The Company encounters competition from nationwide and regional chains and from local independent merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-for-me" and "do-it-yourself" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer or have more stores in particular geographic areas than the Company. The principal methods of competition in our industry include store location, availability of product, customer service and product offerings, quality and price.

The Company believes that the warranty policies in connection with the higher priced items it sells, such as tires, batteries, brake linings and other major automotive parts and accessories, are comparable or superior to those of its competitors.

REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the handling, storage and disposal of hazardous substances contained in the products it sells and uses in its service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property.

EMPLOYEES

At January 31, 2009, the Company employed 18,458 persons as follows:

Description	Full-time	%	Part-time	%	Total	%
Retail	3,891	32.0	4,551	72.4	8,442	45.7
Service Center	7,008	57.6	1,676	26.6	8,684	47.1
STORE TOTAL	10,899	89.6	6,227	99.0	17,126	92.8
Warehouses	555	4.5	54	0.9	609	3.3
Offices	715	5.9	8	0.1	723	3.9
TOTAL EMPLOYEES	12,169	100.0	6,289	100.0	18,458	100.0

The Company had no union employees as of January 31, 2009. At February 2, 2008, the Company employed approximately 12,070 full-time and 6,494 part-time employees.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in "Item 1 Business" and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding implementation of its long-term strategic plan, future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). See "Item 1A Risk Factors." We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC's Office of Filings and Information Services at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the Office of Filings and Information Services by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC.

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only.

Copies of our SEC reports are also available free of charge from our investor relations department. Please call 215-430-9720 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the names, ages and tenures with the Company and positions (together with the year of election to such positions) of the executive officers of the Company:

Name	Age	Tenure with Company as of April 16, 2009	Position with the Company and Date of Election to Position
Michael R. Odell	45	19 months	Chief Executive Officer—since September 2008
Raymond L. Arthur	50	11 months	Executive Vice President—Chief Financial Officer since May 2008
Joseph A. Cirelli	50	32 years	Senior Vice President—Business Development since November 2007
Troy E. Fee	40	21 months	Senior Vice President—Human Resources since July 2007
Scott A. Webb	45	19 months	Senior Vice President—Merchandising & Marketing since September 2007
William Shull	50	7 months	Senior Vice President—Stores since September 2008
Brian D. Zuckerman	39	10 years	Senior Vice President—General Counsel & Secretary—since March 2009

Michael R. Odell was named Chief Executive Officer on September 22, 2008, after serving as Interim Chief Executive Officer since April 23, 2008. Mr. Odell joined the Company in September 2007 as Executive Vice President—Chief Operating Officer, after having most recently served as the Executive Vice President and General Manager of Sears Retail & Specialty Stores. Mr. Odell joined Sears in its finance department in 1994 where he served until he joined Sears operations team in 1998. There he served in various executive operations positions of increasing seniority, including as Vice President, Stores—Sears Automotive Group.

Raymond L. Arthur joined Pep Boys in April 2008 after serving as Executive Vice President and Chief Financial Officer of Toys "R" Us Inc., from 2004 to 2006, where he oversaw its strategic review and restructuring of company-wide operations, as well as managing the leveraged buy-out of the company. During his seven year tenure at Toys "R" Us, Mr. Arthur also served as President and Chief Financial Officer of toysrus.com from 2000 to 2003 and as Corporate Controller of Toys "R" Us from 1999 to 2000. Prior to that, he worked in a variety of roles of increasing responsibility for General Signal, American Home Products, American Cyanamid and in public accounting.

Joseph A. Cirelli was named Senior Vice President—Corporate Development in November 2007. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including Senior Vice President—Service, Vice President—Real Estate and Development, Vice President—Operations Administration, and Vice President—Customer Satisfaction.

Troy E. Fee, Senior Vice President—Human Resources, joined the Company in July 2007, after having most recently served as the Senior Vice President of Human Resources Shared Services for TBC Corporation, then the parent company of Big O Tires, Tire Kingdom and National Tire & Battery. Mr. Fee has over 20 years experience in operations and human resources in the tire and automotive service and repair business.

Scott A. Webb, Senior Vice President—Merchandising & Marketing, joined the Company in September 2007 after having most recently served as the Vice President, Merchandising and Customer Satisfaction of AutoZone. Mr. Webb joined AutoZone in 1986 where he began his service in field management before transitioning, in 1992, to the Merchandising function.

William Shull joined the Company in September 2008 as Senior Vice President—Stores. Over the last 25 years Mr. Shull has held several senior management positions where his focus was on building and integrating store management teams into successfully profitable and cohesive units. Some of his executive positions include SVP—Sales at The Wiz; SVP—Mall Operations of TransWorld Entertainment; SVP—Operations of Hollywood Entertainment; and in his 13 years at AutoZone he was instrumental in building the foundation of the retail chain in 4 geographic regions and responsible for store communications, training, and served on several strategic initiative committees. He was also a principal and the COO of a small, high-end custom electronics firm in Memphis TN, selling his stake in 2005.

Brian D. Zuckerman was named Senior Vice President—General Counsel & Secretary on March 1, 2009 after having most recently served as Vice President—General Counsel & Secretary since 2003. Mr. Zuckerman joined the Company as a staff attorney in 1999. Prior to joining Pep Boys, Mr. Zuckerman practiced corporate and securities law with two firms in Philadelphia.

Each of the officers serves at the pleasure of the Board of Directors of the Company.

ITEM 1A RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described as risks below actually occurs, our business, results of operations and or financial condition could be materially and adversely affected. The following section discloses all known material risks that we face. However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements.

Risks Related to Pep Boys

We may not be able to successfully implement our business strategy, which could adversely affect our business, financial condition, results of operations and cash flows.

In fiscal year 2007, we adopted our long-term strategic plan, which includes numerous initiatives to increase sales, enhance our margins and increase our return on invested capital in order to increase our earnings and cash flow. If these initiatives are unsuccessful, or if we are unable to implement the initiatives efficiently and effectively, our business, financial condition, results of operations and cash flows could be adversely affected.

Successful implementation of our business strategy also depends on factors specific to the retail automotive aftermarket industry, many of which may be beyond our control (See "Risks Related to Our Industry").

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the next year, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of rent and the principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with financial and operating restrictions placed on us and our subsidiaries by our credit facilities could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them or may interrupt our source of supply. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all. A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends in part on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local environmental laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, the ownership and operation of real property and the sale of small engine merchandise. When we acquire or dispose of real property or enter into financings secured by real property, we undertake investigations that may reveal soil and/or groundwater contamination at the subject real property. All such known contamination has either been remediated, or is in the process of being remediated. Any costs expected to be incurred related to such contamination are either covered by insurance or financial reserves or provided for in the consolidated financial statements. Any failure by us to comply with environmental laws and regulations could have a material adverse effect on us. However, there exists the possibility of additional soil and/or groundwater contamination on our real property where we have not undertaken an investigation.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some categories of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each category of the automotive aftermarket:

Do-It-Yourself

Retail

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products and select non-automotive merchandise that appeals to automotive "Do-It-Yourself" customers, such as generators, power tools and canopies.

Do-It-For-Me

Service Labor

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and

- national and regional (including franchised) specialized automotive (such as oil change, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Installed Merchandise/Commercial

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

Tire Sales

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and
- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on mass transportation.

Economic Factors affecting consumer spending habits may continue, resulting in a decline in revenues and may negatively impact our business.

Many economic and other factors outside our control, including consumer confidence, consumer spending levels, employment levels, consumer debt levels and inflation, as well as the availability of consumer credit, affect consumer spending habits. A significant deterioration in the global financial markets and economic environment, recessions or an uncertain economic outlook could adversely affect consumer spending habits and can result in lower levels of economic activity. The domestic and international political situation also affects consumer confidence. Any of these events and factors could cause consumers to curtail spending, especially with respect to our more discretionary merchandise offerings, such as automotive accessories, tools and personal transportation products.

During fiscal year 2008, there was significant deterioration in the global financial markets and economic environment, which negatively impacted consumer spending and our revenues. If these adverse trends in economic conditions continue or worsen, or if our efforts to counteract the impacts of these trends are not sufficiently effective, our revenues would continue to decline, negatively affecting our results of operations.

Consolidation among our competitors may negatively impact our business.

Recently some of our competitors have merged. If this trend continues or if they are able to achieve efficiencies in their mergers, the Company may face greater competitive pressures in the market in which they operate.

ITEM 1B UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico as well as a 1,700 square foot space in Whitemarsh, Maryland. The Company also leases administrative regional offices of approximately 4,000 square feet of space in each of Decatur, Georgia and Carrollton, Texas. The Company owns a three-story, approximately 60,000 square foot structure in Los Angeles, California in which it occupies 7,200 square feet and sublets the remaining square footage to tenants.

Of the 562 store locations operated by the Company at January 31, 2009, 235 are owned and 327 are leased. As of January 31, 2009, 97 of the 235 stores owned by the Company are currently used as collateral under our Senior Secured Term Loan due October, 2013.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company to replenish its store locations at January 31, 2009:

Warehouse Locations	Products Warehoused	Square Footage	Owned or Leased	Stores Serviced	States Serviced
San Bernardino, CA . .	All	600,000	Leased	161	AZ, CA, NM, NV, UT, WA
McDonough, GA	All	392,000	Owned	127	AL, FL, GA, LA, NC, PR, SC, TN, VA
Mesquite, TX	All	244,000	Owned	69	AR, CO, LA, MO, NM, OK, TX
Plainfield, IN	All	403,000	Owned	64	IL, IN, KY, MI, MN, OH, PA, TN
Chester, NY	All	400,400	Owned	141	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
McDonough, GA	All except tires	30,000	Leased	—	This facility does not ship directly to stores
Total		2,069,400		562	

In addition to the above distribution centers, the Company operates four satellite warehouses. These satellite warehouses stock approximately 32,000 SKUs and serve an average of 10-30 stores, in addition to having retail capabilities. These locations were leased and comprised 78,700 square feet. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in stock-keeping units through the end of fiscal year 2009.

ITEM 3 LEGAL PROCEEDINGS

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated, and is in violation of, the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of 2008, the EPA informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity and that unless the EPA and the Company were able to reach a settlement, the EPA was prepared to commence a civil action. The Company is currently engaged in settlement discussions with the EPA that would call for the payment of a civil penalty by the Company and certain injunctive relief. As a result of these discussions, the Company has accrued an amount equal to its estimate of the civil penalty that the Company is prepared to pay to settle the matter and has temporarily restricted from sale, and taken a partial asset impairment against certain related inventory. If the Company is not able to reach a settlement with the EPA on mutually acceptable terms, the Company is prepared to vigorously defend any civil action filed.

The Company is also party to various other actions and claims arising in the normal course of business.

The Company accrued $5,700,000 in the fourth quarter of fiscal year 2008 for awards or assessments in connection with all such matters. The company believes that these amounts are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended January 31, 2009.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY". There were 5,261 registered shareholders as of April 3, 2009. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends Per Share
	High	Low	
Fiscal year ended January 31, 2009			
Fourth Quarter	$ 5.31	$ 2.62	$0.0675
Third Quarter	9.49	3.00	0.0675
Second Quarter	10.36	6.40	0.0675
First Quarter	12.56	8.59	0.0675
Fiscal year ended February 2, 2008			
Fourth Quarter	$15.14	$ 8.25	$0.0675
Third Quarter	17.97	13.50	0.0675
Second Quarter	22.49	15.90	0.0675
First Quarter	19.93	14.73	0.0675

On March 12, 2009, the Board of Directors reduced the quarterly cash dividend to $0.03 per share. It is the present intention of the Board of Directors to continue to pay this quarterly cash dividend; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

On September 7, 2006, the Company renewed its share repurchase program and reset the authority back to $100,000,000 for repurchases to be made from time to time in the open market or in privately negotiated transactions. During the first quarter of fiscal year 2007, the Company repurchased 2,702,460 shares of Common Stock for $50,841,000. The Company also disbursed during the first quarter of fiscal year 2007, $7,311,000 for 494,800 shares of Common Stock repurchased during the fourth quarter of fiscal year 2006. This program expired on September 30, 2007.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 31, 2009:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	1,293,952	$9.34	1,638,118
Equity compensation plans not approved by security holders	—	—	500,000
Total	1,293,952	$9.34	2,138,118

STOCK PRICE PERFORMANCE

The following graph compares the cumulative total return on shares of Pep Boys Stock over the past five years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index, (2) the S&P 600 Specialty Stores Index and (3) the S&P 600 Automotive Retail Index. Pep Boys moved from the S&P 600 Specialty Stores Index to the S&P 600 Automotive Retail Index upon its formation in May 2005. Until such time as the S&P 600 Automotive Retail index has five years of history, Pep Boys will show a comparison to both peer group indexes. The comparison assumes that $100 was invested in January 2004 in Pep Boys Stock and in each of the indices and assumes reinvestment of dividends. The companies currently comprising the S&P 600 Automotive Retail Index are: Group 1 Automotive, Inc.; Lithia Motors, Inc.; Midas, Inc.; Sonic Automotive, Inc.; and The Pep Boys—Manny, Moe & Jack.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Pep Boys
S&P SmallCap 600 Index
S&P 600 Specialty Stores Index
S&P 600 Automotive Retail Index

Company/Index	Jan. 2004	Jan. 2005	Jan. 2006	Jan. 2007	Jan. 2008	Jan. 2009
Pep Boys	$100	$ 75.95	$ 73.13	$ 76.57	$ 56.70	$14.73
S&P SmallCap 600 Index	$100	$114.20	$139.12	$152.90	$143.55	$88.59
S&P 600 Specialty Stores Index	$100	$ 91.49	$ 89.38	$ 91.01	$ 63.04	$33.83
S&P 600 Automotive Retail Index*		$ 100	$130.35	$170.07	$106.98	$29.30

* The S&P 600 Automotive Retail Index was created in May 2005. Therefore, the total return for January 2006 is for the period from May 2005 through January 2006.

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

Fiscal Year ended	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005
	(dollar amounts are in thousands, except share data)				
STATEMENT OF OPERATIONS DATA(5)					
Merchandise sales	$ 1,569,664	$ 1,749,578	$ 1,853,077	$ 1,830,632	$ 1,838,258
Service revenue	358,124	388,497	390,778	378,342	404,101
Total revenues	1,927,788	2,138,075	2,243,855	2,208,974	2,242,359
Gross profit from merchandise sales(6)	440,502 (1)	443,626 (2)	533,276	470,019	510,583
Gross profit from service revenue(6)	24,930 (1)	42,611 (2)	33,004	32,276	92,245
Total gross profit	465,432 (1)	486,237 (2)	566,280	502,295	602,828
Selling, general and administrative expenses	485,044	518,373	546,399	519,600 (3)	542,228 (4)
Net gain (loss) from disposition of assets	9,716	15,151	8,968	4,826	11,848
Operating (loss) profit	(9,896)	(16,985)	28,849	(12,479)(3)	72,448 (4)
Non-operating income	1,967	5,246	7,023	3,897	1,824
Interest expense	27,048	51,293	49,342	49,040	35,965
(Loss) earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	(34,977)(1)	(63,032)(2)	(13,470)	(57,622)(3)	38,307 (4)
Net (loss) earnings from continuing operations before cumulative effect of change in accounting principle	(28,838)	(37,438)	(7,071)	(36,595)(3)	23,991 (4)
Discontinued operations, net of tax	(1,591)(1)	(3,601)(2)	4,333	1,088	(412)
Cumulative effect of change in accounting principle net of tax	—	—	189	(2,021)	—
Net (loss) earnings	(30,429)	(41,039)	(2,549)	(37,528)	23,579
BALANCE SHEET DATA					
Working capital	$ 179,233	$ 195,343	$ 163,960	$ 247,526	$ 180,651
Current ratio	1.33 to 1	1.35 to 1	1.27 to 1	1.43 to 1	1.27 to 1
Merchandise inventories	$ 564,931	$ 561,152	$ 607,042	$ 616,292	$ 602,760
Property and equipment-net	740,331	780,779	906,247	947,389	945,031
Total assets	1,552,389	1,583,920	1,767,199	1,821,753	1,867,023
Long-term debt (includes all convertible debt)	352,382	400,016	535,031	586,239	471,682
Total stockholders' equity	423,156	470,712	567,755	594,565	653,456
DATA PER COMMON SHARE					
Basic (loss) earnings from continuing operations before cumulative effect of change in accounting principle	$ (0.55)	$ (0.72)	$ (0.13)	$ (0.67)(3)	$ 0.43 (4)
Basic (loss) earnings	(0.58)	(0.79)	(0.05)	(0.69)(3)	0.42 (4)
Diluted (loss) earnings from continuing operations before cumulative effect of change in accounting principal	(0.55)	(0.72)	(0.13)	(0.67)(3)	0.42 (4)
Diluted net (loss) earnings	(0.58)	(0.79)	(0.05)	(0.69)(3)	0.41 (4)
Cash dividends declared	0.27	0.27	0.27	0.27	0.27
Book value per share	8.10	9.10	10.53	10.97	11.87
Common share price range:					
High	12.56	22.49	16.55	18.80	29.37
Low	2.62	8.25	9.33	11.75	11.83
OTHER STATISTICS					
Return on average stockholders' equity(7)	(6.8)%	(7.9)%	(0.4)%	(6.0)%	3.9%
Common shares issued and outstanding	52,237,750	51,752,677	53,934,084	54,208,803	55,056,641
Capital expenditures	$ 151,883 (8)	$ 41,953	$ 53,903	$ 92,083	$ 103,766
Number of retail outlets	562	562	593	593	595
Number of service bays	5,845	5,845	6,162	6,162	6,181

(1) Includes an aggregate pretax charge of $5,353 for asset impairment, of which $2,779 was charged to merchandise cost of sales, $648 was charged to service cost of sales and $1,926 (pretax) was charged to discontinued operations.

(2) Includes an aggregate pretax charge of $10,963 for the asset impairment and closure of 31 stores, of which $5,350 was charged to merchandise cost of sales, $1,849 was charged to service cost of sales and $3,764 (pretax) was charged to discontinued operations. In addition we recorded a pretax $32,803 inventory impairment charge to cost of merchandise sales for the discontinuance of certain product offerings.

(3) Includes a pretax charge of $4,200 related to an asset impairment charge reflecting the remaining value of a commercial sales software asset, which was included in selling, general and administrative expenses.

(4) Includes a pretax charge of $6,911 related to certain executive severance obligations.

(5) Statement of operations data reflects 53 weeks for the fiscal year ended February 3, 2007 while the other years reflect 52 weeks.

(6) Gross Profit from Merchandise Sales includes the cost of products sold, buying, warehousing and store occupancy costs. Gross Profit from Service Revenue includes the cost of installed products sold, buying, warehousing, service payroll and related employee benefits and occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses. Our gross profit may not be comparable to those of our competitors due to differences in industry practice regarding the classification of certain costs.

(7) Return on average stockholders' equity is calculated by taking the net (loss) earnings for the period divided by average stockholders' equity for the year.

(8) Includes the purchase of master lease assets for $117,121.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Introduction

Pep Boys is a leader in the automotive aftermarket, with 562 locations, housing 5,845 service bays, located throughout 35 states and Puerto Rico. All of our stores feature the nationally recognized Pep Boys brand name, established through more than 85 years of providing high-quality automotive merchandise and services, and are company-owned, ensuring chain-wide consistency for our customers. We are the only national chain offering automotive service, accessories, tires and parts under one roof, positioning us to achieve our goal of becoming the automotive solutions provider of choice for the value-oriented customer. In most of our stores we also have a commercial sales program that provides commercial credit and prompt delivery of tires, parts and other products to local, regional and national repair garages and dealers.

Of our 562 stores, 552 are what we refer to as SUPERCENTERS, which feature an average of 11 state-of-the-art service bays, with an average of more than 20,000 square feet per SUPERCENTER. Our store size allows us to display and sell a more complete offering of merchandise in a wider array of categories than our competitors, with a comprehensive tire offering. We leverage this investment in inventory through our ability to install what we sell in our service bays and by offering this merchandise to both commercial and retail customers.

Our fiscal year ends on the Saturday nearest January 31, which results in an extra week every six years. Our fiscal year ended January 31, 2009 was a 52-week year with the fourth quarter including 13 weeks. Fiscal year 2006 included 53 weeks including 14 weeks in the fourth quarter. All other years included in this report are 52 weeks.

During fiscal 2008, we continued to focus on the key drivers of our long-term strategic plan—improving operational execution, expanding our hard parts assortment and developing a service center growth strategy. We continued to reinforce the importance of improving the customer shopping experience by focusing on continuous training on product knowledge, leadership and customer satisfaction. We made progress on our category management initiatives by completing our store remodel program, updating category line reviews and expanding our parts assortment. We also conducted extensive marketing tests to develop a tailored marketing plan for each of our markets in 2009 to maximize our reach and efficiencies. We also announced plans to add 20 to 40 service only "spokes" in fiscal year 2009 to complement our existing SUPERCENTER store base.

Our net loss per share for the fiscal year ended January 31, 2009 was $0.58 per share or a $0.21 per share improvement over the $0.79 loss per share recorded in fiscal year 2007 (See "Results of Operations").

In addition we continued our real estate monetization program by completing additional sale leaseback transactions on 63 properties in the first half of fiscal year 2008 for net proceeds of $211,470,000. The proceeds from these transactions were used to further reduce overall indebtedness, to satisfy our obligation under the master operating lease and for other capital expenditures.

CAPITAL & LIQUIDITY

Capital Resources and Needs

Our cash requirements arise principally from the purchase of inventory, capital expenditures related to existing and new stores, offices and distribution centers, debt service and contractual obligations.

Cash flows realized through the sale of automotive parts, accessories and services is our primary source of liquidity. Net cash used in operating activities was $39,507,000 in fiscal year 2008 while net cash provided by operating activities was $52,784,000 in fiscal year 2007 and $92,430,000 in fiscal year 2006. The $92,291,000 decrease in cash flows from operating activities in fiscal year 2008 as compared to fiscal year 2007 resulted from a $31,143,000 increase in our net loss (net of non-cash adjustments), and $58,244,000 in unfavorable changes in our operating assets and liabilities. The change in operating assets and liabilities was primarily due to an unfavorable change in merchandise inventory of $16,865,000. The inventory change is a result of our decision to exit certain non-core inventory in the fiscal year 2007 compounded by a decision to expand our hard parts assortment in fiscal year 2008. The change in accounts payable of $13,017,000 was primarily attributable to the timing of our accounts payable cycle. In addition, we expended approximately $5,000,000 to convert our vacation plan to a paid time off plan, satisfied approximately $19,918,000 of liabilities associated with our defined benefits executive supplemental retirement plan ($14,441,000 of the payment was to terminate the SERP) and paid $4,539,000 in connection with reducing the notional value on an interest rate swap by $55,000,000.

In fiscal years 2008 and 2007, we generated $78,726,000 and $149,262,000, respectively, of cash flows from investing activities, while in fiscal year 2006 we used $57,339,000 of cash in investing activities. Fiscal years 2008 and 2007 included positive cash flow due to the sale lease back transactions of 63 and 34 stores, respectively, for $211,470,000 and $162,918,000 in net proceeds. The proceeds in fiscal year 2008 were used to satisfy a $117,121,000 purchase obligation under a master operating lease, to fund other capital expenditures and to retire $26,528,000 of senior subordinated notes. The proceeds in fiscal year 2007 were used to prepay a portion of the Company's Senior Secured Term Loan. In fiscal years 2008 and 2007, we also cancelled certain company-owned life insurance policies for net proceeds of $15,588,000 and $30,045,000, respectively. The proceeds from these non-core assets were used to satisfy our obligations under the Company's defined benefit executive supplemental retirement plan in the current year and to repay borrowings under our revolving credit facility and for general corporate purposes in the prior year.

Our primary capital requirements are for new stores and for maintenance capital expenditures related to, and the remodeling of, our existing stores, offices and distribution centers. Capital expenditures in fiscal years 2008, 2007 and 2006 were $34,762,000 (excluding the purchase of assets under the master lease), $43,116,000 and $49,391,000, respectively. Capital expenditures in fiscal year 2008 were lower than fiscal year 2007 as a result of fewer store remodels. At the end of fiscal year 2008, we had no material capital expenditure commitments. Our fiscal year 2009 capital expenditures are expected to be approximately $50,000,000 which includes the addition of 20 to 40 service only "spoke" shops and the general maintenance of our existing stores. These expenditures are expected to be funded from net cash generated from operating activities and the Company's existing line of credit.

In fiscal years 2008, 2007 and 2006 we used cash of $38,813,000; $203,004,000 and $61,488,000, respectively, in financing activities to reduce our overall indebtedness. In fiscal year 2008, we expended $6,754,000 for financing costs associated with our new $300,000,000 credit facility. In fiscal 2007, we repurchased $50,841,000 of our common shares and paid an additional $7,311,000 to settle shares of our common stock repurchased in the fourth quarter of fiscal year 2006.

We anticipate that cash provided by operating activities, our existing line of credit and cash on hand will exceed our expected cash requirements in fiscal 2009. We expect to have excess availability under our existing line of credit during the entirety of fiscal 2009. We also have substantial owned real estate which we believe we can monetize, if necessary, through additional sale leaseback or other financing transactions.

Our working capital was $179,233,000 at January 31, 2009; $195,343,000 at February 2, 2008 and $163,960,000 at February 3, 2007. Our long-term debt, as a percentage of its total capitalization, was 45% at January 31, 2009; 46% at February 2, 2008 and 49% at February 3, 2007. As of January 31,

2009, we had a $300,000,000 line of credit, with an availability of approximately $182,115,000. Our current portion of long term debt was $1,453,000 at January 31, 2009.

Contractual Obligations

The following chart represents our total contractual obligations and commercial commitments as of January 31, 2009:

Contractual Obligations	Total	Due in less than 1 year	Due in 1 - 3 years	Due in 3 - 5 years	Due after 5 years
		(dollars in thousands)			
Long-term debt(1)	$ 349,191	$ 1,078	$ 2,156	$147,560	$198,397
Operating leases	777,957	77,103	146,357	135,940	418,557
Expected scheduled interest payments on all long-term debt, capital leases and lease finance obligations	134,318	25,256	50,235	47,919	10,908
Capital and lease financing obligations(1)	4,644	375	527	575	3,167
Other long-term obligations(2)	22,156	1,711	—	—	—
Total contractual obligations	$1,288,266	$105,523	$199,275	$331,994	$631,029

(1) Long-term debt, capital leases and lease financing obligations include current maturities.

(2) Primarily includes pension obligation of $9,304, FIN 48 liabilities and asset retirement obligations. We made voluntary contributions of $19,918; $440 and $504, to our pension plans in fiscal 2008, 2007 and 2006, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. See Note 10 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans. The above table does not reflect the timing of projected settlements for our recorded asset disposal costs of $7,130 and our FIN 48 liabilities of $3,429 because we cannot make a reliable estimate of the timing of the related cash payments.

Commercial Commitments	Total	Due in less than 1 year	Due in 1 - 3 years	Due in 3 - 5 years	Due after 5 years
		(dollar amounts in thousands)			
Import letters of credit	$ 354	$ 354	$ —	$ —	$—
Standby letters of credit	86,502	46,502	40,000	—	—
Surety bonds	9,235	9,195	40	—	—
Purchase obligations(1)(2)	14,633	13,920	594	119	—
Total commercial commitments	$110,724	$69,971	$40,634	$119	$—

(1) Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements and generally our open purchase orders (orders that have not been shipped) are not binding agreements. Those purchase obligations that are in transit from our vendors at January 31, 2009 are considered to be a commercial commitment.

(2) In the first quarter of fiscal 2005, we entered into a commercial commitment to purchase approximately $4,800 of products over a six-year period. The commitment for years two through five is approximately $950 per year, while the final year's commitment is approximately half that amount. Following year two, we are obligated to pay the vendor a per unit fee if there is a shortfall between our cumulative purchases during the two year period and the minimum purchase requirement. For years three through six, we are obligated to pay the vendor a per unit fee for any

annual shortfall. The maximum annual obligation under any shortfall is approximately $950. At January 31, 2009, we expect to meet the cumulative minimum purchase requirements under this contract.

Long-term Debt

Senior Secured Term Loan Facility due October, 2013

On January 27, 2006 we entered into a $200,000,000 Senior Secured Term Loan facility due January 27, 2011. This facility is secured by a collateral pool consisting of real property and improvements associated with our stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest at the rate of London Interbank Offered Rate (LIBOR) plus 3.0% on this facility was payable starting in February 2006. Proceeds from this facility were used to satisfy and discharge our then outstanding $43,000,000 6.88% Medium Term Notes due March 6, 2006 and $100,000,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under our line of credit by approximately $39,000,000.

On October 27, 2006, we amended and restated the Senior Secured Term Loan facility to (i) increase the size from $200,000,000 to $320,000,000, (ii) extend the maturity from January 27, 2011 to October 27, 2013 and (iii) reduce the interest rate from LIBOR plus 3.00% to LIBOR plus 2.75%. Proceeds were used to satisfy and discharge $119,000,000 in outstanding 4.25% convertible Senior Notes due June 1, 2007.

On February 15, 2007, we further amended the Senior Secured Term Loan facility to reduce the interest rate from LIBOR plus 2.75% to LIBOR plus 2.00%.

On November 27, 2007, we sold the land and buildings for 34 owned properties to an independent third party. We used $162,558,000 of the net proceeds to prepay a portion of the Senior Secured Term Loan facility. This prepayment reduced the principal amount of the facility to $155,000,000 and reduced the scheduled quarterly repayments from $800,000 to $391,000. In addition the prepayment resulted in the recognition in interest expense of approximately $5,900,000 of deferred financing fees and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge.

As of January 31, 2009, the number of stores which collateralize the Senior Secured Term Loan was reduced to 101 properties. The outstanding balance under the Term loan at the end of fiscal year 2008 was $150,794,000. The $3,858,000 decline in the outstanding balance was due to quarterly principal payments and an additional payment to release a store from the collateral pool to allow it to be sold to an unrelated third party.

Senior Subordinated Notes due December, 2014

On December 14, 2004, we issued $200,000,000 aggregate principal amount of 7.5% Senior Subordinated Notes due December 15, 2014. During fiscal year 2008 the Company repurchased notes in the principal amount of $25,465,000 with a portion of the net proceeds generated from the sale leaseback transactions on 63 stores. On January 31, 2009 the outstanding balance of these notes was $174,535,000.

Revolving Credit Agreement due December, 2009

On December 2, 2004, we further amended our then existing amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500,000 with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000,000. The amendment also reduced the interest rate under the agreement to LIBOR plus 1.75% (after June 1, 2005, the rate decreased to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000,000 of reserves required as of December 2, 2004 under the line of credit agreement to support certain operating leases. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 7.51% at February 2, 2008. On January 16, 2009, the Company terminated this revolving credit agreement and recognized in interest expense $1,172,000 due to the accelerated write off of related unamortized deferred financing costs.

Revolving Credit Agreement due December, 2014

On January 16, 2009, we entered into a new revolving credit agreement with available borrowings up to $300,000,000. Our ability to borrow under the revolving credit agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total incurred fees of $6,754,000 were capitalized and will be amortized over the 5 year life of the facility. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the facility. The weighted average interest rate on borrowing under the facility was 6.25% at January 31, 2009. Fees based on the unused portion of the facility range from 37.5 to 75.0 basis points. As of January 31, 2009, current borrowings under the facility were $23,862,000.

The weighted average interest rate on borrowings during the fiscal years 2008 and 2007 were 5.8% and 7.51%, respectively.

Other Notes

During fiscal year 2008, notes payable with aggregate principal balances of $248,000 and a weighted average interest rates of 8.0% at February 2, 2008 were paid in full.

Other Matters

Several of our debt agreements require compliance with covenants. The most restrictive of these requirements is contained in our revolving credit agreement. During any period the availability under the revolving credit agreement drops below $52,500,000, we are required to maintain a consolidated fixed charge coverage ratio, of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the revolving credit agreement, which would result in a cross-default under our 7.5% Senior Subordinated Notes and Senior Secured Term Loan.

As of January 31, 2009, the Company had additional availability under the revolving credit agreement of approximately $182,115,000 and was in compliance with its financial covenants.

Other Contractual Obligations

In the third quarter of fiscal 2004, we entered into a vendor financing program with an availability of $20,000,000. Under this program, our factor made accelerated and discounted payments to our vendors and we, in turn, made our regularly-scheduled full vendor payments to the factor. This program was terminated effective December, 2007.

On June 29, 2007, we replaced the vendor financing program with a new lender and increased availability up to $65,000,000. This availability was subsequently reduced to $40,000,000. There was an outstanding balance of $31,930,000 and $14,254,000 under this program as of January 31, 2009 and February 2, 2008, respectively.

We have letter of credit arrangements in connection with our risk management, import merchandising and vendor financing programs. We were contingently liable for $354,000 and $691,000 in outstanding import letters of credit and $86,502,000 and $63,477,000 in outstanding standby letters of credit as of January 31, 2009 and February 2, 2008, respectively.

We are also contingently liable for surety bonds in the amount of approximately $9,235,000 and $6,598,000 as of January 31, 2009 and February 2, 2008, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

Off-balance Sheet Arrangements

In the third quarter of fiscal year 2004, we entered into a $35,000,000 operating lease for certain operating equipment at an interest rate of LIBOR plus 2.25%. We have evaluated this transaction in accordance with the guidance of Financial Accounting Standards Board Interpretation Number (FIN) 46 and re-evaluated the transaction under FIN 46R and have determined that the Company is not required to consolidate the leasing entity. As of January 31, 2009, there was an outstanding commitment of $1,809,000 under the lease. The lease includes a residual value guarantee with a maximum value of approximately $172,000. We expect the fair market value of the leased equipment to substantially reduce or eliminate our payment under the residual guarantee at the end of the lease term. In accordance with FIN 45, we have recorded a liability for the fair value of the guarantee related to this operating lease. As of January 31, 2009 and February 2, 2008, the current value of this liability was $6,800 and $38,000, respectively, which is recorded in other long-term liabilities on the consolidated balance sheets.

We lease certain property and equipment under operating leases and lease financings which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the calculation of our minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No.13, as amended by SFAS No.29, any lease payments that are based upon an existing index or rate are included in our minimum lease payment calculations. Total operating lease commitments as of January 31, 2009 were $777,957,000.

Pension and Retirement Plans

We have a defined benefit pension plan covering our full-time employees hired on or before February 1, 1992.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan has a defined benefit component that provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP. On January 31, 2004, we amended and restated our SERP. This amendment converted the defined benefit portion of the SERP to a defined contribution portion for certain unvested participants and all future participants. On December 31, 2008 the Company terminated the defined benefit portion of the SERP with a $14,441,000 payment and recorded a $6,005,000 charge in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

The expense under these plans for fiscal years 2008, 2007, and 2006 was $8,476,000; $3,612,000 and $3,999,000, respectively. The fiscal year 2008 pension expense includes a SERP settlement charge of $6,005,000. Pension expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.7% and a discount rate of 6.5%. In developing the expected return on asset assumptions, we evaluated input from our actuaries, including their review of asset class return expectations. The discount rate utilized for the pension plans is based on a model bond portfolio with durations that match the expected payment patterns of the plans. We continue to evaluate our actuarial assumptions and make adjustments as necessary for the existing plans. In fiscal year 2008, we contributed an aggregate of $19,918,000 to our pension plans to fund the retirement obligations and for the termination of the defined benefit portion of the SERP. Based upon the current funded status of the defined benefit pension plan, we do not expect to make any cash contributions in fiscal year 2009. See Note 10 of Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for further discussion of our pension plans.

RESULTS OF OPERATIONS

The following discussion explains the material changes in our results of operations for the fifty-two weeks ended January 31, 2009, the fifty-two weeks ended February 2, 2008 and fifty-three weeks ended February 3, 2007.

Discontinued Operations

In the third quarter of fiscal year 2007, we adopted our long-term strategic plan. One of the initial steps in this plan was the identification of 31 low-return stores for closure. We have accounted for these store closures in accordance with the provisions of SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No.144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS No.144). In accordance with SFAS No.144, our discontinued operations for all periods presented reflect the operating results for 11 of the 31 closed stores because we do not believe that the customers of these stores are likely to become customers of other Pep Boys stores due to geographical considerations. The operating results for the other 20 closed stores are included in continuing operations because we believe that the customers of these stores are likely to become customers of other Pep Boys stores that are in close proximity.

The following analysis of our results of continuing operations excludes the operating results of the above-referenced 11 stores which have been classified as discontinued operations for all periods presented.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	**Jan 31, 2009 (Fiscal 2008)**	**Feb 2, 2008 (Fiscal 2007)**	**Feb 3, 2007 (Fiscal 2006)**	**Fiscal 2008 vs. Fiscal 2007**	**Fiscal 2007 vs. Fiscal 2006**
Merchandise Sales	81.4%	81.8%	82.6%	(10.3)%	(5.6)%
Service Revenue(1)	18.6	18.2	17.4	(7.8)	(0.6)
Total Revenues	100.0	100.0	100.0	(9.8)	(4.7)
Costs of Merchandise Sales(2)	71.9(3)	74.6(3)	71.2(3)	13.5	(1.0)
Costs of Service Revenue(2)	93.0(3)	89.0(3)	91.6(3)	3.7	(3.3)
Total Costs of Revenues	75.9	77.3	74.8	11.5	(1.5)
Gross Profit from Merchandise Sales	28.1(3)	25.4(3)	28.8(3)	(0.7)	(16.8)
Gross Profit from Service Revenue	7.0(3)	11.0(3)	8.4(3)	(41.5)	29.1
Total Gross Profit	24.1	22.7	25.2	(4.3)	(14.1)
Selling, General and Administrative Expenses	25.2	24.2	24.4	6.4	(5.1)
Net Gain from Disposition of Assets	0.5	0.7	0.4	(35.9)	68.9
Operating (Loss) Profit	(0.5)	(0.8)	1.3	41.7	(158.9)
Non-operating Income	0.1	0.2	0.3	(62.5)	(25.3)
Interest Expense	1.4	2.4	2.2	47.3	4.0
Loss from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(1.8)	(2.9)	(0.6)	44.5	(367.9)
Income Tax Benefit	17.6(4)	(40.6)(4)	(47.5)(4)	(76.0)	300.0
Net Loss from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(1.5)	(1.8)	(0.3)	23.0	(429.5)
Discontinued Operations, Net of Tax	(0.1)	(0.1)	0.2	55.8	(183.1)
Cumulative Effect of Change in Accounting Principle Net of Tax	—	—	—	—	NM
Net Loss	(1.6)	(1.9)	(0.1)	25.9	(1,510.0)

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of Loss from Continuing Operations Before Cumulative Effect of Change in Accounting Principle

NM Not meaningful

Fiscal Year 2008 vs. Fiscal Year 2007

Total revenues for fiscal year 2008 decreased 9.8% to $1,927,788,000 compared to $2,138,075,000 for fiscal year 2007. This decrease was primarily due to weaker sales in our retail business stemming from lower customer counts and the de-emphasis of non-core automotive merchandise. Comparable revenues decreased by 8.0%, consisting of an 8.4% decrease in comparable merchandise sales and a 6.2% decrease in comparable service revenue. Upon reaching its 13th month of operation, a store is added to our comparable sales store base. Stores are removed from the comparable sales store base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable sales store base. Square footage increases are infrequent and immaterial and, accordingly are not considered in our calculations of comparable sales data.

In late fiscal year 2007 and the first half of fiscal year 2008, as part of our long-term strategic plan, we rebalanced our inventory through an aggressive mark-down and sell through program of non-core and unproductive merchandise in order to allow us to allocate a larger portion of our inventory investment to core automotive merchandise. This action was taken because our core automotive merchandise, which is utilized in each of our lines of business (DIY and DIFM) carries a higher gross product margin, requires less promotional activity and communicates to our customers our commitment to fulfilling all of their automotive aftermarket needs. Merchandise sales declined in fiscal year 2008 as compared to fiscal year 2007 as a result of our decision to exit non-core and unproductive products and lower customer counts.

Customer counts continued to decline in fiscal year 2008 due to increased competition as our competitors continued to open more stores, the overall industry decline in the DIY business and as the result of challenging macroeconomic factors. Higher interest rates, energy costs and gas prices resulted in less discretionary income and resulted in a reduction in miles driven in the USA as compared to the prior year. We believe that less discretionary income coupled with fewer miles driven resulted in fewer purchases of automotive accessories and the deferral of automotive maintenance. Fewer miles driven results in less wear and tear on vehicles, which in turn results in fewer sales of automotive parts and automotive maintenance and repair services. Due to the changing macroeconomic conditions, future trends in consumer confidence, disposable income and miles driven are uncertainties that could impact future results.

To address these sales and customer count declines, we are (i) improving store execution by providing additional associate sales and technical training, (ii) increasing service center productivity by transitioning to performance-based pay compensation programs, (iii) utilizing more impactful targeted marketing through a variety of media platforms, (iv) offering our customers a broader selection of tires and hard parts and (v) focusing on providing fast, expert customer service. We believe that providing a better customer experience, value proposition and marketing will stem the decline in customer counts and sales over the long term.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 28.1% in fiscal year 2008 from 25.4% in fiscal year 2007. The decrease in dollars was $3,124,000 or a 0.7% decrease from the prior year. The prior year included an inventory impairment charge of $32,803,000 and a $5,350,000 asset impairment charge resulting from the closure of 20 stores. Included in the current year is an asset and inventory impairment charge of $5,779,000. The asset impairment charge was primarily for certain closed locations as a result of the decline in real estate values and the inventory impairment charge was due to our temporarily restricting certain small engine merchandise for sale that is the subject of an ongoing EPA inquiry. Excluding these adjustments from both years, gross profit as a percent of merchandise sales increased from 27.5% in fiscal year 2007 to 28.4 in the current year. In dollars, merchandise gross profit decreased $35,498,000 or 7.4% primarily due to reduced merchandise sales. A further breakdown of our gross profit from merchandise sales excluding the items mentioned above is as follows: Our product gross margins improved by 170 basis points to

44.4% and warehousing costs declined by 16 basis points to 4.0% of merchandise sales. These improvements were partially offset by increased occupancy costs of 90 basis points as a result of increased rental obligations stemming from the sale-leaseback transactions.

Gross profit from service revenue declined as a percentage of service revenue to 7.0% in fiscal year 2008 from 11.0% in fiscal year 2007. Gross profit dollars from service revenue declined by 41.5% in fiscal year 2008 or $17,681,000 from fiscal year 2007. The prior year included a $1,849,000 asset impairment charge related to the closure of 20 closed stores while the current year included an additional asset impairment charge of $648,000. Excluding these adjustments, gross profit from service revenue declined by $18,882,000. As a percentage of service revenues, gross margin declined from 11.4% in the prior year to 7.1% in fiscal year 2008 primarily due to a $30,373,000 decline in service revenue as discussed above and higher workers compensation expense, partly offset by lower service payroll and related expenses. The decline in sales volume resulted in reduced leverage of fixed expenses such as occupancy costs and to a certain extent labor costs.

Selling, general and administrative expenses, as a percentage of total revenues, increased to 25.2% for fiscal year 2008 as compared to 24.2% for fiscal year 2007, however total selling general and administrative expenses declined by $33,329,000 or 6.4% over the prior year. This decrease in dollars was the result of expense control initiatives, with major reductions in compensation and compensation related benefits of $29,377,000 and lower media expense of $4,776,000 as compared to the same period in the prior year.

Net gain from disposition of assets decreased, as a percentage of total revenue, to 0.5% for fiscal year 2008 as compared to 0.7% for fiscal year 2007. The $5,435,000 decrease resulted from the decline in the immediate recognition of gain on the sale leaseback transactions that were completed in the prior year as compared to those completed in the current year.

Interest expense decreased $24,245,000 or 47.3% to $27,048,000 in fiscal year 2008 from $51,293,000 in fiscal year 2007 primarily due to reduced debt levels as a result of applying proceeds from our sale leaseback transactions. Included in fiscal 2008 are a gain of $3,460,000 due to debt repurchases and a $1,172,000 charge for deferred financing costs related to our previous credit facility. Fiscal year 2007 includes a $5,900,000 charge for deferred financing costs resulting from the repayment of $162,558,000 of our Senior Secured Term Loan facility and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge. Excluding these adjustments, interest expense declined by $16,057,000 or 35.4%.

Non-operating income as a percentage of total revenues decreased from 0.2% in fiscal year 2007 to 0.1% in fiscal year 2008. This decrease of $3,279,000 was due to lower investment balances in fiscal year 2008 as compared to fiscal year 2007.

Loss from discontinued operations was $1,591,000 in fiscal year 2008 versus $3,601,000, in fiscal year 2007. Fiscal years 2008 and 2007 included impairment charges of $1,926,000 and $3,764,000, respectively due to 11 store closures in the fourth quarter of fiscal year 2007.

Our income tax benefit as a percentage of loss from continuing operations before income taxes was 17.6% or $6,139,000 for fiscal 2008 versus 40.6% or $25,594,000 for fiscal year 2007. The decline in the effective rate was due to the non-deductibility of certain expenses for tax purposes, the recognition of a gain for tax on the surrender of life insurance policies and the establishment of a valuation allowance on certain state net operating losses and credits.

As a result of the foregoing, our net loss decreased by $10,610,000 in fiscal year 2008 to $30,429,000 from $41,039,000 in fiscal year 2007. The Company's basic and diluted loss per share improved $0.21 per share in fiscal year 2008 to a loss of $0.58 per share versus a loss of $0.79 per share in fiscal year 2007.

Fiscal Year 2007 vs. Fiscal Year 2006

Total revenues for fiscal 2007 decreased 4.7% to $2,138,075,000 from $2,243,855,000 in fiscal year 2006. This decrease was primarily the result of weaker sales in our retail business stemming from lower customer counts and the de-emphasis of non-core automotive merchandise. On a 52-week basis, comparable revenues decreased by 3.1%, consisting of a 1.8% increase in comparable service revenue and a 4.2% decrease in comparable merchandise sales. Upon reaching its 13th month of operation, a store is added to our comparable sales store base. Stores are removed from the comparables sales store base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable sales store base. Square footage increases are infrequent and immaterial and, accordingly are not considered in our calculations of comparable sales data.

Gross profit from merchandise sales decreased, as a percentage of merchandise sales, to 25.4% in fiscal 2007 from 28.8% in fiscal 2006. This decrease in dollars was $89,650,000 or a 16.8% decrease from the prior year. This decrease, as a percentage of merchandise sales, resulted primarily from decreased product margins, higher occupancy costs and higher rent expense offset, in part, by lower warehousing and distribution costs. The 2.5% decrease in product margins resulted from recording a $32,803,000 inventory impairment charge associated with the markdown and discontinuance of certain non core products as part of our longer term-strategic plan. Occupancy costs increased by $7,242,000 primarily due to the impairment charges of $5,350,000 related to the 20 stores identified for closure that operated as clearance centers during the fourth quarter and rent expense increased by $4,128,000 primarily related to the change in fair value of the cash flow hedge associated with variable lease payments on certain stores, partially offset by lower equipment rental. Warehousing and distribution costs decreased by $7,083,000 due to a more efficient store replenishment schedule and lower occupancy costs.

Gross profit from service revenue increased, as a percentage of service revenue, to 11.0% in fiscal 2007 from 8.4% in fiscal 2006. The increase in dollars was $9,607,000 or a 29.1% increase from the prior year. This increase as a percentage of service revenue resulted primarily from lower service associate costs (positive experience in workers compensation and medical claims) of $15,124,000, partially offset by higher service associate compensation expense resulting from increased staffing levels in our service centers and impairment charges of $1,849,000 related to the 20 closed stores.

Selling, general and administrative expenses, as a percentage of total revenues, decreased to 24.2% for fiscal 2007 as compared to 24.4% for fiscal 2006. The decrease in dollars was $28,026,000 or a 5.1% decrease from the prior year. The dollar decrease resulted primarily from lower retail associate compensation expense of $15,744,000, lower retail associate costs of $8,349,000 (workers compensation and medical) and reduced media expenditures of $5,700,000, partially offset by increased legal settlements and reserves.

Net gain from disposition of assets increased, as a percentage of total revenue, to 0.7% for fiscal 2007 as compared to 0.4% for fiscal 2006. The $6,183,000 increase resulted from the $13,971,000 gain realized upon the consummation of our 34 store sale leaseback transaction which was required to be immediately recognized (the remaining portion of the gain is being amortized over the lease term).

Interest expense increased $1,951,000 or 4.0% to $51,293,000 in fiscal 2007 from $49,342,000 in fiscal 2006. Included in fiscal 2007 was $5,900,000 in expense incurred due to the write off of deferred financing costs resulting from the repayment of $162,558,000 of our Senior Secured Term Loan facility and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge. Included in fiscal 2006 was $4,200,000 of expense associated with the early satisfaction and discharge of $119,000,000 4% Senior Convertible Notes due in June, 2007. In fiscal 2007, we experienced a lower weighted average interest rate and lower debt levels

Non-operating income as a percentage of total revenues decreased from 0.3% in fiscal 2006 to 0.2% in fiscal 2007. This decrease in dollars of $1,777,000 was due to the shorter investment period of available funds in fiscal 2007 as compared to fiscal 2006.

Discontinued operations was a loss, net of tax, of $3,601,000 in fiscal 2007 versus income, net of tax, of $4,333,000, in fiscal 2006. Fiscal 2007's loss resulted primarily from the impairment charges and closure costs associated with the 11 stores closed in the fourth quarter that were reclassified to discontinued operations. Fiscal 2006's results for such locations include a gain, net of tax, of $4,468,000 on the sale of one location.

Our income tax benefit as a percentage of loss from continuing operations before income taxes and cumulative effect of change in accounting principle was 40.6% or $25,594,000 versus 47.5% or $6,399,000. The decrease in the effective tax rate is primarily due to a non cash adjustment of $2,451,000 to our state deferred liabilities resulting from a change in our filing position in 2006, offset by an additional tax benefit of $4,227,000 recorded in fiscal year 2007 relating to uncertain tax positions for tax years closed due to the statute of limitations and lower effective state tax rates.

Industry Comparison

We operate in the U.S. automotive aftermarket, which has two general lines of business: the Do-It-For-Me ("DIFM") (service labor, installed merchandise and tires) market and the Do-It-Yourself ("DIY") (retail merchandise) market. Generally, the specialized automotive retailers focus on either the "DIY" or "DIFM" areas of the business. We believe that operation in both the "DIY" and "DIFM" areas of the business positively differentiates us from most of our competitors. Although we manage our store performance at a store level in aggregation, we believe that the following presentation shows an accurate comparison against competitors within the two sales arenas. We compete in the "DIY" area of the business through our retail sales floor and commercial sales business (Retail Sales). Our Service Center business (labor and installed merchandise and tires) competes in the "DIFM" area of the industry. The following table presents the revenues and gross profit for each area of the business.

	Fiscal Year ended		
(dollar amounts in thousands)	**January 31, 2009**	**February 2, 2008**	**February 3, 2007**
Retail Sales(1)	$1,058,021	$1,226,175	$1,336,330
Service Center Revenue(2)	869,767	911,900	907,525
Total Revenues	$1,927,788	$2,138,075	$2,243,855
Gross Profit from Retail Sales(3)	$ 273,262	$ 277,206	$ 377,897
Gross Profit from Service Center Revenue(4)	192,170	209,031	188,383
Total Gross Profit	$ 465,432	$ 486,237	$ 566,280

(1) Excludes revenues from installed products.

(2) Includes revenues from installed products.

(3) Gross Profit from Retail Sales includes the cost of products sold, buying, warehousing and store occupancy costs.

(4) Gross Profit from Service Center Revenue includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

Effects of Inflation

We use the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although we cannot accurately determine the precise effect of inflation on its operations, we do not believe inflation has had a material effect on revenues or results of operations during all fiscals years presented.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, share-based compensation, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following represent our more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not all inclusive:

- Inventory is stated at the lower of cost as determined under LIFO or market in the consolidated financial statements. We evaluate whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and current market conditions. In addition, historically we have been able to return excess items to vendors for credit. Future changes in vendors, in their policies or in their willingness to accept returns of excess inventory could require a revision in the estimates. If our estimates regarding excess or obsolete inventory are inaccurate, we may incur losses or gains that could be material. A 10% difference in these estimates at January 31, 2009 would have affected net loss by approximately $1 million for the fiscal year ended January 31, 2009.

- We have risk participation arrangements with respect to casualty and health care insurance, including the maintaining of stop loss coverage with third party insurers to limit our total exposure. A reserve for the liabilities associated with these agreements is established using generally accepted actuarial methods followed in the insurance industry and our historical claims experience. The amounts included in our costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at January 31, 2009 would have affected net loss by approximately $6.3 million for the fiscal year ended January 31, 2009.

- We record reserves for future product returns, warranty claims and inventory shrinkage. The reserves are based on expected returns of products and historical claims and inventory shrinkage experience. If actual experience differs from historical levels, revisions in our estimates may be required. A 10% change in these reserves at January 31, 2009 would have affected net loss by approximately $1 million for the fiscal year ended January 31, 2009.

- We have significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates and merit and promotion increases. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the assumptions. The following table highlights the sensitivity of our pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption	Impact on Annual Pension Expense	Impact on Projected Benefit Obligation
0.50 percentage point decrease in discount rate	Increase $320,000	Increase $2,335,000
0.50 percentage point increase in discount rate	Decrease $320,000	Decrease $2,335,000
5.00 percentage point decrease in expected rate of return on assets	Increase $138,000	—
5.00 percentage point increase in expected rate of return on assets	Decrease $138,000	—

- We periodically evaluate our long-lived assets for indicators of impairment. Management's judgments are based on market and operating conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- We have a share-based compensation plan, which includes stock options and restricted stock units, or RSUs. We account for our share-based compensation plans as prescribed by the fair value provisions of SFAS No. 123R. We determine the fair value of our stock options at the date of the grant using the Black-Scholes option-pricing model. The RSUs are awarded at a price equal to the market price of our underlying stock on the date of the grant. The pricing model and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include the expected life of stock options, expected stock price volatility, future employee stock option exercise behaviors and the estimate of award forfeitures. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are different from these assumptions, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. In addition, significant changes in these assumptions could materially impact our share-based compensation expense on future awards. A 10% change in our share-based compensation expense for the fiscal year ended January 31, 2009 would have affected net loss by approximately $200,000.

- We are required to estimate our income taxes in each of the jurisdictions in which we operate. This requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. We determine our provision for income taxes based on federal and state tax laws and regulations currently in effect, some of which have been recently revised. Legislation changes currently proposed by certain states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have a material effect on our net earnings (loss).

  At any one time our tax returns for many tax years are subject to examination by U.S. Federal, foreign, and state taxing jurisdictions. We establish tax liabilities in accordance with FIN No. 48,

"Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not to be sustained. We adjust these tax liabilities, as well as the related interest and penalties, based on the latest facts and circumstances, including recently published rulings, court cases, and outcomes of tax audits. To the extent our actual tax liability differs from our established tax liabilities for unrecognized tax benefits, our effective tax rate may be materially impacted. While it is often difficult to predict the final outcome of, the timing of, or the tax treatment of any particular tax position or deduction, we believe that our tax balances reflect the more-likely-than-not outcome of known tax contingencies.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. In this regard when determining whether or not we should establish a valuation allowance, the Company considers various tax planning strategies, including potential real estate transactions, as future taxable income. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods from either operations or projected tax planning strategies. We had net deferred tax assets of $41,860,000 and $32,612,000 as of January 31, 2009 and February 2, 2008, respectively.

RECENT ACCOUNTING STANDARDS

The Company adopted the provisions of FIN 48 on February 4, 2007. In connection with the adoption, the Company recorded a net decrease to retained earnings of $155,000 and reclassified certain previously recognized deferred tax attributes as FIN 48 liabilities. For additional information, see Note 14, "Income Taxes."

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158). SFAS No. 158 requires entities to:

- Recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of pension and other postretirement benefit plans;
- Recognize, through comprehensive income, certain changes in the funded status of a defined benefit and post retirement plan in the year in which the changes occur;
- Measure plan assets and benefit obligations as of the end of the employer's fiscal year; and
- Disclose additional information.

The Company adopted the requirement to recognize the funded status of a benefit plan and the additional disclosure requirements at February 3, 2007. At February 2, 2008, the Company adopted the SFAS No. 158 requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year end. In accordance with SFAS 158, the change of measurement date from a calendar year to the Company's fiscal year resulted in a net charge to Retained Earnings of $189,000 and a credit to Accumulated Other Comprehensive Loss of $123,000. This net charge to Retained Earnings represents the after-tax pension expense for the period from January 1, 2008 to February 2, 2008.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines the term fair value, establishes a framework for measuring it within generally accepted accounting principles and expands disclosures about its measurements. The Company adopted SFAS No. 157 on February 3, 2008. This adoption did not have a material effect on the Company's financial statements. Fair value disclosures are provided in Note 16.

In March 2007, the EITF reached a consensus on Issue Number 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). EITF 06-10 provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although early adoption is permitted. The adoption of EITF 06-10 resulted in a $1,165,000 net of tax charge to retained earnings on February 3, 2008.

In June 2007, the FASB ratified EITF Issue Number 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified non-vested shares, (b) dividend equivalents on equity-classified non-vested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under SFAS No. 123(R), "Share-Based Payment," and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. On February 3, 2008, the Company adopted EITF 06-11, which did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R), which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies prospectively, except for taxes, to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008. The Company is currently evaluating the impact SFAS No. 141R will have on its consolidated financial statements beginning in fiscal year 2009 in the event of an acquisition by the Company.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

In February 2008, the FASB issued Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP No. 157-2), that defers the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities. SFAS No. 157 is effective for certain nonfinancial assets and nonfinancial liabilities for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP No. 157-2 to have a material impact on its financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 requires increased qualitative, quantitative, and credit-risk disclosures. Qualitative disclosures include how and why an entity uses derivatives or hedging activity, how the entity is accounting for these activities and how the instruments affect the entity's financial position, financial performance and cash flows. Quantitative disclosures include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity's financial statements. Credit-risk disclosures include information about the existence and nature of credit risk-related contingent features included in derivative instruments. Credit-risk-related contingent features can be defined as those that require entities, upon the occurrence of a credit event (e.g., credit rating downgrade), to settle derivative instruments or to post collateral. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS No. 161 to have a material impact on the Company.

On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). This statement reorganizes the GAAP hierarchy. The purpose of the new standard is to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. The Board believes that the previous GAAP hierarchy under SAS 69 was flawed because it (1) was directed to auditors, not entities, who are ultimately responsible for preparing U.S. GAAP financial statements; (2) was too complex; and (3) did not properly rank the accounting literature. In accordance with SFAS No. 162, the sources of accounting principles that are generally accepted are categorized in descending order of authority as follows: (a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement No. 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB (b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position (c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practice. SFAS No. 162 is effective 60 days after the SEC's approval of the PCAOB's amendments to AU Section 411. The SEC approved SFAS No. 162 on September 16, 2008. The adoption of SFAS No. 162 did not affect our financial condition, results of operations or cash flows.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). The FSP addresses "whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method outlined in SFAS No. 128, "Earnings per Share." The FASB concluded that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Under SFAS No. 128, restricted shares are better termed non-vested and are accounted for under SFAS No. 123(R) "Share-Based Payment" which requires accounting for the non-vested shares under the treasury stock method. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of EITF 03-6-1 will not have a material impact on the Company.

In September 2008, the EITF reached a consensus on Issue Number 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement" (EITF 08-05). The Task Force reached a consensus that an issuer of a liability with a third-party credit enhancement that is inseparable from the liability must treat the liability and the credit enhancement as two units of accounting. Under the consensus, the fair value measurement of the liability does not include the effect of the third-party credit enhancement; therefore, changes in the issuer's credit standing without the support of the credit enhancement affect the fair value measurement of the issuer's liability. Entities will need to disclose the existence of any third-party credit enhancements related to their liabilities that are within the scope of this Issue (i.e., that are measured at fair value). We do not expect the adoption of EITF No. 08-5 to have a material impact on our financial condition, results of operations or cash flows.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has market rate exposure in its financial instruments due to changes in interest rates.

Variable Rate Debt

The Company's revolving credit agreement bears interest at LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the facility. At January 31, 2009, the Company had outstanding borrowings of $23,862,000 under the revolving credit agreement. Additionally, the Company has a Senior Secured Term Loan facility with a balance of $150,794,000 at January 31, 2009, that bears interest at three month LIBOR plus 2.00%, and $1,809,000 of equipment operating leases which have lease payments that vary based on changes in LIBOR. A one percent change in the LIBOR rate would have affected net loss by approximately $1.5 million for the fiscal year ended January 31, 2009.

Fixed Rate Debt

The table below summarizes the fair value and contract terms of fixed rate debt instruments, principally the 7.5% Senior Subordinated notes, held by the Company at January 31, 2009:

(dollar amounts in thousands)	Amount	Average Interest Rate
Fair value at January 31, 2009	$ 84,301	
Expected maturities:		
2009	$ 247	3.90%
2010	258	3.90
2011	269	3.90
2012	281	3.90
2013	294	3.90
Thereafter	177,701	7.45
Total Carrying Amount	$179,050	

At February 2, 2008, the Company had outstanding $205,035,000 of fixed rate notes with an aggregate fair market value of $199,137,000. The Company determines fair value on its fixed rate debt by using quoted market prices and current interest rates.

Interest Rate Swaps

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000,000. The Company had designated the swap as a cash flow hedge of the Company's real estate master operating lease payments. The interest rate swap converted the variable LIBOR portion of the lease payment to a fixed rate of 2.90%. Both the master operating lease and interest rate swap were terminated as of July 1, 2008. As of February 2, 2008 and February 3, 2007, the fair value was an asset of $22,000 and $4,150,000, respectively, recorded within other long-term assets on the balance sheet. In the fourth quarter of fiscal year 2006, the Company determined it was not in compliance with SFAS No. 133 for hedge accounting and, accordingly, recorded a reduction of rent expense, which is included in Costs of Merchandise and Costs of Service Revenues, for the cumulative fair value change of $4,150,000. This change in fair value had previously been recorded in Accumulated Other Comprehensive Income (Loss) on the consolidated balance sheets. The Company evaluated the impact of this error and concluded there was no material impact on the fourth quarter of fiscal 2006 or any historical periods. The Company thereafter removed its designation as a cash flow hedge on this transaction and recorded the change in fair value in operations until the July 1, 2008 termination date.

On November 2, 2006, the Company entered into an interest rate swap for a notional amount of $200,000,000. The Company has designated the swap a cash flow hedge on the first $200,000,000 of the Company's $320,000,000 senior secured notes. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013. The Company did not meet the documentation requirements of SFAS No. 133, at inception or as of February 3, 2007 and, accordingly, recorded the increase in the fair value of the interest rate swap of $1,490,000 as a reduction to Interest Expense. The Company documented that the swap met the requirements of SFAS No. 133 for hedge accounting on April 9, 2007, and prospectively records the effective portion of the change in fair value of the swap through Accumulated Other Comprehensive Loss. On November 27, 2007, the Company prepaid $162,558,000 of the Senior Secured Term Loan facility which eliminated a portion of the future interest payments hedged by the interest rate swap. The Company concluded that it was not probable that those future interest payments would occur. In accordance with SFAS No. 133, the Company discontinued hedge accounting for the unmatched portion of the swap and reclassified a $2,259,000 pre-tax loss applicable to the unmatched portion of the $200,000,000 interest rate swap from other comprehensive income to interest expense. On November 27, 2007, the Company re-designated $145,000,000 notional amount of the interest rate swap as a cash flow hedge to fully match the future interest payments under the Senior Secured Notes. As a result, all future changes in this interest rate swap's fair value that has been re-designated as a hedge will be recorded to Accumulated Other Comprehensive Loss. From the period of November 27, 2007 through February 1, 2008, interest expense includes $4,166,000 related to the $55,000,000 unmatched portion of this swap. On February 1, 2008, the Company recorded $4,539,000 within accrued expenses to reduce the notional amount of the interest rate swap to $145,000,000 from the original $200,000,000 amount. The $4,539,000 was paid on February 4, 2008.

As of January 31, 2009 and February 2, 2008, respectively, the fair value of the swap was a net $15,805,000 and $10,985,000 payable recorded within other long-term liabilities.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 31, 2009 and February 2, 2008 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") 48, *Accounting for Uncertainty in Income Taxes*, and Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of February 4, 2007 and February 3, 2007, respectively.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 14, 2009

CONSOLIDATED BALANCE SHEETS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	January 31, 2009	February 2, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 21,332	$ 20,926
Accounts receivable, less allowance for uncollectible accounts of $1,912 and $1,937	28,831	29,450
Merchandise inventories	564,931	561,152
Prepaid expenses	25,390	43,842
Other	62,421	77,469
Assets held for disposal	12,653	16,918
Total Current Assets	715,558	749,757
Property and Equipment—Net	740,331	780,779
Deferred income taxes	77,708	20,775
Other	18,792	32,609
Total Assets	$1,552,389	$1,583,920
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 212,340	$ 245,423
Trade payable program liability	31,930	14,254
Accrued expenses	254,754	292,623
Deferred income taxes	35,848	—
Current maturities of long-term debt and obligations under capital leases	1,453	2,114
Total Current Liabilities	536,325	554,414
Long-term debt and obligations under capital leases, less current maturities	352,382	400,016
Other long-term liabilities	70,322	72,183
Deferred gain from asset sales	170,204	86,595
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $1 per share: Authorized 500,000,000 shares; Issued 68,557,041 shares	68,557	68,557
Additional paid-in capital	292,728	296,074
Retained earnings	358,670	406,819
Accumulated other comprehensive loss	(18,075)	(14,183)
Less cost of shares in treasury—14,124,021 shares and 14,609,094 shares	219,460	227,291
Less cost of shares in benefits trust—2,195,270 shares	59,264	59,264
Total Stockholders' Equity	423,156	470,712
Total Liabilities and Stockholders' Equity	$1,552,389	$1,583,920

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

Year ended	January 31, 2009	February 2, 2008	February 3, 2007
Merchandise Sales	$1,569,664	$1,749,578	$1,853,077
Service Revenue	358,124	388,497	390,778
Total Revenues	1,927,788	2,138,075	2,243,855
Costs of Merchandise Sales	1,129,162	1,305,952	1,319,801
Costs of Service Revenue	333,194	345,886	357,774
Total Costs of Revenues	1,462,356	1,651,838	1,677,575
Gross Profit from Merchandise Sales	440,502	443,626	533,276
Gross Profit from Service Revenue	24,930	42,611	33,004
Total Gross Profit	465,432	486,237	566,280
Selling, General and Administrative Expenses	485,044	518,373	546,399
Net Gain from Disposition of Assets	9,716	15,151	8,968
Operating (Loss) Profit	(9,896)	(16,985)	28,849
Non-operating Income	1,967	5,246	7,023
Interest Expense	27,048	51,293	49,342
Loss from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(34,977)	(63,032)	(13,470)
Income Tax Benefit	(6,139)	(25,594)	(6,399)
Net Loss from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(28,838)	(37,438)	(7,071)
(Loss) Earnings from Discontinued Operations, Net of Tax of $(857), $(2,463) and $1,796	(1,591)	(3,601)	4,333
Cumulative Effect of Change in Accounting Principle, Net of Tax of $(78)	—	—	189
Net Loss	$ (30,429)	$ (41,039)	$ (2,549)
Basic Loss per Share:			
Net Loss from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ (0.55)	$ (0.72)	$ (0.13)
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.03)	(0.07)	0.08
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	—	—
Basic Loss per Share	$ (0.58)	$ (0.79)	$ (0.05)
Diluted Loss per Share:			
Net Loss from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ (0.55)	$ (0.72)	$ (0.13)
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.03)	(0.07)	0.08
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	—	—
Diluted Loss per Share	$ (0.58)	$ (0.79)	$ (0.05)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Benefit Trust	Total Stockholders' Equity
	Shares	Amount			Shares	Amount			
Balance, January 28, 2006	68,557,041	$68,557	$288,098	$481,926	(12,152,968)	$(181,187)	$ (3,565)	$(59,264)	$594,565
Comprehensive Loss:									
Net loss				(2,549)					(2,549)
Minimum pension liability adjustment, net of tax							887		887
Fair market value adjustment on derivatives, net of tax							(3,648)		(3,648)
Total Comprehensive Loss									(5,310)
Cash dividends ($.27 per share)				(14,757)					(14,757)
Incremental effect from adoption of FAS No. 158, net of tax							(3,054)		(3,054)
Effect of stock options and related tax benefits			(669)	(657)	80,641	1,387			61
Effect of restricted stock unit conversions			(1,096)		74,107	712			(384)
Stock compensation expense			3,051						3,051
Repurchase of Common Stock					(494,800)	(7,311)			(7,311)
Dividend reinvestment plan				(166)	65,333	1,060			894
Balance, February 3, 2007	68,557,041	68,557	289,384	463,797	(12,427,687)	(185,339)	(9,380)	(59,264)	567,755
Comprehensive Loss:									
Net loss				(41,039)					(41,039)
Changes in net unrecognized other postretirement benefit costs, net of tax							2,462		2,462
Fair market value adjustment on derivatives, net of tax							(7,388)		(7,388)
Total Comprehensive Loss									(45,965)
Cash dividends ($.27 per share)				(14,177)					(14,177)
Incremental effect from adoption of FIN No. 48, net of tax				(155)					(155)
FAS No. 158 change in measurement date effect, net of tax				(189)			123		(66)
Effect of stock options and related tax benefits			1,752	(1,332)	291,125	4,984			5,404
Effect of restricted stock unit conversions			(4,818)		176,256	3,038			(1,780)
Stock compensation expense			9,756						9,756
Repurchase of Common Stock					(2,702,460)	(50,841)			(50,841)
Dividend reinvestment plan				(86)	53,672	867			781
Balance, February 2, 2008	68,557,041	68,557	296,074	406,819	(14,609,094)	(227,291)	(14,183)	(59,264)	470,712
Effect of EITF 06-10 net of tax				(1,165)					(1,165)
Comprehensive Loss:									
Net loss				(30,429)					(30,429)
Changes in net unrecognized other postretirement benefit costs, net of tax							(958)		(958)
Fair market value adjustment on derivatives, net of tax							(2,934)		(2,934)
Total Comprehensive Loss									(34,321)
Cash dividends ($.27 per share)				(14,111)					(14,111)
Effect of stock options and related tax benefits			(1,154)	(37)	3,750	60			(1,131)
Effect of restricted stock unit conversions			(4,935)		279,458	4,512			(423)
Stock compensation expense			2,743						2,743
Dividend reinvestment plan				(2,407)	201,865	3,259			852
Balance, January 31, 2009	68,557,041	$68,557	$292,728	$358,670	(14,124,021)	$(219,460)	$(18,075)	$(59,264)	$423,156

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands)

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Cash Flows from Operating Activities:			
Net Loss	$ (30,429)	$ (41,039)	$ (2,549)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Continuing Operations:			
Net loss (earnings) from discontinued operations	1,591	3,601	(4,333)
Depreciation and amortization	73,207	81,036	87,525
Cumulative effect of change in accounting principle, net of tax	—	—	(189)
Amortization of deferred gain from asset sales	(10,285)	(1,030)	—
Accretion of asset disposal obligation	263	276	266
Loss on defeasance of convertible debt	—	—	755
Stock compensation expense	2,743	9,756	3,051
Inventory impairment	—	32,803	—
Gain from debt retirement	(3,460)	—	—
Cancellation of vested stock options	—	—	(1,056)
Deferred income taxes	(6,258)	(28,187)	(8,316)
Gain from dispositions of assets	(9,716)	(15,151)	(8,968)
Loss from asset impairment	3,427	7,199	840
Change in fair value of derivatives	177	9,268	(5,568)
Excess tax benefits from stock based awards	(3)	(1,104)	(95)
Increase in cash surrender value of life insurance policies	100	(4,928)	(2,143)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable, prepaid expenses and other	23,904	(1,579)	24,045
(Increase) decrease in merchandise inventories	(3,779)	13,087	9,250
(Decrease) increase in accounts payable	(33,083)	(20,066)	3,549
(Decrease) increase in accrued expenses	(34,993)	10,083	(4,165)
(Decrease) increase in other long-term liabilities	(11,992)	(3,224)	2,093
Net Cash (Used in) Provided by Continuing Operations	(38,586)	50,801	93,992
Net Cash (Used in) Provided by Discontinued Operations	(921)	1,983	(1,562)
Net Cash (Used in) Provided by Operating Activities	(39,507)	52,784	92,430
Cash Flows from Investing Activities:			
Cash paid for master lease property	(117,121)	—	—
Cash paid for property and equipment	(34,762)	(43,116)	(49,391)
Proceeds from dispositions of assets	210,635	162,712	10,561
Life insurance proceeds received (paid)	15,588	30,045	(24,669)
Net Cash Provided by (Used in) Continuing Operations	74,340	149,641	(63,499)
Net Cash Provided by (Used in) Discontinued Operations	4,386	(379)	6,160
Net Cash Provided by (Used in) Investing Activities	78,726	149,262	(57,339)
Cash Flows from Financing Activities:			
Borrowings under line of credit agreements	205,162	570,094	586,993
Payments under line of credit agreements	(223,345)	(545,617)	(635,562)
Excess tax benefits from stock based awards	3	1,104	95
Borrowings on trade payable program liability	196,680	142,884	76,713
Payments on trade payable program liability	(179,004)	(142,620)	(73,879)
Payments for finance issuance costs	(6,936)	(85)	(2,217)
Proceeds from lease financing	8,661	4,827	—
Proceeds from issuance of notes	—	—	121,000
Reduction of long-term debt	(26,528)	(165,409)	(2,263)
Reduction of convertible debt	—	—	(119,000)
Payments on capital lease obligations	(270)	(286)	(227)
Dividends paid	(14,111)	(14,177)	(14,757)
Repurchase of common stock	—	(58,152)	—
Proceeds from exercise of stock options	23	3,652	722
Proceeds from dividend reinvestment plan	852	781	894
Net Cash Used in Financing Activities	(38,813)	(203,004)	(61,488)
Net Increase (Decrease) in Cash and Cash Equivalents	406	(958)	(26,397)
Cash and Cash Equivalents at Beginning of Year	20,926	21,884	48,281
Cash and Cash Equivalents at End of Year	$ 21,332	$ 20,926	$ 21,884
Cash paid for interest, net of amounts capitalized	$ 26,548	$ 44,129	$ 46,245
Cash received from income tax refunds	$ —	$ 59	$ 1
Cash paid for income taxes	$ 1,330	$ 3,147	$ 632
Supplemental Disclosure of Cash Flow Information:			
Non-cash investing activities:			
Accrued purchases of property and equipment	$ 1,214	$ 1,985	$ 3,691
Non-cash financing activities:			
Equipment capital leases	$ —	$ —	$ 84
Repurchase of common stock not settled	$ —	$ —	$ 7,311

See notes to the consolidated financial statements

(dollar amounts in thousands, except share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in automotive repair and maintenance and in the sale of automotive tires, parts and accessories through a chain of stores. The Company currently operates stores in 35 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal year 2008, which ended January 31, 2009, and fiscal year 2007, which ended February 2, 2008, were comprised of 52 weeks, and fiscal year 2006, which ended February 3, 2007, was comprised of 53 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

USE OF ESTIMATES The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. An actual valuation of inventory under the LIFO method can be made only at the end of each fiscal year based on inventory and costs at that time. Accordingly, interim LIFO calculations must be based on management's estimates of expected fiscal year-end inventory levels and costs. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $493,886 and $475,179 as of January 31, 2009 and February 2, 2008, respectively. During fiscal years 2008, 2007 and 2006, the effect of LIFO layer liquidations on gross profit was immaterial.

The Company also records valuation adjustments for potentially excess and obsolete inventories based on current inventory levels, the historical analysis of product sales and current market conditions. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company records those valuation adjustments when less than full credit is expected from a vendor or when market is lower than recorded costs. These adjustments are reviewed on a quarterly basis for adequacy. The Company's inventory is recorded net of valuation adjustments for these matters which were $15,874 and $11,167 as of January 31, 2009 and February 2, 2008, respectively.

During the third quarter of fiscal year 2007, the Company recorded a $32,803 inventory impairment for the discontinuance and planned exit of certain non-core merchandise products adopted as one of the initial steps in the Company's long-term strategic plan. The impairment charge which is included in cost of merchandise sales reduced the carrying value of the discontinued merchandise from $74,080 to $41,277. The carrying value of the remaining discontinued merchandise at January 31, 2009 was immaterial.

(dollar amounts in thousands, except share data)

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with an initial maturity of three months or less when purchased. All credit and debit card transactions that settle in less than seven days are also classified as cash and cash equivalents.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Property and equipment information follows:

	January 31, 2009	February 2, 2008
Property and Equipment—at cost:		
Land	207,608	213,962
Buildings and improvements	822,950	858,699
Furniture, fixtures and equipment	685,707	699,303
Construction in progress	2,576	3,992
	1,718,841	1,775,956
Less accumulated depreciation and amortization	978,510	995,177
Total Property and Equipment—Net	740,331	780,779

SOFTWARE CAPITALIZATION The Company, in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Return activity is immaterial to revenue and results of operations in all periods presented. Gift cards are recorded as deferred revenue until redeemed for product or services. The Company does not record any revenue from cards which are never utilized by customers.

SALES TAXES The Company presents sales net of sales taxes in its consolidated statements of operations.

ACCOUNTS RECEIVABLE Accounts receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based upon an evaluation of the credit worthiness of its customers. The allowance is reviewed for adequacy at least

(dollar amounts in thousands, except share data)

quarterly, and adjusted as necessary. Specific accounts are written off against the allowance when management determines the account is uncollectible.

TRADE PAYABLE PROGRAM LIABILITY In the third quarter of fiscal year 2004, we entered into a vendor financing program. Under this program, our factor makes accelerated and discounted payments to our vendors and we, in turn, make our regularly-scheduled full vendor payments to the factor. On June 29, 2007, we replaced the vendor financing program with a new lender and increased availability from $20,000 to $65,000. This availability was subsequently reduced to $40,000. There was an outstanding balance of $31,930 and $14,254 under this program as of January 31, 2009 and February 2, 2008 respectively, which is classified as trade payable program liability in the consolidated balance sheet.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

The Company accounts for vendor support funds in accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" (EITF 02-16). Rebates and other miscellaneous incentives are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such allowances would be offset against the appropriate expenses they offset, if the Company determines the allowances are for specific, identifiable incremental expenses.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by the respective vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor is warranted in full by the Company for a limited specific time period. The Company establishes its warranty reserves based on experience. These costs are included in either our costs of merchandise sales or costs of service revenue in the consolidated statement of operations.

The reserve for warranty activity for the years ended January 31, 2009 and February 2, 2008, respectively, is as follows:

Balance at February 3, 2007	$ 645
Additions related to sales in the current year	7,937
Warranty costs incurred in the current year	(8,335)
Balance at February 2, 2008	247
Additions related to sales in the current year	13,439
Warranty costs incurred in the current year	(12,889)
Balance at January 31, 2009	$ 797

(dollar amounts in thousands, except share data)

LEASES The Company amortizes leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for the stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and for which failure to exercise the renewal option would result in an economic penalty to the Company. The calculation of straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company expenses rent during the construction or build-out phase of the lease.

SERVICE REVENUE Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits, service center occupancy costs and cost of providing free or discounted towing services to our customers. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

PENSION AND RETIREMENT PLANS The Company reports all information on its pension and savings plan benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", as amended by SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits—an Amendment of FASB Statements No. 87, 88 and 106 (revised 2003)" (SFAS 132R), as amended by SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R).

INCOME TAXES The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The accounting for our uncertain tax positions changed with the adoption of Financial Accounting Standards Board Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on February 4, 2007. Refer to Note 14 for further discussion of the impact of adopting FIN 48 and change in unrecognized tax benefit during fiscal year 2008.

In evaluating our income tax positions, we record liabilities for potential exposures. These tax liabilities are adjusted in the period actual developments give rise to such change. Those developments could be, but are not limited to, settlement of tax audits, expiration of the statute of limitations, and changes in the tax code and regulations, along with varying application of tax policy and administration within those jurisdictions.

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheets. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes that recovery is not more likely than not, a valuation allowance must be established. In this regard when determining whether or not a valuation allowance should be established, the Company considers various tax planning strategies, including

(dollar amounts in thousands, except share data)

potential real estate transactions to generate future taxable income. To the extent the Company establishes a valuation allowance or changes the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods from either operations or projected tax planning strategies.

ADVERTISING The Company expenses the costs of advertising the first time the advertising takes place. Gross advertising expense for fiscal years 2008, 2007 and 2006 were $73,700; $78,475 and $84,206, respectively. No advertising costs were recorded as assets as of January 31, 2009 or February 2, 2008.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company accounts for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard prescribes the method for asset impairment evaluation of long-lived assets and certain identifiable intangibles that are both held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs. See discussion of current year impairments in Note 7, "Store Closures and Asset Impairments."

EARNINGS PER SHARE Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share" as amended by SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R). Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings plus the interest on the convertible senior notes by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options. During fiscal year 2008, no convertible notes were outstanding.

ACCOUNTING FOR STOCK-BASED COMPENSATION At January 31, 2009, the Company has two stock-based employee compensation plans, which are described in Note 12, "Equity Compensation Plans."

Effective January 29, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award).

The Company recognized approximately $641; $3,060 and $1,340 of compensation expense related to stock options, and approximately $2,102; $6,696 and $1,711 of compensation expense related to restricted stock units (RSUs), included in selling, general and administrative expenses for fiscal years 2008, 2007 and 2006 respectively. The related tax benefit recognized was approximately $1,019; $3,624 and $894 for fiscal years 2008, 2007 and 2006, respectively.

(dollar amounts in thousands, except share data)

Expected volatility is based on historical volatilities for a time period similar to that of the expected term. In estimating the expected term of the options, the Company has utilized the "simplified method" allowable under the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 107, "Share-Based Payment" through December 31, 2007 and changed to an actual experience method during fiscal year 2008. The risk-free rate is based on the U.S. treasury yield curve for issues with a remaining term equal to the expected term. The fair value of each option granted during fiscal years 2008, 2007 and 2006 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Dividend yield	2.93%	1.79%	2.02%
Expected volatility	45%	39%	53%
Risk-free interest rate range:			
High	3.2%	5.0%	4.8%
Low	2.7%	3.5%	4.6%
Ranges of expected lives in years	3-4	4-5	5-7

SFAS No. 123R also requires the Company to reflect in its consolidated statement of cash flows, any excess tax benefits realized upon the exercise of stock options or issuance of RSUs, in excess of that which is associated with the expense recognized for financial reporting purposes. Approximately $3; $1,104 and $95 are reflected as a financing cash inflows in the consolidated statement of cash flows for fiscal years 2008, 2007 and 2006, respectively.

COMPREHENSIVE LOSS Comprehensive loss is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive loss includes minimum pension liability and fair market value of cash flow hedges.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company may enter into interest rate swap agreements to hedge the exposure to increasing rates with respect to its variable rate lease and debt agreements, when the Company deems it prudent to do so. The Company reports derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

SEGMENT INFORMATION The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131). The Company operates in one industry, the automotive aftermarket using a SUPERCENTER layout, which houses both retail and service centers in one building. In accordance with SFAS No. 131, the Company has 6 operating segments defined by geographic regions which are Northeast, Mid-Atlantic, Southeast, Central, West and Southern CA. Each segment serves both our DIY and our

(dollar amounts in thousands, except share data)

DIFM lines of business. The Company aggregates all of its operating segments and has one reportable segment. Sales by major product categories are as follows:

Year ended	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007
Parts and Accessories	$1,255,975	$1,423,891	$1,537,076
Tires	313,689	325,687	316,001
Total Merchandise Sales	1,569,664	1,749,578	1,853,077
Service Labor	358,124	388,497	390,778
Total Revenues	$1,927,788	$2,138,075	$2,243,855

SIGNIFICANT SUPPLIERS During fiscal year 2008, the Company's ten largest suppliers accounted for approximately 48% of the merchandise purchased by the Company. No single supplier accounted for more than 20% of the Company's purchases. The Company has no long-term contracts under which the Company is required to purchase merchandise except for a contract to purchase bulk oil for use in the Company's service bays, which expires in 2011.

SELF INSURANCE The Company has risk participation arrangements with respect to workers' compensation, general liability, automobile liability, and other casualty coverages. The Company has a wholly owned captive insurance subsidiary through which it reinsures this retained exposure. This subsidiary uses both risk sharing treaties and third party insurance to manage this exposure. In addition, the Company self insures certain employee-related health care benefit liabilities. The Company maintains stop loss coverage with third party insurers through which it reinsures certain of its casualty and health care benefit liabilities. The Company records both liabilities and reinsurance receivables using actuarial methods utilized in the insurance industry based upon our historical claims experience.

RECENT ACCOUNTING STANDARDS

The Company adopted the provisions of FIN 48 on February 4, 2007. In connection with the adoption, the Company recorded a net decrease to retained earnings of $155 and reclassified certain previously recognized deferred tax attributes as FIN 48 liabilities. For additional information, see Note 14, "Income Taxes."

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS 158). SFAS No. 158 requires entities to:

- Recognize on its balance sheet the funded status (measured as the difference between the fair value of plan assets and the benefit obligation) of pension and other postretirement benefit plans;
- Recognize, through comprehensive income, certain changes in the funded status of a defined benefit and post retirement plan in the year in which the changes occur;
- Measure plan assets and benefit obligations as of the end of the employer's fiscal year; and
- Disclose additional information.

(dollar amounts in thousands, except share data)

The Company adopted the requirement to recognize the funded status of a benefit plan and the additional disclosure requirements at February 3, 2007. At February 2, 2008, the Company adopted the SFAS No. 158 requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year end. In accordance with SFAS 158, the change of measurement date from a calendar year to the Company's fiscal year resulted in a net charge to Retained Earnings of $189 and a credit to Accumulated Other Comprehensive Loss of $123. This net charge to Retained Earnings represents the after-tax pension expense for the period from January 1, 2008 to February 2, 2008.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines the term fair value, establishes a framework for measuring it within generally accepted accounting principles and expands disclosures about its measurements. The Company adopted SFAS 157 on February 3, 2008. This adoption did not have a material effect on the Company's financial statements. Fair value disclosures are provided in Note 16.

In March 2007, the EITF reached a consensus on Issue Number 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). EITF 06-10 provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although early adoption is permitted. The adoption of EITF 06-10 resulted in a $1,165 net of tax charge to retained earnings on February 3, 2008.

In June 2007, the FASB ratified EITF Issue Number 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified non-vested shares, (b) dividend equivalents on equity-classified non-vested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under SFAS No. 123(R), "Share-Based Payment," and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective prospectively for the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. On February 3, 2008, the Company adopted EITF 06-11, which did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R), which replaces SFAS No. 141, "Business Combinations." SFAS No. 141R, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its

(dollar amounts in thousands, except share data)

financial statements the identifiable assets acquired, the liabilities assumed and any controlling interests in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Costs of the acquisition will be recognized separately from the business combination. SFAS No. 141R applies prospectively, except for taxes, to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008. The Company is currently evaluating the impact SFAS No. 141R will have on its consolidated financial statements beginning in fiscal year 2009 in the event of an acquisition by the Company.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160, among other things, provides guidance and establishes amended accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its financial condition, results of operations or cash flows.

In February 2008, the FASB issued Staff Position No. FAS 157-2 (FSP No. 157-2), "Effective Date of FASB Statement No. 157" (FSP No. 157-2) that defers the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities. SFAS No. 157 is effective for certain nonfinancial assets and nonfinancial liabilities for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP No. 157-2 to have a material impact on its financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (SFAS No. 160). SFAS No. 161 requires increased qualitative, quantitative, and credit-risk disclosures. Qualitative disclosures include how and why an entity uses derivatives or hedging activity, how the entity is accounting for these activities and how the instruments affect the entity's financial position, financial performance and cash flows. Quantitative disclosures include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entity's financial statements. Credit-risk disclosures include information about the existence and nature of credit risk-related contingent features included in derivative instruments. Credit-risk-related contingent features can be defined as those that require entities, upon the occurrence of a credit event (e.g., credit rating downgrade), to settle derivative instruments or to post collateral. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS No. 161 to have a material impact on the Company's consolidated financial statements.

On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). This statement reorganizes the GAAP hierarchy. The purpose of the new standard is to improve financial reporting by providing a consistent framework for determining what accounting principles should be used when preparing U.S. GAAP financial statements. The Board believes that the previous GAAP hierarchy under SAS 69 was flawed because it (1) was directed to auditors, not entities, who are ultimately responsible for preparing U.S. GAAP financial statements; (2) was too complex; and (3) did not properly rank the accounting literature. In

(dollar amounts in thousands, except share data)

accordance with SFAS No. 162, the sources of accounting principles that are generally accepted are categorized in descending order of authority as follows: (a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement No. 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB (b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position (c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practice. SFAS No. 162 is effective 60 days after the SEC's approval of the PCAOB's amendments to AU Section 411. The SEC approved SFAS No. 162 on September 16, 2008. The adoption of SFAS No. 162 did not affect our financial condition, results of operations or cash flows.

In June 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1). The FSP addresses "whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method outlined in SFAS No. 128, "Earnings per Share". The FASB concluded that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Under SFAS No. 128, restricted shares are better termed non-vested and are accounted for under SFAS No. 123(R) "Share-Based Payment" which requires accounting for the non-vested shares under the treasury stock method. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company does not expect that the adoption of EITF 03-6-1 will have a material impact on our calculation of earnings per share.

In September 2008, the EITF reached a consensus on Issue Number 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement" (EITF 08-5). The Task Force reached a consensus that an issuer of a liability with a third-party credit enhancement that is inseparable from the liability must treat the liability and the credit enhancement as two units of accounting. Under the consensus, the fair value measurement of the liability does not include the effect of the third-party credit enhancement; therefore, changes in the issuer's credit standing without the support of the credit enhancement affect the fair value measurement of the issuer's liability. Entities will need to disclose the existence of any third-party credit enhancements related to their liabilities that are within the scope of this Issue (i.e., that are measured at fair value). The Company does not expect the adoption of EITF 08-5 to have a material impact on its financial condition, results of operations or cash flows.

(dollar amounts in thousands, except share data)

NOTE 2—DEBT AND FINANCING ARRANGEMENTS

LONG-TERM DEBT

	January 31, 2009	February 2, 2008
7.50% Senior Subordinated Notes, due December 2014	$174,535	$200,000
Senior Secured Term Loan, due October 2013	150,794	154,652
Other notes payable, 8.0%	—	248
Lease financing obligations, payable through October 2022	4,515	4,786
Capital lease obligations payable through October 2009	129	399
Line of credit agreement, through December 2009	—	42,045
Line of credit agreement, through January 2014	23,862	—
	353,835	402,130
Less current maturities	1,453	2,114
Total Long-Term Debt	$352,382	$400,016

Senior Secured Term Loan Facility due October, 2013

On January 27, 2006 the Company entered into a $200,000 Senior Secured Term Loan facility due January 27, 2011. This facility is secured by a collateral pool consisting of real property and improvements associated with Company stores, which is adjusted periodically based upon real estate values and borrowing levels. Interest at the rate of London Interbank Offered Rate (LIBOR) plus 3.0% on this facility was payable starting in February 2006. Proceeds from this facility were used to satisfy and discharge the Company's then outstanding $43,000 6.88% Medium Term Notes due March 6, 2006 and $100,000 6.92% Term Enhanced Remarketable Securities (TERMS) due July 7, 2016 and to reduce borrowings under our line of credit by approximately $39,000.

On October 27, 2006, the Company amended and restated the Senior Secured Term Loan facility to (i) increase the size from $200,000 to $320,000, (ii) extend the maturity from January 27, 2011 to October 27, 2013 and (iii) reduce the interest rate from LIBOR plus 3.00% to LIBOR plus 2.75%. Proceeds were used to satisfy and discharge $119,000 in outstanding 4.25% convertible Senior Notes due June 1, 2007.

On February 15, 2007, the Company further amended the Senior Secured Term Loan facility to reduce the interest rate from LIBOR plus 2.75% to LIBOR plus 2.00%.

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. The Company used $162,558 of the net proceeds to prepay a portion of the Senior Secured Term Loan facility. This prepayment reduced the principal amount of the facility to $155,000 and reduced the scheduled quarterly repayments from $800 to $391. In addition the prepayment resulted in the recognition in interest expense of approximately $5,900 of deferred financing fees and the reclassification from other comprehensive loss for the portion of the related interest rate swap that is no longer designated as a hedge.

As of January 31, 2009, the number of stores which collateralize the Senior Secured Term Loan was reduced to 101 properties. The outstanding balance under the Term loan at the end of fiscal year 2008 was $150,794. The $3,858 decline in the outstanding balance was due to quarterly principal

(dollar amounts in thousands, except share data)

payments and an additional payment to release a store from the collateral pool to allow it to be sold to an unrelated third party.

Senior Subordinated Notes due December, 2014

On December 14, 2004, the Company issued $200,000 aggregate principal amount of 7.5% Senior Subordinated Notes due December 15, 2014. During fiscal year 2008 the Company repurchased notes in the principal amount of $25,465 with a portion of the net proceeds generated from the sale leaseback transactions on 63 stores during fiscal year 2008. On January 31, 2009 the outstanding balance of these notes was $174,535.

Revolving Credit Agreement due December, 2009

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500 with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000. The amendment also reduced the interest rate under the agreement to LIBOR plus 1.75% (after June 1, 2005, the rate decreased to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000 of reserves required as of December 2, 2004 under the line of credit agreement to support certain operating leases. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 7.51% at February 2, 2008. On January 16, 2009, the Company terminated this revolving credit agreement and recognized in interest expense $1,172 of deferred financing costs.

Revolving Credit Agreement due December, 2014

On January 16, 2009, the Company entered into a new revolving credit agreement with available borrowings up to $300,000. Our ability to borrow under the revolving credit agreement is based on a specific borrowing base consisting of inventory and accounts receivable. Total incurred fees of $6,754 were capitalized and will be amortized over the 5 year life of the facility. The interest rate on this credit line is LIBOR or Prime plus 2.75% to 3.25% based upon the then current availability under the facility. The weighted average interest rate on borrowing under the facility was 6.25% at January 31, 2009. Fees based on the unused portion of the facility range from 37.5 to 75.0 basis points. As of January 31, 2009, the availability under the facility was $182,115.

The weighted average interest rate on borrowings during fiscal years 2008 and 2007 was 5.8% and 7.51%, respectively.

Other Notes

During fiscal year 2008, notes payable with aggregate principal balances of $248 and a weighted average interest rates of 8.0% at February 2, 2008 was paid in full.

Other Matters

Several of the Company's debt agreements require compliance with covenants. The most restrictive of these requirements is contained in the Company's revolving credit agreement. During any period

(dollar amounts in thousands, except share data)

that the Company's availability under its revolving credit agreement drops below $52,500 the Company is required to maintain a consolidated fixed charge coverage ratio, of at least 1.1:1.0, calculated as the ratio of (a) EBITDA (net income plus interest charges, provision for taxes, depreciation and amortization expense, non-cash stock compensation expenses and other non-recurring, non-cash items) minus capital expenditures and income taxes paid to (b) the sum of debt service charges and restricted payments made. The failure to satisfy this covenant would constitute an event of default under the Company's revolving credit agreement, which would result in a cross-default under the Company's 7.5% Senior Subordinated Notes and Senior Secured Term Loan.

As of January 31, 2009, the Company had additional availability under the revolving credit agreement of approximately $182,115 and was in compliance with its financial covenants.

Other Contractual Obligations

In the third quarter of fiscal 2004, the Company entered into a vendor financing program with an availability of $20,000. Under this program, the Company's factor made accelerated and discounted payments to its vendors and the Company, in turn, made regularly-scheduled full vendor payments to the factor. This program was terminated effective December, 2007.

On June 29, 2007, we entered into a new vendor financing program with availability up to $65,000. The availability was subsequently reduced and as of January 31, 2009 the availability was $40,000. There was an outstanding balance of $31,930 and $14,254 under this program as of January 31, 2009 and February 2, 2008, respectively.

The Company has letter of credit arrangements in connection with its risk management, import merchandising and vendor financing programs. The Company was contingently liable for $354 and $691 in outstanding import letters of credit and $86,502 and $63,477 in outstanding standby letters of credit as of January 31, 2009 and February 2, 2008, respectively.

The Company is also contingently liable for surety bonds in the amount of $9,235 and $6,598 as of January 31, 2009 and February 2, 2008, respectively. The surety bonds guarantee certain of our payments (for example utilities, easement repairs, licensing requirements and customs fees).

The annual maturities of all long-term debt and capital lease commitments for the next five fiscal years are:

Year	Long-Term Debt	Capital Leases	Lease Financing Obligation	Total
2009	$ 1,078	$129	$ 247	$ 1,454
2010	1,078	—	258	1,336
2011	1,078	—	269	1,347
2012	1,078	—	281	1,359
2013	146,482	—	294	146,776
Thereafter	198,397	—	3,166	201,563
Total	$349,191	$129	$4,515	$353,835

(dollar amounts in thousands, except share data)

NOTE 3—ACCRUED EXPENSES

The Company's accrued expenses as of January 31, 2009 and February 2, 2008, were as follows:

	January 31, 2009	February 2, 2008
Casualty and medical risk insurance	$154,046	$164,435
Accrued compensation and related taxes	34,818	46,376
Sales tax payable	11,458	12,367
Other	54,432	69,445
Total	$254,754	$292,623

NOTE 4—OTHER CURRENT ASSETS

The Company's other current assets as of January 31, 2009 and February 2, 2008, were as follows:

	January 31, 2009	February 2, 2008
Reinsurance premiums and receivable	$62,014	$64,653
Deferred income taxes	—	11,837
Income taxes receivable	163	873
Other	244	106
Total	$62,421	$77,469

NOTE 5—LEASE AND OTHER COMMITMENTS

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. Net proceeds from this sale were $162,918. Concurrent with the sale, the Company entered into agreements to lease the stores back from the purchaser over minimum lease terms of 15 years. Each property has a separate lease and was separately evaluated under SFAS No.13, "Accounting for Leases (as amended)." The leases call for an initial term of 15 years with four five-year renewal options. The leases contain provisions to set rent at fair market value upon exercise of the renewal options. The leases have yearly incremental rental increases based on either CPI, with certain limitations, or fair market value. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified 33 of these leases as operating leases in accordance with SFAS No.13. The Company actively uses these properties and considers the leases as normal leasebacks. In accordance with SFAS No.98, "Accounting for Leases (as amended)," a $13,971 gain on the sale of these properties was recognized immediately upon execution of the sale and an $87,625 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases. The Company has continuing involvement in one property relating to an environmental indemnity and has recorded those associated net proceeds of $4,742, included in the total proceeds of $162,918, as a debt borrowing and as a financing activity in the Statement of Cash

(dollar amounts in thousands, except share data)

Flows. Accordingly, the Company continues to reflect the property on its balance sheet in accordance with SFAS No.13.

On March 25, 2008, the Company sold 18 owned properties to an independent third party. Net proceeds from this sale were $62,542. Concurrent with the sale, the Company entered into agreements to lease the properties back from the purchaser over a minimum lease term of 15 years. Each property was separately evaluated under SFAS No.13. The two master leases have an initial term of 15 years with four five-year renewal options of which none were considered bargain renewal options. The second through the fourth renewal options are at fair market rents. The leases have yearly incremental rental increases that are 1.5% of the prior year's rentals. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified these 18 leases as operating leases in accordance with SFAS No.13. The Company actively uses these properties and considers the leases as normal leasebacks. In accordance with SFAS No.98, a $9 gain on the sale of these properties was recognized immediately upon execution of the sale and a $26,809 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases.

On April 10, 2008, the Company sold 23 owned properties to an independent third party. Net proceeds from this sale were $72,977. Concurrent with the sale, the Company entered into agreements to lease the properties back from the purchaser over a minimum lease term of 15 years. Each property has a separate lease and was separately evaluated under SFAS No.13. The leases have an initial term of 15 years with four five-year renewal options of which none were considered bargain renewal options. The leases have yearly incremental rental increases that are 1.5% of the prior year's rentals. The second through the fourth renewal options are at fair market rents. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified 22 of these leases as operating leases in accordance with SFAS No.13. The Company actively uses these properties and considers the leases as normal leasebacks. In accordance with SFAS No.98, a $5,522 gain on the sale of these properties was recognized immediately upon execution of the sale and a $34,483 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases. The Company initially had continuing involvement in one property relating to an environmental indemnity and, accordingly, recorded $4,583 of the transaction's total net proceeds as a borrowing and as a financing activity in the Statement of Cash Flows. During the second quarter of fiscal year 2008, the Company provided the necessary documentation to satisfy its indemnity and remove its continuing involvement with this property. The Company then recorded the sale of this property as a sale-leaseback transaction, removing the asset and related lease financing and recorded a $1,515 deferred gain which is being recognized over the remaining minimum term of this lease.

On July 30, 2008, the Company sold 22 properties to an independent third party. Net proceeds from this sale were $75,951. Concurrent with the sale, the Company entered into agreements to lease the properties back from the purchaser over a minimum lease term of 15 years. Each property has a

(dollar amounts in thousands, except share data)

separate lease and was separately evaluated under SFAS No.13. The leases have an initial term of 15 years with four five-year renewal options. The leases have yearly incremental rental increases that are 1.5% of the prior year's rentals. The second through the fourth renewal options are at fair market rents. The Company discounted the minimum lease payments, reflecting escalation amounts, during the initial term of 15 years using its then incremental borrowing rate. For properties where the value of the land was greater than 25% of the property value, the building component was evaluated separately. The Company classified 21 of these leases as operating leases in accordance with SFAS No.13. The Company actively uses these properties and considers the leases as normal leasebacks. In accordance with SFAS No.98, a $2,124 gain on the sale of these properties was recognized immediately upon execution of the sale and a $28,638 gain was deferred. The immediate gain represents those properties sold where the realized gain exceeds the present value of the minimum lease payments. The deferred gain is being recognized over the minimum term of these leases. The Company initially had continuing involvement in one property relating to an environmental indemnity and, accordingly, recorded $3,896 of the transaction's total net proceeds as a borrowing and as a financing activity in the Statement of Cash Flows. During the third quarter of 2008, the Company provided the necessary documentation to satisfy its indemnity and removed its continuing involvement with this property. The Company then recorded the sale of this property as a sale-leaseback transaction, removing the asset and related lease financing and recorded a $2,448 deferred gain which is being recognized over the remaining minimum term of this lease.

During the second quarter of fiscal year 2008, the Company completed a sale-leaseback transaction for 22 stores. The $75,951 net proceeds were used to finance, together with $41,170 of cash on hand, the purchase of the 29 properties for $117,121 that were previously leased under a master operating lease.

The net book values of assets under capital leases and sale-leaseback transactions accounted for under the financing method are summarized as follows:

	January 31, 2009	February 2, 2008
Land	$ 1,859	$ 1,859
Buildings	2,258	2,258
Equipment	2,349	2,349
Accumulated depreciation	(2,829)	(2,430)
Net book value	$ 3,637	$ 4,036

(dollar amounts in thousands, except share data)

The aggregate minimum rental payments for such leases having initial terms of more than one year are as follows:

Year	Operating Leases	Capital Leases	Lease Financing Obligations
2009	$ 77,103	$129	$ 412
2010	74,294	—	413
2011	72,063	—	415
2012	69,992	—	416
2013	65,948	—	418
Thereafter	418,557	—	3,720
Aggregate minimum lease payments	$777,957	$129	$ 5,794
Less: interest on capital leases		—	(1,279)
Present Value of Net Minimum Lease Payments		$129	$ 4,515

Rental expenses incurred for operating leases in fiscal years 2008, 2007, and 2006 were $77,150; $69,255 and $59,313, respectively.

Our open purchase orders are based on current inventory or operational needs and are fulfilled by our vendors within short periods of time. We currently do not have minimum purchase commitments under our vendor supply agreements, except for a contract to purchase bulk oil for use in the Company's service bays which expires in 2011, and generally our open purchase orders (orders that have not been shipped) are not binding agreements. Those purchase obligations that are in transit from our vendors at January 31, 2009 are considered to be a contractual obligation.

NOTE 6—STOCKHOLDERS' EQUITY

SHARE REPURCHASE—TREASURY STOCK On September 7, 2006, the Company renewed its share repurchase program and reset the authority back to $100,000 for repurchases to be made from time to time in the open market or in privately negotiated transactions through September 30, 2007. During the first quarter of fiscal 2007, the Company repurchased 2,702,460 shares of Common Stock for $50,841. The Company also disbursed $7,311 for 494,800 shares of Common Stock repurchased during the fourth quarter of 2006. This program expired on September 30, 2007.

All of these repurchased shares were placed into the Company's treasury. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program.

BENEFITS TRUST On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to

(dollar amounts in thousands, except share data)

the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated.

NOTE 7—STORE CLOSURES AND ASSET IMPAIRMENTS

In the third quarter of fiscal year 2007, the Company adopted a long-term strategic plan. One of the initial steps in this plan was the identification of 31 low-return stores for closure. Immediately prior to their ultimate closures during the fourth quarter of fiscal year 2007, these stores were operated as clearance centers. The Company accounted for these store closures in accordance with the provisions of SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

During fiscal year 2007, the Company recorded charges of $15,551 related to store closures which included a $10,963 impairment charge to fixed assets, $2,906 in long-term lease and other related obligations, net of subleases, $155 in workforce reduction costs, and store breakdown costs of $1,527. The impairment of fixed assets includes the adjustment to the market value of those owned stores that were classified as assets held for disposal as of February 2, 2008 in accordance with SFAS No.144 and the impairment of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income.

The store closure costs are reflected in fiscal year 2007 Statement of Operations as follows:

	Cost of Merchandise Sales	Cost of Service Revenue	Selling, General and Administrative	Discontinued Operations (pre-tax)	Total
Impairment of fixed assets	$5,350	$1,849	$ —	$3,764	$10,963
Long-term lease obligations, net of sub-lease	1,479	493	—	934	2,906
Workforce reduction	—	—	111	44	155
Store breakdown cost	—	—	1,102	425	1,527
Total	$6,829	$2,342	$1,213	$5,167	$15,551

During fiscal year 2006, the Company recorded an $840 asset impairment charge principally related to one store location.

Earlier during fiscal year 2007, the Company closed 2 stores in addition to the 31 low-return stores.

During fiscal year 2008, the Company did not close any stores, however, the Company did record $5,353 of asset impairment charges to lower the carrying amounts of owned stores, classified as assets held for disposal, and the impairment of leasehold improvement in accordance with SFAS No.144 ($2,779 was charged to merchandise cost of sales, $648 was charged to service cost of sales and $1,926 (pretax) was charged to discontinued operations).

(dollar amounts in thousands, except share data)

The following details the reserve balances through January 31, 2009. The reserve includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

	Severance	Lease Expenses	Other Costs and Contractual Obligations	Total
Balance at January 28, 2006	$ —	$ 188	$ 109	$ 297
Accretion of present value of liabilities	—	677	—	677
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	—	839	—	839
Cash payments	—	(1,014)	—	(1,014)
Balance at February 3, 2007	$ —	$ 690	$ 109	$ 799
Store Closure Charge	155	2,906	—	3,061
Accretion of present value of liabilities	—	641	—	641
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	—	(627)	—	(627)
Cash payments	(97)	(36)	—	(133)
Balance at February 2, 2008	$ 58	$ 3,574	$ 109	$ 3,741
Store Closure Charge	—	—	—	—
Accretion of present value of liabilities	—	300	—	300
Change in assumptions about future sublease income, lease termination, contractual obligations and severance	—	102	(109)	(7)
Cash payments	(58)	(1,864)	—	(1,922)
Balance at January 31, 2009	$ —	$ 2,112	$ —	$ 2,112

NOTE 8—DISCONTINUED OPERATIONS

In accordance with SFAS No.144, the Company's discontinued operations reflect the operating results for 11 of the 31 low-return stores closed as part of the Company's long term strategic plan adopted in 2007. The remaining 20 stores' operating results are reflected in continuing operations, as

(dollar amounts in thousands, except share data)

the Company believes that its remaining stores will retain the cash flows lost from the 20 closed locations. Below is a summary of the results of discontinued operations:

Year ended	January 31, 2009	February 2, 2008	February 3, 2007
Merchandise Sales	$ —	$21,422	$23,213
Service Revenue	—	3,988	5,093
Total Revenues	—	25,410	28,306
(Loss) Earnings from Discontinued Operations Before Income Taxes	$(2,448)	$(6,064)	$ 6,129

A store location is classified as "held for disposal" when (i) the Company has committed to a plan to sell the store location, (ii) the store location is vacant and is available for sale, (iii) the Company is actively marketing the store location for sale, (iv) the sale price is reasonable in relation to its current fair value and (v) the Company expects to complete the sale within one year from the date the store location is first classified as held for sale. No depreciation expense is recognized during the period the asset is held for disposal. Assets held for disposal were as follows:

	January 31, 2009	February 2, 2008
Land	$ 7,332	$ 9,976
Buildings and improvements	11,265	15,805
Less accumulated depreciation and amortization	(5,944)	(8,863)
Total Property and Equipment—Net	$12,653	$16,918

During the third quarter of fiscal year 2007, the Company recorded an impairment charge related to certain of stores locations to be closed of which 15 were owned and 16 were leased. As of February 2, 2008, the 15 owned store locations were vacant and available for sale and, accordingly, were first classified as "assets held for disposal."

During fiscal year 2008, the Company sold 5 of these properties for $5,428 and recorded a net gain of $174 of which $52 is reported in Discontinued Operations. On August 2, 2008, the Company purchased 29 master lease properties. Subsequent to the purchase, 4 of these properties were classified as "held for disposal." The Company sold one of the master lease properties for $1,266 and recorded a gain of $254 which is reported in Discontinued Operations.

The real estate market deteriorated since February 2, 2008, the date which ten properties were initially classified as held for disposal. These properties have not been sold as of January 31, 2009. During fiscal year 2008, the Company actively solicited but did not receive any reasonable offers to purchase the properties. The Company reduced its prices resulting in an impairment charge of $3,075 and continues to actively market these properties at a price that the Company believes reasonable given current market conditions. The Company continues to classify 13 properties as held for disposal as it expects them to be sold within the next twelve months.

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION

The Company's 7.50% Senior Subordinated Notes (the "Notes") are fully and unconditionally and joint and severally guaranteed by certain of the Company's direct and indirectly wholly-owned subsidiaries—namely, The Pep Boys Manny Moe & Jack of California, The Pep Boys—Manny Moe & Jack of Delaware, Inc., The Pep Boys—Manny Moe & Jack of Puerto Rico, Inc. and PBY Corporation, (collectively, the "Subsidiary Guarantors"). The Notes are not guaranteed by the Company's wholly owned subsidiary, Colchester Insurance Company.

The following condensed consolidating information presents, in separate columns, the condensed consolidating balance sheets as of January 31, 2009 and February 2, 2008 and the related condensed consolidating statements of operations and condensed consolidating statements of cash flows for the fiscals ended January 31, 2009, February 2, 2008 and February 3, 2007 for (i) the Company ("Pep Boys") on a parent only basis, with its investment in subsidiaries recorded under the equity method, (ii) the Subsidiary Guarantors on a combined basis including the consolidation by PBY Corporation of its wholly owned subsidiary, The Pep Boys Manny Moe & Jack of California, (iii) the subsidiary of the Company that does not guarantee the Notes, and (iv) the Company on a consolidated basis.

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 31, 2009, February 2, 2008 and February 3, 2007
(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING BALANCE SHEET

As of January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 12,753	$ 6,393	$ 2,186	$ —	$ 21,332
Accounts receivable, net	16,571	12,260	—	—	28,831
Merchandise inventories	199,304	365,627	—	—	564,931
Prepaid expenses	13,597	15,820	13,919	(17,946)	25,390
Other	1,193	11	66,797	(5,580)	62,421
Assets held for disposal	1,830	10,823	—	—	12,653
Total Current Assets	245,248	410,934	82,902	(23,526)	715,558
Property and Equipment—Net	239,859	487,956	32,226	(19,710)	740,331
Investment in subsidiaries	1,699,568	—	—	(1,699,568)	—
Intercompany receivable	—	989,077	85,145	(1,074,222)	—
Deferred income taxes	24,075	53,633	—	—	77,708
Other	17,614	1,178	—	—	18,792
Total Assets	$2,226,364	$1,942,778	$200,273	$(2,817,026)	$1,552,389
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 212,331	$ 9	$ —	$ —	$ 212,340
Trade payable program liability	31,930	—	—	—	31,930
Accrued expenses	28,802	67,748	175,985	(17,781)	254,754
Deferred income taxes	16,355	25,238	—	(5,745)	35,848
Current maturities of long-term debt and obligations under capital leases	1,208	245	—	—	1,453
Total Current Liabilities	290,626	93,240	175,985	(23,526)	536,325
Long-term debt and obligations under capital leases, less current maturities	332,682	19,700	—	—	352,382
Other long-term liabilities	34,868	35,454	—	—	70,322
Deferred gain from asset sales	70,810	119,104	—	(19,710)	170,204
Intercompany liabilities	1,074,222	—	—	(1,074,222)	—
Stockholders' Equity	423,156	1,675,280	24,288	(1,699,568)	423,156
Total Liabilities and Stockholders' Equity	$2,226,364	$1,942,778	$200,273	$(2,817,026)	$1,552,389

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 31, 2009, February 2, 2008 and February 3, 2007
(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING BALANCE SHEET

As of February 2, 2008	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 12,208	$ 6,655	$ 2,063	$ —	$ 20,926
Accounts receivable, net	15,580	13,854	16	—	29,450
Merchandise inventories	198,975	362,177	—	—	561,152
Prepaid expenses	21,368	17,938	18,655	(14,119)	43,842
Other	21,272	15	69,323	(13,141)	77,469
Assets held for disposal	4,991	11,927	—	—	16,918
Total Current Assets	274,394	412,566	90,057	(27,260)	749,757
Property and Equipment—Net	258,527	509,398	32,908	(20,054)	780,779
Investment in subsidiaries	1,646,349	—	—	(1,646,349)	—
Intercompany receivable	—	888,352	81,833	(970,185)	—
Deferred income taxes	1,403	19,372	—	—	20,775
Other	31,638	971	—	—	32,609
Total Assets	$2,212,311	$1,830,659	$204,798	$(2,663,848)	$1,583,920
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 245,414	$ 9	$ —	$ —	$ 245,423
Trade payable program liability	14,254	—	—	—	14,254
Accrued expenses	57,320	70,486	183,910	(19,093)	292,623
Deferred income taxes	—	8,167	—	(8,167)	—
Current maturities of long-term debt and obligations under capital leases	1,843	271	—	—	2,114
Total Current Liabilities	318,831	78,933	183,910	(27,260)	554,414
Long-term debt and obligations under capital leases, less current maturities	369,657	30,359	—	—	400,016
Other long-term liabilities	38,109	34,074	—	—	72,183
Deferred gain from sale of assets	44,817	61,832	—	(20,054)	86,595
Intercompany liabilities	970,185	—	—	(970,185)	—
Stockholders' Equity	470,712	1,625,461	20,888	(1,646,349)	470,712
Total Liabilities and Stockholders' Equity	$2,212,311	$1,830,659	$204,798	$(2,663,848)	$1,583,920

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 31, 2009, February 2, 2008 and February 3, 2007
(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise Sales	$ 531,068	$1,038,596	$ —	$ —	$1,569,664
Service Revenue	124,206	233,918	—	—	358,124
Other Revenue	—	—	22,939	(22,939)	—
Total Revenues	655,274	1,272,514	22,939	(22,939)	1,927,788
Costs of Merchandise Sales	391,186	739,608	—	(1,632)	1,129,162
Costs of Service Revenue	110,515	222,831	—	(152)	333,194
Costs of Other Revenue	—	—	19,621	(19,621)	—
Total Costs of Revenues	501,701	962,439	19,621	(21,405)	1,462,356
Gross Profit from Merchandise Sales	139,882	298,988	—	1,632	440,502
Gross Profit from Service Revenue	13,691	11,087	—	152	24,930
Gross Profit from Other Revenue	—	—	3,318	(3,318)	—
Total Gross Profit	153,573	310,075	3,318	(1,534)	465,432
Selling, General and Administrative Expenses	178,650	310,098	296	(4,000)	485,044
Net Gain from Dispositions of Assets	3,392	6,324	—	—	9,716
Operating (Loss) Profit	(21,685)	6,301	3,022	2,466	(9,896)
Non-Operating (Expense) Income	(15,383)	111,434	2,543	(96,627)	1,967
Interest Expense (Income)	90,313	34,281	(3,385)	(94,161)	27,048
(Loss) Earnings from Continuing Operations Before Income Taxes	(127,381)	83,454	8,950	—	(34,977)
Income Tax (Benefit) Expense	(41,417)	32,192	3,086		(6,139)
Equity in Earnings of Subsidiaries	55,683	—	—	(55,683)	—
Net (Loss) Earnings from Continuing Operations	(30,281)	51,262	5,864	(55,683)	(28,838)
Loss From Discontinued Operations, Net of Tax	(148)	(1,443)	—	—	(1,591)
Net (Loss) Earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)

(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 2, 2008	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise Sales	$ 600,611	$1,148,967	$ —	$ —	$1,749,578
Service Revenue	135,110	253,387	—	—	388,497
Other Revenue	—	—	24,592	(24,592)	—
Total Revenues	735,721	1,402,354	24,592	(24,592)	2,138,075
Costs of Merchandise Sales	455,204	852,124	—	(1,376)	1,305,952
Costs of Service Revenue	116,453	229,844	—	(411)	345,886
Costs of Other Revenue	—	—	18,989	(18,989)	—
Total Costs of Revenues	571,657	1,081,968	18,989	(20,776)	1,651,838
Gross Profit from Merchandise Sales	145,407	296,843	—	1,376	443,626
Gross Profit from Service Revenue	18,657	23,543	—	411	42,611
Gross Profit from Other Revenue	—	—	5,603	(5,603)	—
Total Gross Profit	164,064	320,386	5,603	(3,816)	486,237
Selling, General and Administrative Expenses	181,225	343,093	338	(6,283)	518,373
Net Gain from Dispositions of Assets	3,095	12,056	—	—	15,151
Operating (Loss) Profit	(14,066)	(10,651)	5,265	2,467	(16,985)
Non-Operating (Expense) Income	(15,384)	133,428	2,630	(115,428)	5,246
Interest Expense (Income)	126,073	43,338	(5,157)	(112,961)	51,293
(Loss) Earnings from Continuing Operations Before Income Taxes	(155,523)	79,439	13,052	—	(63,032)
Income Tax (Benefit) Expense	(56,041)	25,881	4,566		(25,594)
Equity in Earnings of Subsidiaries	59,537	—	—	(59,537)	—
Net (Loss) Earnings from Continuing Operations	(39,945)	53,558	8,486	(59,537)	(37,438)
Loss From Discontinued Operations, Net of Tax	(1,094)	(2,507)	—	—	(3,601)
Net (Loss) Earnings	$ (41,039)	$ 51,051	$ 8,486	$ (59,537)	$ (41,039)

(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 3, 2007	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation/ Elimination	Consolidated
Merchandise Sales	$ 645,873	$1,207,204	$ —	$ —	$1,853,077
Service Revenue	136,102	254,676	—	—	390,778
Other Revenue	—	—	27,407	(27,407)	—
Total Revenues	781,975	1,461,880	27,407	(27,407)	2,243,855
Costs of Merchandise Sales	462,165	857,636	—	—	1,319,801
Costs of Service Revenue	124,441	233,333	—	—	357,774
Costs of Other Revenue	—	—	32,020	(32,020)	—
Total Costs of Revenues	586,606	1,090,969	32,020	(32,020)	1,677,575
Gross Profit from Merchandise Sales	183,708	349,568	—	—	533,276
Gross Profit from Service Revenue	11,661	21,343	—	—	33,004
Gross Loss from Other Revenue	—	—	(4,613)	4,613	—
Total Gross Profit (Loss)	195,369	370,911	(4,613)	4,613	566,280
Selling, General and Administrative Expenses	186,208	355,328	355	4,508	546,399
Net Gain from Dispositions of Assets	35	8,933	—	—	8,968
Operating Profit (Loss)	9,196	24,516	(4,968)	105	28,849
Non-Operating (Expense) Income	(18,282)	125,271	1,695	(101,661)	7,023
Interest Expense (Income)	107,102	49,003	(5,207)	(101,556)	49,342
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(116,188)	100,784	1,934	—	(13,470)
Income Tax (Benefit) Expense	(41,445)	34,400	646	—	(6,399)
Equity in Earnings of Subsidiaries	71,932	—	—	(71,932)	—
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(2,811)	66,384	1,288	(71,932)	(7,071)
Earnings From Discontinued Operations, Net of Tax	73	4,260	—	—	4,333
Cumulative Effect of Change in Accounting Principle, Net of Tax	189	—	—	—	189
Net (Loss) Earnings	$ (2,549)	$ 70,644	$ 1,288	$ (71,932)	$ (2,549)

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended January 31, 2009, February 2, 2008 and February 3, 2007

(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

January 31, 2009	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash Flows from Operating Activities:					
Net (Loss) Earnings	$ (30,429)	$ 49,819	$ 5,864	$(55,683)	$ (30,429)
Adjustments to Reconcile Net (Loss) Earnings to Net Cash (Used in) Provided By Continuing Operations:					
Net loss from discontinued operations	148	1,443	—	—	1,591
Depreciation and amortization	25,442	47,427	682	(344)	73,207
Amortization of Deferred Gain from asset sale	(3,468)	(7,161)	—	344	(10,285)
Accretion of asset disposal obligation	91	172	—	—	263
Stock compensation expense	2,743	—	—	—	2,743
Equity in earnings of subsidiaries	(55,683)	—	—	55,683	—
Gain on debt retirement	(3,460)	—	—	—	(3,460)
Deferred income taxes	10,733	(17,190)	199	—	(6,258)
Gain from disposition of assets	(3,394)	(6,322)	—	—	(9,716)
Loss from asset impairments	531	2,896	—	—	3,427
Change in fair value of derivatives	177	—	—	—	177
Dividends received from subsidiary	2,464	—	—	(2,464)	—
Excess tax benefits from stock based awards	(3)	—	—	—	(3)
Increase in cash surrender value of life insurance policies	100	—	—	—	100
Changes in operating assets and liabilities:					
Decrease in accounts receivable, prepaid expenses and other	17,926	2,211	5,079	(1,312)	23,904
Increase in merchandise inventories	(328)	(3,451)	—	—	(3,779)
Decrease in accounts payable	(33,083)	—	—	—	(33,083)
(Decrease) increase in accrued expenses	(28,591)	211	(7,925)	1,312	(34,993)
Decrease in other long-term liabilities	(10,154)	(1,838)	—	—	(11,992)
Net cash (used in) provided by continuing operations	(108,238)	68,217	3,899	(2,464)	(38,586)
Net cash used in discontinued operations	(82)	(839)	—	—	(921)
Net Cash (Used in) Provided by Operating Activities	(108,320)	67,378	3,899	(2,464)	(39,507)
Cash Flows from Investing Activities:					
Cash paid for property and equipment	(44,727)	(107,156)	—	—	(151,883)
Proceeds from disposition of assets	64,876	145,759	—	—	210,635
Life insurance proceeds received	15,588	—	—	—	15,588
Net cash provided by continuing operations	35,737	38,603	—	—	74,340
Net cash provided by discontinued operations	3,047	1,339	—	—	4,386
Net Cash Provided by Investing Activities	38,784	39,942	—	—	78,726
Cash Flows from Financing Activities:					
Borrowings under line of credit agreements	87,659	117,503	—	—	205,162
Payments under line of credit agreements	(95,428)	(127,917)	—	—	(223,345)
Excess tax benefits from stock based awards	3				3
Borrowings on trade payable program liability	196,680	—	—	—	196,680
Payments on trade payable program liability	(179,004)	—	—	—	(179,004)
Payments for finance issuance costs	(6,847)	(89)	—	—	(6,936)
Proceeds from lease financing	4,676	3,985	—	—	8,661
Reduction of long-term debt	(26,189)	(339)	—	—	(26,528)
Payments on capital lease obligations	(270)	—	—	—	(270)
Intercompany borrowings (payments)	102,037	(100,725)	(1,312)	—	—
Dividends paid	(14,111)	—	(2,464)	2,464	(14,111)
Proceeds from exercise of stock options	23	—	—	—	23
Proceeds from dividend reinvestment plan	852	—	—	—	852
Net Cash Provided by (Used in) Financing Activities	70,081	(107,582)	(3,776)	2,464	(38,813)
Net Increase (Decrease) in Cash	545	(262)	123	—	406
Cash and Cash Equivalents at Beginning of Year	12,208	6,655	2,063	—	20,926
Cash and Cash Equivalents at End of Year	$ 12,753	$ 6,393	$ 2,186	$ —	$ 21,332

(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

As of February 2, 2008	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash Flows from Operating Activities:					
Net (Loss) Earnings	$ (41,039)	$ 51,051	$ 8,486	$(59,537)	$ (41,039)
Adjustments to Reconcile Net (Loss) Earnings to Net Cash (Used in) Provided By Continuing Operations:					
Net loss (earnings) from discontinued operations	1,094	2,507	—	—	3,601
Depreciation and amortization	28,606	52,168	683	(421)	81,036
Amortization of deferred gain from asset sale	(718)	(733)	—	421	(1,030)
Accretion of asset disposal obligation	96	180	—	—	276
Stock compensation expense	9,756	—	—	—	9,756
Inventory impairment	12,413	20,390	—	—	32,803
Equity in earnings of subsidiaries	(59,537)	—	—	59,537	—
Deferred income taxes	11,550	(39,929)	192	—	(28,187)
Gain from dispositions of assets	(3,095)	(12,056)	—	—	(15,151)
Loss from asset impairment	1,772	5,427	—	—	7,199
Change in fair value of derivatives	9,268	—	—	—	9,268
Dividends received from subsidiary	2,467	—	—	(2,467)	—
Excess tax benefits from stock based awards	(1,104)	—	—	—	(1,104)
Increase in cash surrender value of life insurance policies	(4,928)	—	—	—	(4,928)
Changes in operating assets and liabilities:					
(Increase) decrease in accounts receivable, prepaid expenses and other	(6,238)	(1,782)	6,896	(455)	(1,579)
Increase in merchandise inventories	57	13,030	—	—	13,087
Decrease in accounts payable	(20,066)	—	—	—	(20,066)
Increase (decrease) in accrued expenses	20,932	107	(11,411)	455	10,083
(Decrease) increase in other long-term liabilities	(6,265)	3,041	—	—	(3,224)
Net cash (used in) provided by continuing operations	(44,979)	93,401	4,846	(2,467)	50,801
Net cash provided by discontinued operations	659	1,324	—	—	1,983
Net Cash (Used in) Provided by Operating Activities	(44,320)	94,725	4,846	(2,467)	52,784
Cash Flows from Investing Activities:					
Cash paid for property and equipment	(17,128)	(25,988)	—	—	(43,116)
Proceeds from dispositions of assets	46,907	115,805	—	—	162,712
Life insurance proceeds received	30,045	—	—	—	30,045
Net cash provided by continuing operations	59,824	89,817	—	—	149,641
Net cash (used in) discontinued operations	(108)	(271)	—	—	(379)
Net Cash Provided by Investing Activities	59,716	89,546	—	—	149,262
Cash Flows from Financing Activities:					
Borrowings under line of credit agreements	231,458	338,636	—	—	570,094
Payments under line of credit agreements	(221,529)	(324,088)			(545,617)
Excess tax benefits from stock based awards	1,104	—	—	—	1,104
Borrowings on trade payable program liability	142,884	—	—	—	142,884
Payments on trade payable program liability	(142,620)	—	—	—	(142,620)
Payments for finance issuance costs	—	(85)	—	—	(85)
Proceeds from lease financing	—	4,827	—	—	4,827
Reduction of long-term debt	(165,368)	(41)	—	—	(165,409)
Payments on capital lease obligations	(286)	—	—	—	(286)
Intercompany borrowings (payments)	205,484	(204,811)	(673)	—	—
Dividends paid	(14,177)	—	(2,467)	2,467	(14,177)
Repurchase of common stock	(58,152)	—	—	—	(58,152)
Proceeds from exercise of stock options	3,652	—	—	—	3,652
Proceeds from dividend reinvestment plan	781	—	—	—	781
Net Cash (Used in) Provided by Financing Activities	(16,769)	(185,562)	(3,140)	2,467	(203,004)
Net (Decrease) Increase in Cash	(1,373)	(1,291)	1,706	—	(958)
Cash and Cash Equivalents at Beginning of Year	13,581	7,946	357	—	21,884
Cash and Cash Equivalents at End of Year	$ 12,208	$ 6,655	$ 2,063	$ —	$ 20,926

(dollar amounts in thousands, except share data)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended February 3, 2007	Pep Boys	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidation Elimination	Consolidated
Cash Flows from Operating Activities:					
Net (Loss) Earnings	$ (2,549)	$ 70,644	$ 1,288	$(71,932)	$ (2,549)
Adjustments to Reconcile Net (Loss) Earnings to Net Cash (Used in) Provided By Continuing Operations:					
Net loss (earnings) from discontinued operations	(73)	(4,260)	—	—	(4,333)
Depreciation and amortization	31,440	56,085	240	(240)	87,525
Cumulative effect of change in accounting principle	(189)	—	—	—	(189)
Accretion of asset disposal obligation	94	172	—	—	266
Loss on defeasance of convertible debt	755	—	—	—	755
Stock compensation expense	3,051	—	—	—	3,051
Cancellation of vested stock options	(1,056)	—	—	—	(1,056)
Equity in earnings of subsidiaries	(71,932)	—	—	71,932	—
Deferred income taxes	(11,598)	(3,055)	6,337	—	(8,316)
Gain from dispositions of assets	(35)	(8,933)	—	—	(8,968)
Dividends received from subsidiaries	527	—	—	(527)	—
Loss from asset impairment	550	290	—	—	840
Change in fair value of derivatives	(5,568)	—	—	—	(5,568)
Excess tax benefits from stock based awards	(95)	—	—	—	(95)
Increase in cash surrender value of life insurance policies	(2,143)	—	—	—	(2,143)
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	24,587	7,113	(5,712)	(1,943)	24,045
Increase (decrease) in merchandise inventories	(2,061)	11,311	—	—	9,250
Increase in accounts payable	3,549	—	—	—	3,549
(Decrease) increase in accrued expenses	(7,301)	(18,154)	(151)	21,441	(4,165)
Increase (decrease) in other long-term liabilities	23,195	(1,844)	—	(19,258)	2,093
Net cash (used in) provided by continuing operations	(16,852)	109,369	2,002	(527)	93,992
Net cash used in discontinued operations	(780)	(782)	—	—	(1,562)
Net Cash (Used in) Provided by Operating Activities	(17,632)	108,587	2,002	(527)	92,430
Cash Flows from Investing Activities:					
Cash paid for property and equipment	(23,547)	(25,844)	(33,830)	33,830	(49,391)
Proceeds from dispositions of assets	34,927	9,464	—	(33,830)	10,561
Proceeds from life insurance policies	(24,669)	—	—	—	(24,669)
Net cash (used in) continuing operations	(13,289)	(16,380)	(33,830)	—	(63,499)
Net cash (used in) provided by discontinued operations	(246)	6,406	—	—	6,160
Net Cash (Used in) Investing Activities	(13,535)	(9,974)	(33,830)	—	(57,339)
Cash Flows from Financing Activities:					
Net borrowings under line of credit agreements	195,762	391,231	—	—	586,993
Payments under line of credit agreements	(211,960)	(423,602)	—	—	(635,562)
Excess tax benefits from stock based awards	95	—	—	—	95
Borrowings on trade payable program liability	76,713	—	—	—	76,713
Payments on trade payable program liability	(73,879)	—	—	—	(73,879)
Payments for finance issuance costs	(2,217)	—	—	—	(2,217)
Proceeds from issuance of notes	121,000	—	—	—	121,000
Reduction of long-term debt	(2,263)	—	—	—	(2,263)
Reduction of convertible debt	(119,000)	—	—	—	(119,000)
Payments on capital lease obligations	(227)	—	—	—	(227)
Intercompany borrowings (payments)	61,846	(65,249)	3,403	—	—
Dividends paid	(14,757)	—	(527)	527	(14,757)
Proceeds from exercise of stock options	722	—	—	—	722
Proceeds from dividend reinvestment plan	894	—	—	—	894
Net Cash Provided by (Used in) Financing Activities	32,729	(97,620)	2,876	527	(61,488)
Net Increase (Decrease) in Cash	1,562	993	(28,952)	—	(26,397)
Cash and Cash Equivalents at Beginning of Year	12,019	6,953	29,309	—	48,281
Cash and Cash Equivalents at End of Year	$ 13,581	$ 7,946	$ 357	$ —	$ 21,884

(dollar amounts in thousands, except share data)

NOTE 10—BENEFIT PLANS

DEFINED BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan has a defined benefit component that provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP. On January 31, 2004, we amended and restated our SERP. This amendment converted the defined benefit portion of the SERP to a defined contribution portion for certain unvested participants and all future participants. On December 31, 2008 the Company terminated the defined benefit portion of the SERP with a $14,441 payment and recorded a $6,005 settlement charge in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

The Company uses a fiscal-end measurement date for determining benefit obligations and the fair value of plan assets of its plans.

Pension expense includes the following:

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Service cost	$ 110	$ 166	$ 246
Interest cost	3,346	3,419	3,071
Expected return on plan assets	(2,450)	(2,320)	(2,176)
Amortization of transitional obligation	150	163	163
Amortization of prior service cost	340	370	360
Recognized actuarial loss	975	1,814	2,335
Net periodic benefit cost	2,471	3,612	3,999
Settlement charge	6,005	—	—
Total Pension Expense	$ 8,476	$ 3,612	$ 3,999

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended January 31, 2009, February 2, 2008 and February 3, 2007
(dollar amounts in thousands, except share data)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

Year ended	January 31, 2009	February 2, 2008
Measurement Date	January 31, 2009	February 2, 2008
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 56,533	$ 57,614
Service cost	110	166
Interest cost	3,345	3,419
Plan amendment	—	64
FAS 158 change in measurement date	—	299
Curtailment gain	(2,606)	
Actuarial loss (gain)	829	(3,028)
Benefits paid	(21,215)	(2,001)
Benefit obligation at end of year	$ 36,996	$ 56,533
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 37,280	$ 37,494
Actual return on plan assets (net of expenses)	(8,291)	933
FAS 158 change in measurement date	—	193
Employer contributions	19,918	661
Benefits paid	(21,215)	(2,001)
Fair value of plan assets at end of year	$ 27,692	$ 37,280
Unfunded Status at Fiscal Year End	$ (9,304)	$(19,253)
Net Amounts Recognized on Consolidated Balance Sheet at Fiscal Year End		
Current benefit liability (included in accrued expenses)	$ —	$ (2,865)
Noncurrent benefit liability (included in other long-term liabilities)	(9,304)	(16,388)
Net amount recognized at fiscal year end	$ (9,304)	$(19,253)
Amounts Recognized in Other Comprehensive Income (Pre-Tax) at Fiscal Year End		
Net loss	$ 12,233	$ 9,671
Prior service cost	68	1,137
Net amount recognized at fiscal year end	$ 12,301	$ 10,808
Other Comprehensive Loss (Income) Attributable to Change in Pension Liability Recognition	$ 1,493	$ (4,118)
Accumulated Benefit Obligation at Fiscal Year End	36,996	53,715
Cash Flows		
Employer contributions expected during fiscal 2009 and 2008	$ —	$ 2,865

(dollar amounts in thousands, except share data)

The following table sets forth additional fiscal year-end information for the defined benefit portion of the Company's SERP for which the accumulated benefit obligation is in excess of plan assets:

	January 31, 2009	February 2, 2008
Projected benefit obligation	$—	$18,369
Accumulated benefit obligation	—	15,552

	January 31, 2009	February 2, 2008
Estimated Amortization	$1,760	$1,623

The following actuarial assumptions were used by the Company to determine pension expense and to present disclosure benefit obligations:

	January 31, 2009	February 2, 2008	February 3, 2007
Weighted-Average Assumptions:			
Measurement date	January 31, 2009	February 2, 2008	December 31, 2006
Discount rate	7.00%	6.50%	5.90%
Rate of compensation increase	N/A	4.00%(1)	4.00%(1)
Weighted-Average Assumptions for Net Periodic Benefit Cost Development:			
Discount rate	6.50%	5.90%	5.70%
Expected return on plan assets	6.70%	6.30%	6.30%
Rate of compensation expense	4.00%(1)	4.00%(1)	4.00%(1)

(1) Bonuses are assumed to be 25% of base pay for the SERP.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.70% long-term rate of return on assets assumption for fiscal year 2008 and 6.30% for fiscal year 2007 and fiscal year 2006.

The Company selected the discount rate at January 31, 2009 to reflect a rate commensurate with a model bond portfolio with durations that match the expected payment patterns of the plans.

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds and fixed income mutual fund investments with maturities of less than five years, and the Company's common stock.

Our target asset allocation is 50% equity securities and 50% fixed income. The weighted average asset allocations by asset category are as follows:

Plan Assets	January 31, 2009	February 2, 2008
Equity securities	44%	54%
Fixed income	56%	46%
Total	100%	100%

(dollar amounts in thousands, except share data)

Equity securities include Pep Boys common stock in the amounts of $200 (0.6% of total plan assets) and $640 (1.7% of total plan assets) at January 31, 2009 and February 2, 2008, respectively.

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

2009	$ 1,675
2010	1,759
2011	1,849
2012	1,982
2013	2,119
2014 – 2018	12,605

DEFINED CONTRIBUTION PLANS

The non-qualified SERP has a non-qualified defined contribution portion for key employees designated by the Board of Directors. The Company's contribution expense for the defined contribution portion of the SERP was $163, $440 and $603 for fiscal years 2008, 2007 and 2006, respectively.

The Company has 401(k) savings plans, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $3,286; $3,480 and $2,963 in fiscal years 2008, 2007 and 2006, respectively.

DEFERRED COMPENSATION PLAN

The Company adopted a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with the Company stock that vests and is expensed over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued under the Stock Incentive Plans.

RABBI TRUST

The Company has accounted for the non-qualified deferred compensation plan and the SERP in accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." The Company establishes and maintains a deferred liability for these plans. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in various securities, including life insurance policies. These assets are included in non-current other assets. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred liability, are recognized in the Company's consolidated statement of operations. Under these plans, there were liabilities of $2,699 at January 31, 2009 and $20,558 at February 2, 2008, respectively. The decrease in the liability was due to the payout of the defined benefit portion of the SERP.

(dollar amounts in thousands, except share data)

NOTE 11—EARNINGS PER SHARE

Basic earnings per share is based on net earnings divided by the weighted average number of shares outstanding during the period. Adjustments for the stock options were anti-dilutive in fiscal years 2008, 2007 and 2006 and therefore excluded from the calculation due to the Company's net loss for the year. Additionally, adjustments for the convertible senior notes and purchase rights were anti-dilutive in all periods presented. During fiscal year 2008, no convertible notes were outstanding.

The following schedule presents the calculation of basic and diluted earnings per share for net loss from continuing operations:

Year ended	January 31, 2009	February 2, 2008	February 3, 2007
Net loss from continuing operations	$ (28,838)	$ (37,438)	$ (7,071)
Average number of common shares outstanding during period	52,136,000	52,130,000	54,318,000
Basic and Diluted Loss Per Share:			
Net loss From Continuing Operations	$ (0.55)	$ (0.72)	$ (0.13)
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.03)	(0.07)	0.08
Basic and Diluted Loss Per Share	$ (0.58)	$ (0.79)	$ (0.05)

All outstanding options and non vested restricted stock units were excluded from the computation of diluted EPS because they were anti-dilutive for the fiscal years ended January 31, 2009; February 2, 2008 and February 3, 2007.

NOTE 12—EQUITY COMPENSATION PLANS

The Company has a stock-based compensation plan originally approved by the stockholders on May 21, 1990 under which it has previously granted non-qualified stock options and incentive stock options to key employees and members of its Board of Directors. As of February 2, 2007, there were no awards remaining available for grant under the 1990 Plan. The Company has a stock-based compensation plan originally approved by the stockholders on June 2, 1999 under which it has previously granted and may continue to grant non-qualified stock options, incentive stock options and restricted stock units (RSUs) to key employees and members of its Board of Directors. As of January 31, 2009, there were 1,638,118 awards remaining available for grant under the 1999 Plan. The Company adopted two standalone inducement plans under which it can grant non-qualified stock options and RSUs. As of January 31, 2009, there were no awards outstanding and 500,000 awards available for grant under these plans.

Incentive stock options and non-qualified stock options previously granted under the 1990 and 1999 plans (i) to non-officers, vest fully on the third anniversary of their grant date and (ii) to officers (other than the current President & Chief Executive Officer), vest over a four-year period, with one-fifth vesting on each of the grant date and the next four anniversaries thereof.

Non-qualified stock options and RSUs granted to the current President & Chief Executive Officer vest over a three-year period, with one-quarter vesting on each of the grant date and the next three anniversaries thereof.

Generally, all options granted prior to March 3, 2004 carry an expiration date of ten years and options granted on or after March 3, 2004 carry an expiration date of seven years.

RSUs previously granted to non-officers vest fully on the third anniversary of their grant date. RSUs previously granted to officers (i) on or prior to January 28, 2006, generally vest over a four-year period with one-fifth vesting on each of the grant date and the next four anniversaries thereof and (ii) after January 28, 2006, generally vest over a four-year period with one-fourth vesting on each of the first four anniversaries of the grant date.

The Company has also granted RSUs under the 1999 plan in conjunction with its non-qualified deferred compensation plan. Under the deferred compensation plan, the first 20% of an officer's bonus deferred into the Company's stock fund is matched by the Company on a one-for-one basis with RSUs that vest over a three-year period, with one third vesting on each of the first three anniversaries of the grant date.

The exercise price, term and other conditions applicable to future stock option and RSU grants under the 1999 plan are generally determined by the Board of Directors; provided that the exercise price of stock options must be at least 100% of the quoted market price of the common stock on the grant date. The Company currently satisfies all share requirements resulting from RSU conversions and option exercises from its Treasury. The Company believes its Treasury share balance at January 31, 2009 is adequate to satisfy such activity during the next twelve-month period.

The following table summarizes the options under our plans:

	Fiscal 2008	
	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	2,449,701	$15.50
Granted	352,812	10.97
Exercised	(3,750)	6.38
Forfeited	(638,608)	14.53
Expired	(1,244,444)	16.42
Outstanding—end of year	915,711	13.20
Vested and expected to vest	894,430	13.24
Options exercisable at year end	682,418	$13.79

The following table summarizes information about options during the last three fiscal years (dollars in thousands except per option amount):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Weighted average fair value at grant date per option	$3.47	$ 5.04	$10.04
Intrinsic value of options exercised	8	2,194	370

The aggregate intrinsic value of outstanding options and outstanding vested options at January 31, 2009 was $0. At January 31, 2009, the weighted average remaining contractual term of outstanding options and exercisable options is 4 years and 2.7 years, respectively. At January 31, 2009, the weighted average remaining contractual term and aggregate intrinsic value of outstanding and expected to vest options is 5.9 years and $0. The cash received and related tax benefit realized from options exercised during fiscal 2008 was $23 and $9, respectively. At January 31, 2009, there was approximately $647 of total unrecognized pre-tax compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.5 years.

The following table summarizes information about non-vested stock awards (RSUs) since February 2, 2008:

	Number of RSUs	Weighted Average Fair Value
Nonvested at February 2, 2008	710,945	$15.58
Granted	254,165	11.25
Forfeited	(402,201)	14.21
Vested	(243,900)	15.60
Nonvested at January 31, 2009	319,009	$13.66

The following table summarizes information about RSUs during the last three fiscal years (dollars in thousands except per unit amount):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Weighted average fair value at grant date per unit	$11.25	$15.56	$13.58
Fair value at vesting date	5,441	3,341	1,660
Intrinsic value at conversion date	1,586	3,773	1,075
Tax benefits realized from conversions	589	1,402	734

At January 31, 2009, there was approximately $3,003 of total unrecognized pre-tax compensation cost related to non-vested RSUs, which is expected to be recognized over a weighted-average period of 1.6 years.

NOTE 13—ASSET RETIREMENT OBLIGATIONS

The Company records asset retirement obligations as incurred and reasonably estimable, including obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The fair values of obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in present value. Costs associated with the liabilities are capitalized and amortized over the estimated remaining useful life of the asset, generally for periods of 15 years.

At January 31, 2009, the Company has a liability pertaining to the asset retirement obligation in accrued expenses and other long-term liabilities on its consolidated balance sheet. The following is a

(dollar amounts in thousands, except share data)

reconciliation of the beginning balance and ending carrying amounts of the Company's asset retirement obligation under SFAS No.143 from February 3, 2007 through January 31, 2009:

Asset retirement obligation, February 3, 2007	$7,045
Asset retirement obligation incurred during the period	290
Asset retirement obligation settled during the period	(273)
Accretion expense	284
Asset retirement obligation, February 2, 2008	$7,346
Asset retirement obligation reduced during the period	(380)
Asset retirement obligation settled during the period	(99)
Accretion expense	263
Asset retirement obligation, January 31, 2009	$7,130

NOTE 14—INCOME TAXES

The (benefit) provision for income taxes includes the following:

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Current:			
Federal	$ (464)	$ (3,646)	$ —
State	1,276	654	933
Foreign	433	2,187	105
Deferred:			
Federal(a)	(8,717)	(20,570)	(4,745)
State	754	(3,761)	(3,007)
Foreign	579	(458)	315
Total income tax expense/(benefit) from continuing operations(a)	$(6,139)	$(25,594)	$(6,399)

(a) Excludes tax expense/(benefit) recorded to Discontinued Operations and Change in Accounting Principles of $(857) in fiscal year 2008, ($2,463) in fiscal year 2007 and $1,718 in fiscal year 2006.

(dollar amounts in thousands, except share data)

A reconciliation of the statutory federal income tax rate to the effective rate of the benefit for income taxes follows:

	Year ended		
	January 31, 2009	February 2, 2008	February 3, 2007
Statutory tax rate	35.00%	35.0%	35.0%
State income taxes, net of federal tax	1.2	3.1	(3.6)
Job credits	1.5	0.9	5.8
Changes in state tax law	6.4	—	—
State deferred adjustment(a)	—	—	18.2
FIN 48 adjustment	1.3	4.2	—
Valuation Allowance	(8.9)	—	—
Non Deductible Penalties	(5.3)	(0.1)	(1.6)
Stock Compensation	(3.9)	—	—
Foreign taxes, net of federal	(2.0)	1.0	(3.8)
Other, net	(7.7)	(3.5)	(2.5)
	17.6%	40.6%	47.5%

(a) The tax rate for the year ended February 3, 2007 includes an adjustment to the state deferred liabilities primarily due to change in the Company's filing position in certain states. Based on the new filing position, the Company has recorded certain tax attributes that were not recognized previously.

(dollar amounts in thousands, except share data)

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	January 31, 2009	February 2, 2008
Deferred tax assets:		
Employee compensation	$ 3,649	$ 9,399
Store closing reserves	576	2,388
Legal	1,826	2,856
Benefit accruals	4,998	3,224
Net operating loss carryforwards—Federal	8,608	16,350
Net operating loss carryforwards—State	104,671	93,228
Tax credit carryforwards	18,243	16,341
Accrued leases	13,588	12,515
Interest rate derivatives	4,861	4,078
Deferred gain on sale leaseback	69,746	32,280
Other	5,668	5,458
Gross deferred tax assets	236,434	198,117
Valuation allowance	(107,212)	(93,231)
	$ 129,222	$104,886
Deferred tax liabilities:		
Depreciation	$ 35,153	$ 36,582
Inventories	47,403	31,490
Real estate tax	2,946	2,610
Insurance	1,860	810
Other	—	782
	$ 87,362	$ 72,274
Net deferred tax asset	$ 41,860	$ 32,612
Net deferred tax liability	$ —	$ —

As of January 31, 2009 and February 2, 2008, the Company had available tax net operating losses that can be carried forward to future years. During the fiscal year 2008, the Company recorded state deferred tax assets and full valuation allowances that had previously not been recognized as the Company believes that more likely than not these assets will not be realized. The Company has $24,595 of federal net operating loss carryforwards which begin to expire in 2025. The Company has state tax net operating losses of $123,122 that will expire in various years beginning in 2009. The balance of the Company's net operating loss carryforwards relate to separate company filing jurisdictions that will expire in various years beginning in 2009 and have full valuation allowances against them.

The tax credit carryforward in 2008 consists of $6,970 of alternative minimum tax credits, $3,064 of work opportunity credits, $8,152 of state and Puerto Rico tax credits and $57 of charitable contribution carryforward. The tax credit carryforward in 2007 consists of $6,541 of alternative minimum tax credits, $3,292 of work opportunity credits, $6,142 of state tax credits and $366 of charitable contribution carryforward.

(dollar amounts in thousands, except share data)

The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The Company must assess the likelihood that any recorded deferred tax assets will be recovered against future taxable income. To the extent the Company believes that recovery is not more likely than not, a valuation allowance must be established. Cumulative losses in recent years constitute "negative evidence" that a recovery is not more likely than not, which must be rebutted by "positive evidence" to avoid establishing a valuation allowance. To establish this positive evidence, the Company considers various tax planning strategies for generating income sufficient to utilize the deferred tax assets, including the potential sale of real estate and the conversion of the Company's accounting policy for its inventory from LIFO to FIFO. After considering all this evidence, the Company had valuation allowances for these matters of $107,212 and $93,231 as of January 31, 2009 and February 2, 2008, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal, various states and Puerto Rico jurisdictions. The Company's U.S. federal returns for tax years 2004 and forward are subject to examination. The federal audit of tax years 2001, 2002 and 2003 was closed during the second quarter of fiscal year 2007 resulting in the recognition of a $4,227 additional income tax benefit due to the lapse of the statute of limitations. State and local income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. In Puerto Rico, the 2005 through 2008 tax years are subject to examination by their respective tax authorities. The Company has various state income tax returns in the process of examination, appeals and litigation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefit balance at February 4, 2007	$ 6,392
Gross increases for tax positions taken in prior years	1,550
Gross decreases for tax positions taken in prior years	(371)
Gross increases for tax positions taken in current year	503
Lapse of statue of limitations	(4,227)
Unrecognized tax benefit balance at February 2, 2008	$ 3,847
Gross increases for tax positions taken in prior years	147
Gross decreases for tax positions taken in prior years	(831)
Gross increases for tax positions taken in current year	313
Settlements taken in current year	(311)
Lapse of statute of limitations	(707)
Unrecognized tax benefit balance at January 31, 2009	$ 2,458

The Company recognizes potential interest and penalties for unrecognized tax benefits in income tax expense and, accordingly, during fiscal year 2008, the Company recognized approximately $201 benefit of potential interest and penalties associated with uncertain tax positions. At January 31, 2009 and February 2, 2008, the Company has recorded approximately $971 and $1,172, respectively, for the payment of interest and penalties which are excluded from the $2,458 unrecognized tax benefit noted above.

Included in the unrecognized tax benefit of $2,458 and $3,847 at January 31, 2009 and February 2, 2008 was $1,526 and $2,244, respectively, of tax benefits that, if recognized, would affect our annual

(dollar amounts in thousands, except share data)

effective tax rate. The Company is undergoing examinations of its tax returns in certain jurisdictions. The Company has unrecognized tax benefits of approximately $1,011 for which it is reasonably possible that the amount will increase or decrease within the next twelve months. However, based on the uncertainties associated with litigation and the status of examination, it is not possible to estimate the impact of the change.

NOTE 15—CONTINGENCIES

In September 2006, the United States Environmental Protection Agency ("EPA") requested certain information from the Company as part of an investigation to determine whether the Company had violated, and is in violation of, the Clean Air Act and its non-road engine regulations. The information requested concerned certain generator and personal transportation merchandise offered for sale by the Company. In the fourth quarter of fiscal year 2008, the EPA informed the Company that it believed that the Company had violated the Clean Air Act by virtue of the fact that certain of this merchandise did not conform to their corresponding EPA Certificates of Conformity and that unless the EPA and the Company were able to reach a settlement, the EPA was prepared to commence a civil action. The Company is currently engaged in settlement discussions with the EPA that would call for the payment of a civil penalty and certain injunctive relief. As a result of these discussions, the Company has accrued an amount equal to its estimate of the civil penalty that the Company is prepared to pay to settle the matter and has temporarily restricted from sale, and taken a partial asset impairment against certain inventory. If the Company is not able to reach a settlement with the EPA on mutually acceptable terms, the Company is prepared to vigorously defend any civil action filed.

The Company is also party to various other actions and claims arising in the normal course of business.

The Company accrued $5,700 in the fourth quarter of fiscal year 2008 for awards or assessments in connection with all such matters. The Company believes that these amounts are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on the Company's results of operations in the period(s) during which the underlying matters are resolved.

NOTE 16—INTEREST RATE SWAP AGREEMENT

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000. The Company had designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converted the variable LIBOR portion of the lease payment to a fixed rate of 2.90% and terminated on July 1, 2008. If the critical terms of the interest rate swap or hedge item do not change, the interest rate swap is considered to be highly effective with all changes in fair value included in other comprehensive income. As of February 2, 2008 the fair value was an asset of $22 recorded within other long-term assets on the balance sheet. In the fourth quarter of fiscal 2006, the Company determined it was not in compliance with SFAS No.133 for hedge accounting and, accordingly, recorded a reduction of rent expense, which is included in Costs of Merchandise and Costs of Service Revenues, for the cumulative fair value change of $4,150. This

(dollar amounts in thousands, except share data)

change in fair value had previously been recorded in Accumulated Other Comprehensive Income (Loss) on the consolidated balance sheets. The Company evaluated the impact of this error, along with three other errors discussed in the next sentence, on an annual and quarterly basis and concluded there was no material impact on the fourth quarter of fiscal 2006 or any historical periods, on an individual or aggregate basis. The three other errors consisted of: (i) $3,700 of amortization expense on leasehold improvements classified in land and therefore not depreciated, (ii) $500 of understated closed store reserves and (iii) $400 of an overstated accrual for non-qualified defined contributions. The Company corrected these errors in the fourth quarter of fiscal year 2006, resulting in no material impact to the consolidated financial statements. The Company has removed its designation as a cash flow hedge on this transaction and records the change in fair value through its operating statement until the date of termination. During fiscal year 2008 this interest rate swap expired.

On November 2, 2006, the Company entered into an interest rate swap for a notional amount of $200,000. The Company has designated the swap a cash flow hedge on the first $200,000 of the Company's $320,000 senior secured notes. The interest rate swap converts the variable LIBOR portion of the interest payments to a fixed rate of 5.036% and terminates in October 2013. The Company did not meet the documentation requirements of SFAS No.133, at inception or as of February 3, 2007 and, accordingly, recorded the increase in the fair value of the interest rate swap of $1,490 as a reduction to Interest Expense. The Company documented that the swap met the requirements of SFAS No.133 for hedge accounting on April 9, 2007, and prospectively records the effective portion of the change in fair value of the swap through Accumulated Other Comprehensive Loss.

On November 27, 2007, the Company sold the land and buildings for 34 owned properties to an independent third party. The Company used $162,558 of the net proceeds from such transaction to prepay a portion of the Senior Secured Term Loan facility which eliminated a portion of the future interest payments hedged by the November 2, 2006 interest rate swap. The Company concluded that it was not probable that those future interest payments would occur. In accordance with SFAS No.133, the Company discontinued hedge accounting for the unmatched portion of the November 2, 2006 swap and reclassified a $2,259 pre-tax loss applicable to the unmatched portion of the $200,000 interest rate swap from other comprehensive income to interest expense. On November 27, 2007, the Company re-designated $145,000 notional amount of the interest rate swap as a cash flow hedge to fully match the future interest payments under the Senior Secured Notes. As a result, all future changes in this interest rate swap's fair value that has been re-designated as a hedge will be recorded to Accumulated Other Comprehensive Loss. From the period of November 27, 2007 through February 1, 2008, the Company incurred interest expense includes $1,907 for changes in fair value related to the $55,000 unmatched portion of this swap. On February 1, 2008, the Company recorded $4,539 within accrued expenses to reduce the notional amount of the interest rate swap to $145,000 from the original $200,000 amount. The $4,539 was paid on February 4, 2008. As of January 31, 2009 and February 2, 2008 respectively, the fair value of the swap was a net $15,808 and $10,985 payable recorded within other long-term liabilities on the balance sheet.

NOTE 17—FAIR VALUE OF FINANCIAL AND DERIVATIVE INSTRUMENTS

The Company adopted SFAS No.157, (as impacted by FSP Nos.157-1, 157-2, and 157-3) effective February 3, 2008, with respect to fair value measurements of (a) non-financial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities.

SFAS No. 157, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. SFAS No. 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets. Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:

Effective February 3, 2008, the application of fair value under SFAS No. 157 (as amended by FSP Nos. 157-1,157-2, and 157-3) related to the Company's long-term investments and interest rate swap agreements. These items were previously, and will continue to be, recorded at fair value at each balance sheet date. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

Derivative liability:

The Company has an interest rate swap which is within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company values this swap using observable market data to discount projected cash flows and for credit risk adjustments. The inputs used to value our derivative fall within Level 2 of the fair value hierarchy.

Cash Equivalents:

Cash equivalents, other than credit card receivables, include highly liquid investments with an original maturity of three months or less at acquisition. We carry these investments at cost, which approximates fair value. As a result, we have determined that our cash equivalents in their entirety are classified as a Level 1 within the fair value hierarchy.

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS No. 157, on a recurring basis.

(dollar amounts in thousands)	Fair Value at	Fair Value Measurements Using Inputs Considered as		
Description	January 31, 2009	Level 1	Level 2	Level 3
Assets:				
Cash and Cash Equivalents	$21,332	$21,332		
Liabilities:				
Other Long-term liabilities				
Derivative liability	$15,808		$15,808	

(dollar amounts in thousands, except share data)

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amounts approximate fair value because of the short maturity of these items.

LONG-TERM DEBT INCLUDING CURRENT MATURITIES

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange. The estimated fair value of long-term debt including current maturities was $200,276 and $381,347 as of January 31, 2009 and February 2, 2008.

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Total Revenues	Gross Profit	Operating (Loss) Profit	Net (Loss) Earnings From Continuing Operations	Net (Loss) Earnings	Net (Loss) Earnings Per Share From Continuing Operations		Net (Loss) Earnings Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
Year Ended January 31, 2009												
4th Quarter	$465,536	$ 92,188	$(31,250)	$(32,827)	$(33,267)	$(0.63)	$(0.63)	$(0.63)	$(0.63)	$0.0675	$ 5.31	$ 2.62
3rd Quarter	464,166	114,844	(5,036)	(7,054)	(7,282)	(0.13)	(0.13)	(0.14)	(0.14)	0.0675	9.49	3.00
2nd Quarter	500,043	130,434	11,908	5,752	5,448	0.11	0.11	0.10	0.10	0.0675	10.36	6.40
1st Quarter	498,043	127,966	14,482	5,291	4,672	0.10	0.10	0.09	0.09	0.0675	12.56	8.59
Year Ended February 2, 2008												
4th Quarter(1)	$517,639	$ 99,006	$(13,544)	$(18,505)	$(20,403)	$(0.36)	$(0.36)	$(0.40)	$(0.40)	$0.0675	$15.14	$ 8.25
3rd Quarter	528,761	97,926	(36,139)	(25,926)	(27,990)	(0.50)	(0.50)	(0.54)	(0.54)	0.0675	17.97	13.50
2nd Quarter	552,092	148,716	16,860	3,948	4,179	0.08	0.08	0.08	0.08	0.0675	22.49	15.90
1st Quarter	539,583	140,589	15,838	3,050	3,175	0.06	0.06	0.06	0.06	0.0675	19.93	14.73

(1) During the fourth quarter of fiscal year 2007, the Company incurred charges for the closure of 31 stores, which is described more fully in Note 7—Store Closures and Asset Impairments and Note 8—Discontinued Operations. In addition, the Company sold the land and buildings for 34 owned properties to an independent third party, which is described more fully in Note 5—Lease and Other Commitments.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures The Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures mean the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in its reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that the Company communicated to its management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company's management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon the evaluation of the Company's disclosure controls and procedures, as of the end of the period covered by this report, the Company's principal executive officer and principal financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

During the second quarter of fiscal year 2007, the Company determined it had a material weakness in its internal control over financial reporting related to preparation and review of the Company's supplemental guarantor information note and condensed consolidated statements of cash flows presentation.

During the third quarter of fiscal year 2007, the Company discovered that the impairment charge related to the store closure portion of its five-year strategic plan should be recorded in the third quarter instead of the fourth quarter as initially concluded. This resulted in the delayed filing with the SEC of the Company's Quarterly Report on Form 10-Q. The Company considered this error in conjunction with the material weakness described above and concluded that the Company continued to have, in the aggregate, a material weakness in the financial close and reporting process as of the end of third quarter of fiscal year 2007.

During the fourth quarter of fiscal year 2008, the Company completed the implementation of its remediation plan which included the following changes: (i) hiring staff and providing additional accounting research resources, (ii) improving process documentation and (iii) improving the review process by more senior accounting personnel. As of January 31, 2009, the Company believes that its ongoing efforts to hire and train additional staff are complete. Accordingly, the Company can provide its constituents with reasonable assurance that the previously disclosed material weakness in the financial close and reporting process has been remediated as of January 31, 2009.

Other than these changes, the Company made no other changes to its internal control over financial reporting for the quarter ended January 31, 2009.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Pep Boys-Manny, Moe and Jack (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

As of January 31, 2009, management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of January 31, 2009 was effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report, which is included on page 87 herein, on the Company's internal control over financial reporting as of January 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack
Philadelphia, Pennsylvania

We have audited the internal control over financial reporting of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 31, 2009 of the Company and our report dated April 14, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 14, 2009

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The material contained in the registrant's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal (the "Proxy Statement"), under the captions "—Nominees for Election", "—Corporate Governance" and "SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference.

The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I of this Form 10-K, in accordance with General Instruction G (3).

The Company has adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics, together with any amendments thereto or waivers thereof, are posted on the Company's website www.pepboys.com under the "Investor Relations—Corporate Governance" section.

In addition, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may also be found under the "Investor Relations—Corporate Governance" section of our website. As required by the New York Stock Exchange (NYSE), promptly following our 2008 Annual Meeting, our Interim CEO certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards. Copies of our corporate governance materials are available free of charge from our investor relations department. Please call 215-430-9720 or write Pep Boys, Investor Relations, 3111 West Allegheny Avenue, Philadelphia, PA 19132.

ITEM 11 EXECUTIVE COMPENSATION

The material in the Proxy Statement under the captions "—How are Directors Compensated?", "—Director Compensation Table" and "EXECUTIVE COMPENSATION" other than the material under "—Compensation Committee Report" is hereby incorporated herein by reference.

The information regarding equity compensation plans called for by Item 201(d) of Regulation S-K is included in Item 5 of this Form 10-K.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The material in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The material in the Proxy Statement under the caption "—Certain Relationships and Related Transactions" and "—Corporate Governance" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The material in the Proxy Statement under the caption "—Registered Public Accounting Firm's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

	Page
1. The following consolidated financial statements of The Pep Boys—Manny, Moe & Jack are included in Item 8	
Report of Independent Registered Public Accounting Firm	36
Consolidated Balance Sheets—January 31, 2009 and February 2, 2008	37
Consolidated Statements of Operations—Years ended January 31, 2009, February 2, 2008 and February 3, 2007	38
Consolidated Statements of Stockholders' Equity—Years ended January 31, 2009, February 2, 2008 and February 3, 2007	39
Consolidated Statements of Cash Flows—Years ended January 31, 2009, February 2, 2008 and February 3, 2007	40
Notes to Consolidated Financial Statements	41
2. The following consolidated financial statement schedule of The Pep Boys—Manny, Moe & Jack is included	
Schedule II Valuation and Qualifying Accounts and Reserves	96
All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.	
3. Exhibits	90

(3.1)	Amended and Restated Articles of Incorporation	
(3.2)	By-Laws, as amended	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-39225).
(3.3)	Amendment to By-Laws (Declassification of Board of Directors)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2000.
(4.1)	Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee, including form of security.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.2)	Supplemental Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.3)	Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857).
(10.1)*	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.
(10.2)*	Form of Change of Control between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.3)*	Form of Non-Competition Agreement between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.4)*	The Pep Boys—Manny, Moe and Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001.	Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003.
(10.5)*	The Pep Boys—Manny, Moe and Jack 1999 Stock Incentive Plan—amended and restated as of September 15, 2005.	Incorporated by reference from the Company's Form 10-Q for the quarter ended October 29, 2005.
(10.6)*	The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of September 10, 2001.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003
(10.7)*	The Pep Boys-Manny, Moe & Jack Pension Plan Amendment 2005-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.8)*	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.

(10.9)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.10)*	The Pep Boys Savings Plan Amendment 2004-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.11)*	The Pep Boys Savings Plan Amendment 2005-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.12)*	The Pep Boys Savings Plan Amendment 2007-1	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 4, 2007.
(10.13)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.14)*	The Pep Boys Deferred Compensation Plan, as amended and restated	Incorporated by reference from the Company's Form 8-K dated December 23, 2008.
(10.15)*	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of December 9, 2003)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.16)*	Account Plan	
(10.17)*	Flexible Employee Benefits Trust	Incorporated by reference from the Company's Form 8-K filed May 6, 1994.
(10.18)*	The Pep Boys Grantor Trust Agreement	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.
(10.19)	Credit Agreement, dated January 16, 2009, by and among the Company, as Lead Borrower, Bank of America, N.A., as Administrative Agent and the other parties thereto.	
(10.20)	Master Lease Agreement, dated October 18, 2004, between the Company and with RBS Lombard, Inc.	Incorporated by reference from the Company's Form 8-K dated October 19, 2004.
(12.00)	Computation of Ratio of Earnings to Fixed Charges	
(21)	Subsidiaries of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 3, 2007.

(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Principal Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(32.2)	Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(b)	None

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report of Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PEP BOYS—MANNY, MOE & JACK
(REGISTRANT)

DATED: APRIL 15, 2009

By: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ MICHAEL R. ODELL Michael R. Odell	Chief Executive Officer; Director (Principal Executive Officer)	April 15, 2009
/s/ RAYMOND L. ARTHUR Raymond L. Arthur	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 15, 2009
/s/ M. SHÂN ATKINS M. Shân Atkins	Director	April 15, 2009
/s/ PETER A. BASSI Peter A. Bassi	Director	April 15, 2009
/s/ ROBERT H. HOTZ Robert H. Hotz	Director	April 15, 2009
/s/ THOMAS R. HUDSON JR. Thomas R. Hudson Jr.	Director	April 15, 2009
/s/ DR. IRVIN D. REID Dr. Irvin D. Reid	Director	April 15, 2009
/s/ JANE SCACCETTI Jane Scaccetti	Director	April 15, 2009

SIGNATURE	CAPACITY	DATE
/s/ JOHN T. SWEETWOOD John T. Sweetwood	Director	April 15, 2009
/s/ NICK WHITE Nick White	Director	April 15, 2009
/s/ JAMES A. WILLIAMS James A. Williams	Director	April 15, 2009

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions(1)	Balance at End of Period
		(in thousands)			
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year Ended January 31, 2009	$1,937	$4,679	$ —	$4,704	$1,912
Year Ended February 2, 2008	$1,505	$2,420	$ —	$1,988	$1,937
Year Ended February 3, 2007	$1,188	$2,317	$ —	$2,000	$1,505

(1) Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts(2)	Deductions(3)	Balance at End of Period
		(in thousands)			
SALES RETURNS AND ALLOWANCES:					
Year Ended January 31, 2009	$1,232	$ —	$86,892	$86,980	$1,144
Year Ended February 2, 2008	$1,296	$ —	$95,239	$95,303	$1,232
Year Ended February 3, 2007	$1,726	$ —	$91,644	$92,074	$1,296

(2) Additions charged to merchandise sales.

(3) Actual returns and allowance

Exhibit 12

Fiscal Year	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005
	(in thousands, except ratios)				
Interest	$ 27,048	$ 51,293	$ 49,342	$ 49,040	$35,965
Interest factor in rental expense	25,717	23,085	19,984	22,534	20,314
Capitalized interest	—	—	799	867	659
(a) Fixed charges, as defined	$ 52,765	$ 74,378	$ 70,125	$ 72,441	$56,938
(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$(34,977)	$(63,032)	$(13,470)	$(57,622)	$38,307
Fixed charges	52,765	74,378	70,125	72,441	56,938
Capitalized interest	—	—	(799)	(867)	(659)
(b) Earnings, as defined	$ 17,788	$ 11,346	$ 55,856	$ 13,952	$94,586
(c) Ratio of earnings to fixed charges (b ÷ a)	—	—	—	—	1.7x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $35.0, $63.0, $14.3 and $58.4 million for fiscal years ended January 31, 2009, February 2, 2008; February 3, 2007 and January 28, 2006 respectively.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-40363, 333-51585, 333-81351, 333-89280, 333-100224, 333-113723, 333-117258, 333-140746 and 333-141330 on Form S-8 of our report dated April 14, 2009, relating to the consolidated financial statements and financial statement schedule of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Financial Accounting Standards Board Interpretation ("FIN") 48, *Accounting for Uncertainty in Income Taxes*, and Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of February 4, 2007 and February 3, 2007, respectively, and our report dated April 14, 2009 (which report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting) appearing in this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack for the fiscal year ended January 31, 2009.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 14, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael R. Odell, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2009

by: /s/ MICHAEL R. ODELL

Michael R. Odell
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Raymond L. Arthur, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2009

by: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Michael R. Odell, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 15, 2009

by: /s/ MICHAEL R. ODELL

Michael R. Odell
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this Annual Report on Form 10-K of The Pep Boys—Manny, Moe & Jack (the "Company") for the year ended January 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Raymond L. Arthur, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 15, 2009

by: /s/ RAYMOND L. ARTHUR

Raymond L. Arthur
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Management Team

Senior Executives

Michael R. Odell, *Chief Executive Officer*
Raymond L. Arthur, *Executive Vice President, Chief Financial Officer*
Joseph A. Cirelli, *Senior Vice President, Corporate Development*
Troy E. Fee, *Senior Vice President, Human Resources*
William E. Shull III, *Senior Vice President, Stores*
Scott A. Webb, *Senior Vice President, Merchandising & Marketing*
ian D. Zuckerman, *Senior Vice President, General Counsel & Secretary*

Corporate Vice Presidents

Bryan B. Hoppe, *Asset Protection*
William D. McCall, *Operations & Administration*
James F. Kessler, *Financial Planning & Analysis*
Bernard K. McElroy, *Finance Officer & Treasurer*
John P. Mitchell, *Chief Information Officer*
Stuart M. Rosenfeld, *Distribution*
Robert P. Sammons, *Parts*
Sanjay Sood, *Controller*

Field Vice Presidents

Terence A. Winslow, *Northeast*
Michael P. McSorley, *Mid-Atlantic*
John B. Herbert, *Southeast*
Scott J. Ross, *Central*
Sean M. Chidsey, *Southern California*
David L. Wilmore, *West*

Board of Directors

James A. Mitarotonda
Chairman of the Board, Pep Boys
Chairman, President & CEO,
Barrington Capital Group

M. Shân Atkins, CPA & Chartered Accountant
Managing Director, Chetrum Capital

Peter A. Bassi
Former Chairman, Yum! Restaurants International

Thomas R. Hudson Jr.
Chairman, Captain Jack LLC

Robert H. Hotz
Senior Managing Director,
Houlihan Lokey Howard & Zukin

Michael R. Odell
Chief Executive Officer, Pep Boys

Dr. Irvin D. Reid
President Emeritis and Eugene Applebaum Professor,
Community Relations, Wayne State University

Jane Scaccetti, CPA
CEO, Drucker & Scaccetti, P.C.

John T. Sweetwood
President, Woods Investment

Nick White
President & CEO, White & Associates

James A. Williams
Former Corporate President & Vice Chairman,
Gold ToeMoretz

Director Emeritus

Lester Rosenfeld

Shareholder Information

Annual Shareholder Meeting

Wednesday, June 24, 2009 at 9:00 a.m.
Hilton Philadelphia City Avenue
4200 City Avenue
Philadelphia, PA

Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below

or call the investor relations hotline at:
1-800-PEP-0135

or visit our Internet Website at:
pepboys.com

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095


PEPBOYS

3111 West Allegheny Avenue • Philadelphia, PA 19132